   As filed with the Securities and Exchange Commission on February 22, 2002

                                                    FILE NO. 333-82308
                                                    40 ACT FILE NO. 811-2271

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact name of Trust: NUVEEN TAX-FREE UNIT TRUST, SERIES 1284

B.   Name of Depositor:   NUVEEN INVESTMENTS

C.   Complete address of Depositor's principal executive offices:

                          333 West Wacker Drive
                          Chicago, Illinois 60606

D.   Name and complete address of agents for service:

                          NUVEEN INVESTMENTS
                          Attn: Alan G. Berkshire
                          333 West Wacker Drive
                          Chicago, Illinois 60606

                          CHAPMAN AND CUTLER
                          Attn: Eric F. Fess
                          111 West Monroe Street
                          Chicago, Illinois 60603

It is proposed that this filing will become effective (check appropriate box)

/ /  immediately upon filing pursuant to paragraph (b)

/ /  on February 22, 2002 pursuant to paragraph (b)

/ /  60 days after filing pursuant to paragraph (a)

/ /  on February 22, 2002 pursuant to paragraph (a) of rule 485 or 486

E.   Title of securities being registered: Units of undivided fractional beneficial interest.

F.   Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

/X/  Check box if it is proposed that this filing will become effective on February 22,
     2002 at 1:30 P.M. pursuant to Rule 487.

    [LOGO]


NUVEEN TAX-FREE UNIT TRUST, SERIES 1284



NUVEEN MARYLAND TRADITIONAL PORTFOLIO, SERIES 359


NUVEEN CALIFORNIA INSURED PORTFOLIO, SERIES 371


NUVEEN FLORIDA INSURED PORTFOLIO, SERIES 317


NUVEEN NEW JERSEY INSURED PORTFOLIO, SERIES 283


NUVEEN OHIO INSURED PORTFOLIO, SERIES 200


PROSPECTUS PART A DATED FEBRUARY 22, 2002
--------------------------------------------------------------------------------

-  Long-Term Municipal Bonds

-  Monthly, Quarterly or Semi-annual Distributions

-  Federal and State Tax Exempt Income

INSURANCE ON INSURED PORTFOLIOS RELATES EXCLUSIVELY TO THE PAYMENT OF PRINCIPAL AND INTEREST ON THE BONDS AND NOT TO THE MARKET VALUE OF THE BONDS OR THE UNITS.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                                              CUSIP NOS:
                                                              MONTHLY     QUARTERLY   SEMI-ANNUAL
NUVEEN MARYLAND TRADITIONAL PORTFOLIO, SERIES 359             67070K 133  67070K 141  67070K 158
NUVEEN CALIFORNIA INSURED PORTFOLIO, SERIES 371               67069S 709  67069S 717  67069S 725
NUVEEN FLORIDA INSURED PORTFOLIO, SERIES 317                  67070S 318  67070S 326  67070S 334
NUVEEN NEW JERSEY INSURED PORTFOLIO, SERIES 283               67070G 405  67070G 413  67070G 421
NUVEEN OHIO INSURED PORTFOLIO, SERIES 200                     67069E 619  67069E 627  67069E 635

OVERVIEW

Nuveen Tax-Free Unit Trust, Series 1284 includes the unit investment trusts listed above. The Portfolios seek to provide income exempt from federal income tax (and state income tax for state Portfolios) and to conserve capital by investing in municipal bonds. Nuveen Investments ("Nuveen" or the "Sponsor") serves as the Sponsor of the Portfolios.

Units are not deposits or obligations of, or guaranteed by any bank. Units are not FDIC insured and involve investment risk, including the possible loss of principal.

 CONTENTS


     2  OVERVIEW
     3  NUVEEN MARYLAND TRADITIONAL PORTFOLIO,
        SERIES 359
     3  RISK/RETURN SUMMARY
     8  SCHEDULE OF INVESTMENTS
     9  NUVEEN CALIFORNIA INSURED PORTFOLIO,
        SERIES 371
     9  RISK/RETURN SUMMARY
    14  SCHEDULE OF INVESTMENTS
    15  NUVEEN FLORIDA INSURED PORTFOLIO,
        SERIES 317
    15  RISK/RETURN SUMMARY
    20  SCHEDULE OF INVESTMENTS
    21  NUVEEN NEW JERSEY INSURED PORTFOLIO,
        SERIES 283
    21  RISK/RETURN SUMMARY
    26  SCHEDULE OF INVESTMENTS
    27  NUVEEN OHIO INSURED PORTFOLIO,
        SERIES 200
    27  RISK/RETURN SUMMARY
    32  SCHEDULE OF INVESTMENTS
    33  HOW TO BUY AND SELL UNITS
    33  Investing in the Portfolios
    33  Sales or Redemptions
    33  RISK FACTORS
    34  DISTRIBUTIONS
    34  Interest Distributions
    34  Principal Distributions
    34  ESTIMATED RETURNS
    35  GENERAL INFORMATION
    35  Insurance
    35  Ratings
    35  Termination
    35  The Sponsor
    35  The Trustee
    35  Other Information
    35  Optional Features
    35  LETTER OF INTENT (LOI)
    35  REINVESTMENT
    35  NUVEEN MUTUAL FUNDS
    36  STATEMENTS OF CONDITION
    37  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
 For the Table of Contents of Part B, see Part B of the Prospectus.


------------

THIS PART A PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART B OF THE NUVEEN TAX-FREE UNIT TRUST PROSPECTUS WHICH IS DATED APRIL 12, 2001.

                                     ------

NUVEEN MARYLAND TRADITIONAL PORTFOLIO,
SERIES 359


RISK/RETURN SUMMARY

INVESTMENT OBJECTIVE


The Portfolio seeks to provide income exempt from federal and Maryland state income taxes and conservation of capital.


INVESTMENT STRATEGY


The Portfolio consists of municipal bonds that generate income exempt from federal and Maryland state income taxes. The bonds are expected to remain in the Portfolio until they mature, are called or are sold to meet redemptions or expenses.


BOND SELECTION

The bonds selected for the Portfolio are:

- GENERAL OBLIGATION BONDS -- General obligation bonds are secured by the pledge of the issuer's full faith, credit and, usually, taxing power; and/or

- REVENUE BONDS -- Revenue bonds have principal and interest payments derived from the income of a specific project or authority such as utility projects, airports, highways and healthcare facilities. Payments on these bonds are not generally backed by the government's taxing power and are dependent on the revenues generated by the project, excise taxes or appropriations.

All of the bonds in the Portfolio:

- Are rated in the category of "A" or better by Moody's, Fitch, and/or Standard & Poor's; and


- Generate income that is exempt from federal and Maryland state income taxes and, for most investors, the federal Alternative Minimum Tax ("AMT").

The Sponsor considers the following factors in selecting bonds for the
Portfolio:


- Whether the bonds provide income exempt from federal and Maryland state income taxes and AMT;


- The prices and yields of the bonds relative to other bonds of comparable quality and maturity;

-  Whether the bonds are trading at a premium or discount from par;

- The present rating and credit quality of the issuers of the bonds and the potential improvement in the credit quality of such issuers;

- The diversification of the bonds as to the purpose of issue and the location of the issuers;

-  The potential income generated by the bonds; and

-  The stated maturities and call provisions of the bonds.

Through examining these factors, the Sponsor seeks to select a Portfolio that has the potential to meet the Portfolio's investment objective.

A description of the bonds included in the Portfolio is provided in the "Schedule of Investments."

The Portfolio consists of bonds having a dollar-weighted average maturity of
29.0 years.

INVESTOR SUITABILITY

The Portfolio may be suitable for you if you are seeking:

-  A focus on long-term capital preservation; and


-  Income exempt from federal and Maryland state income taxes and AMT.


The Portfolio is not appropriate for you if you are seeking:

-  An aggressive high-growth investment strategy.

INDUSTRY FOCUS

The Portfolio consists of the following types of bonds:

                                         APPROXIMATE
                                          PORTFOLIO
                                          PERCENTAGE
                                          (BASED ON
                               NUMBER     PRINCIPAL
       TYPE OF ISSUER         OF BONDS     AMOUNT)
       --------------         --------   ------------
Education Revenue                 2          28.6%
Healthcare Facility Revenue       2          28.6%
General Obligation                3          28.5%
Miscellaneous Revenue             1          14.3%
                                 --         -----
        Total                     8           100%

The bonds were issued by entities located in the following states or territories:

                                     APPROXIMATE
                                      PORTFOLIO
                                     PERCENTAGE
                                      (BASED ON
                                      PRINCIPAL
        STATE OR TERRITORY             AMOUNT)
        ------------------           -----------
Maryland                                 92.9%
Puerto Rico                               7.1%
                                        -----
                                          100%

PRIMARY RISKS

YOU CAN LOSE MONEY BY INVESTING IN THE PORTFOLIO. In addition, the Portfolio may not perform as well as you hope. These things can happen for various reasons, including:

-  Unit prices and yields may decline during the life of the Portfolio;

- Rising interest rates will reduce the value of your Units. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes;

- A bond issuer or an insurer may be unwilling or unable to meet its obligation to make principal or

                                     ------
   interest payments, resulting in a reduction in the value of your Units;

- The financial condition of a bond issuer or insurer may worsen or their credit ratings may drop, resulting in a reduction in the value of your Units;

- Assuming no changes in interest rates, when you sell your Units they will generally be worth less than your cost because your cost included a sales charge;

- The Portfolio will receive early returns of principal if bonds are called or sold before they mature. If this happens your income will decline and you may not be able to reinvest the money you receive at as high a yield or as long a maturity; and

- The Portfolio is not actively managed and may continue to hold a bond included in the Portfolio even though the bond's outlook or its market value or yield may have changed.

- INDUSTRY CONCENTRATION RISK -- The Portfolio is considered to be concentrated in bonds of education revenue issuers and healthcare facility revenue issuers. A concentration makes the Portfolio less diversified and subject to more risk.

   EDUCATION REVENUE ISSUERS are subject to certain risks including:

   -- Possible declines in the number of "college" age individuals;

   -- The possible inability to raise tuition and fees;

   -- The uncertainty of the continued receipt of Federal grants and state funding; and

   -- Government regulation or legislation.

  HEALTHCARE FACILITY REVENUE ISSUERS are subject to certain risks, including:

   -- Fluctuating occupancy levels;

   -- Possible decreases in demand for services;

   -- Increased costs, including overhead, wages and malpractice insurance;

   -- A reduction in governmental financial assistance, including Medicare and Medicaid;

   -- Competition; and

   -- Governmental regulation and litigation.


- STATE SPECIFIC RISK -- Because the Portfolio is concentrated in bonds of issuers located in Maryland, there may be more risk than if the bonds were issued by issuers located in several states. The financial condition of Maryland is affected by various national and local, economic, social and environmental policies and conditions and may have an effect on the value of the Units.


- Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations.

- The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the bonds, are affected by numerous factors. The State's economic base is diversified, consisting of manufacturing, construction and service industries, supplemented by rural areas with selective commercial agriculture. The State has a relatively high wage labor market which has resulted in the State's business sector becoming more vulnerable to competitive pressures.

- The State is party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations.

- The State of Maryland currently maintains a bond rating from Standard & Poor's and Fitch of "AAA" and Moody's of "Aaa" on its general obligation indebtedness.

Further information concerning the various types of bonds contained in the Portfolio is available in "Summary of Portfolios" in Part B of the Prospectus. An additional discussion of potential risks may be obtained upon written or telephonic request to the Trustee as described in "Other Information--Supplemental Information" appearing in Part B of the Prospectus.

TAX STATUS

FEDERAL TAX -- Under existing law, in the opinion of recognized bond counsel to the issuing governmental authorities, interest on the bonds in the Portfolio is exempt from federal income taxes for U.S. investors. You may receive principal payments if bonds are sold or called, or mature. You will be subject to tax on any gain realized by the Portfolio on the disposition of bonds.

MARYLAND TAX -- The Portfolio consists of Bonds issued by or on behalf of the State of Maryland, its counties, municipalities, authorities or its political subdivisions and authorities and, provided the interest thereon is exempt from State income taxes by the laws or treaties of the United States, obligations issued by or on behalf of the United States' territories or possessions, including Puerto Rico, Guam and the Virgin Islands, their political subdivisions and authorities (the "Maryland Bonds").

In the opinion of Blank Rome Comisky & McCauley LLP, a Limited Liability Partnership, special counsel for the Portfolio for Maryland tax matters, under existing law:

- For Maryland state and local income tax purposes, the Portfolio will not be taxable as an association,

                                     ------
   and the income of the Portfolio will be treated as the income of the Unitholders.

- For Maryland state and local tax purposes, interest on the Maryland Bonds which is exempt from Maryland state and local income tax when received by the Portfolio, and which would be exempt from Maryland state and local income tax if received directly by a Unitholder, will retain its status as tax-exempt interest when received by the Portfolio and distributed to the Unitholders.

- Interest derived from the Portfolio by a Unitholder with respect to the Maryland Bonds will not be subject to Maryland state or local income taxes; provided that interest or profit derived from the Portfolio by a financial institution, as defined in Section 8-101(c) of the Tax-General Article of the Annotated Code of Maryland, will be subject to the Maryland state franchise tax on financial institutions, except to the extent such interest is expressly exempt from the Maryland state franchise tax by the statutes which authorize the issuance of such Maryland Bonds (See Section 8-204 of the Tax General Article of the Annotated Code of Maryland).

- A Unitholder will not be subject to Maryland state or local income tax with respect to gain realized when Maryland Bonds held in the Portfolio are sold, redeemed, or paid at maturity, except with respect to gain realized upon a sale, redemption or payment at maturity of such Maryland Bonds as are issued by or on behalf of United States territories or possessions, their political subdivisions and authorities; such gain will equal the proceeds of sale, redemption or payment, less the tax basis of the Maryland Bonds (adjusted to reflect (a) the amortization of Bond premium or discount, and (b) the deposit in the Portfolio after the Unitholder's settlement date of Maryland Bonds with accrued interest).


- Gain realized by a Unitholder from the redemption, sale or other disposition of a Portfolio Unit will be subject to Maryland state and local income tax except in the case of individual Unitholders who are not Maryland residents.


- Interest on indebtedness incurred or continued by a Unitholder to purchase or carry Units in the Portfolio will not be deductible for Maryland state or local income tax purposes.

- Portfolio Units will be subject to Maryland inheritance and estate tax only if held by Maryland residents. Neither the Maryland Bonds nor the Portfolio Units will be subject to Maryland personal property tax, sales tax or use tax.

See "Tax Status" in Part B of the Prospectus for further tax information.

PUBLIC OFFERING PRICE


As of February 22, 2002, the Initial Date of Deposit, the PER UNIT PUBLIC OFFERING PRICE FOR THE PORTFOLIO is $99.82. As described below, Units are subject to a maximum sales charge of up to 4.9% of the Public Offering Price. The Public Offering Price includes the sales charge and the estimated organization cost of $.36 per Unit. Any net accrued but undistributed interest on the Units is added to the Public Offering Price. For Units purchased on the Initial Date of Deposit, $.06 per Unit of accrued interest will be added to the Public Offering Price. The Public Offering Price changes every day with changes in the prices of the bonds.


See "Public Offering Price" in Part B of the Prospectus and "How to Buy and Sell Units" for additional information.

ESTIMATED DISTRIBUTIONS

The Portfolio's estimated interest distributions per Unit are as follows:


DISTRIBUTION
PLAN                    MONTHLY     QUARTERLY    SEMI-ANNUAL
---------------------  ----------   ----------   ------------
Initial Payment          $.4820       $.4820        $.4820
(Date)                  04/15/02     04/15/02      04/15/02
Partial Payment           N/A         $.3735        $.3750
(Date)                               05/15/02      05/15/02
First Normal Payment     $.3708      $1.1205       $2.2500
(Date)                  05/15/02     08/15/02      11/15/02
Normal Total Annual
  Distributions         $4.4506      $4.4826       $4.5016


The amount of interest will generally change as bonds in the Portfolio mature, are called or are sold or as fees and expenses increase or decrease. Estimated distributions assume that all of the bonds are delivered to the Portfolio.

See "Distributions to Unitholders" in Part B of the Prospectus and "Distributions" for more information.

ESTIMATED RETURNS
(AS OF THE INITIAL DATE OF DEPOSIT)

                   First Year     Normal
                     Current      Current     Long-Term
Distribution Plan    Return       Return       Return
-----------------  -----------  -----------  -----------
Monthly               4.44%        4.46%        4.62%
Quarterly             4.47%        4.49%        4.66%
Semi-annual           4.49%        4.51%        4.68%

The estimated current return is the net income divided by the offering price. Estimated long-term return is a measure of the return to the investor expected to be earned over the estimated life of the Portfolio. The normal current returns provided include both the returns for the first year after the Initial Date of Deposit and the returns for subsequent years. Because certain of the Bonds in the Portfolio will not be delivered to the Trustee until after the date of settlement for a

                                     ------
purchase of Units made on the Initial Date of Deposit, the first year current returns may be slightly lower than those of the normal current returns. These return quotations are designed to be comparative rather than predictive and your actual return will vary with Unit price, how long you hold your investment, and changes in the Portfolio, interest income and expenses. See "Estimated Long-Term Return and Estimated Current Return" in Part B of the Prospectus and "Estimated Returns."

TAXABLE EQUIVALENT YIELD
(AS OF THE INITIAL DATE OF DEPOSIT)

The table shows the approximate yields investors in certain selective tax brackets must get from a taxable investment to match the estimated current return from this Portfolio. The yields shown pertain to years following the first year after the Initial Date of Deposit. Please note that the taxable equivalent yields provided below are for illustrative purposes only and that an investor's actual taxable equivalent yield will depend upon the Portfolio's actual return and the investor's tax circumstances.

  PORTFOLIO
    NORMAL          Taxable Equivalent Yield
  ESTIMATED          (by selective federal
   CURRENT      and Maryland state tax brackets)
    RETURN      30.5%   33.5%   38.0%      41.5%
     (M) 4.46%  6.42%   6.71%   7.19%   7.62%
     (Q) 4.49   6.46    6.75    7.24    7.68
   (S/A) 4.51   6.49    6.78    7.27    7.71

FEES AND EXPENSES

This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the Portfolio.

                                               AMOUNT PER
                                                 $1,000
                                                INVESTED
                              PERCENT OF         (AS OF
                            PUBLIC OFFERING   INITIAL DATE
                                 PRICE        OF DEPOSIT)
                            ---------------   ------------
INVESTOR FEES
Maximum Sales Charge.....          4.9%          $49.00

ESTIMATED ANNUAL OPERATING EXPENSES


                                 DISTRIBUTION PLAN
                        -----------------------------------
                        MONTHLY    QUARTERLY   SEMI-ANNUAL
                        --------   ---------   ------------
Trustee's Fee(1).....   $1.1847     $0.8647      $0.6747
Sponsor's Evaluation
  Fee(1).............   $   .27     $   .27      $   .27
Other Operating
  Expenses (per
  Unit)..............   $0.0625     $0.0625      $0.0625
TOTAL (per Unit as of
  the Initial Date of
  Deposit)...........   $ .2080     $ .1760      $ .1570

MAXIMUM ORGANIZATION
  COSTS (PER
  UNIT)(2)...........   $   .36     $   .36      $   .36


-------------

(1) The Trustee's Fee and the Sponsor's Evaluation Fee are per $1,000 principal amount of the bonds in the Portfolio for that portion of the Portfolio that represents a particular plan of distribution. Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc., performs the initial evaluation of the Portfolio. See "Evaluation of Bonds at the Date of Deposit" in Part B of the Prospectus. The Sponsor serves as evaluator for all subsequent evaluations. See "Portfolio Operating Expenses" in Part B of the Prospectus for additional information.

(2) Organization costs are deducted from Portfolio assets at the earlier of the close of the initial offering period or 6 months after Initial Date of Deposit.

The maximum per Unit primary market sales charges are reduced as follows:

                                       PERCENT
                                          OF
                                       OFFERING
          NUMBER OF UNITS*              PRICE
-------------------------------------  --------
 Less than 500.......................    4.90%
 500 but less than 1,000.............    4.75
 1,000 but less than 2,500...........    4.50
 2,500 but less than 5,000...........    4.25
 5,000 but less than 10,000..........    3.50
 10,000 but less than 25,000.........    3.00
 25,000 or more......................    2.50

------------

* Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 1,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you.

As described in "Public Offering Price" in Part B of the Prospectus, certain classes of investors are also entitled to reduced sales charges. Also see "Public Offering Price" in Part B of the Prospectus for secondary market sales charges.

EXAMPLE

This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

The example assumes that you invest $10,000 in the Portfolio for the periods indicated and then either redeem or do not redeem your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. The example does not include brokerage costs and other transactional fees. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                1 YEAR    3 YEARS    5 YEARS    10 YEARS
               --------   --------   --------   --------
Monthly        $545.71    $588.00    $634.44    $771.47
Quarterly      $542.67    $578.47    $617.81    $734.01
Semi-annual    $540.87    $572.82    $607.93    $711.72

See "Portfolio Operating Expenses" in Part B of the Prospectus for additional information regarding expenses.

                                     ------

DEALER CONCESSIONS

The Sponsor plans to allow a concession of $3.20 per Unit for primary market, non-breakpoint purchases of Units to dealer firms in connection with the sale of Units in a given transaction.

The concession paid to dealers is reduced or eliminated in connection with Units sold in transactions to investors that receive reduced sales charges based on the number of Units sold or in connection with Units sold to Wrap Account Purchasers and to other investors described in Part B of the Prospectus entitled to the sales charge reduction applicable for Wrap Account Purchasers, as follows:
----------------------------------------------

                                        CONCESSION
NUMBER OF UNITS*                         PER UNIT
----------------                        ----------
Less than 500.........................    $3.20
500 but less than 1,000...............     3.20
1,000 but less than 2,500.............     3.20
2,500 but less than 5,000.............     3.20
5,000 but less than 10,000............     2.50
10,000 but less than 25,000...........     2.00
25,000 or more........................     1.75
Wrap Account Purchasers...............     0.00

*Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased using the equivalent of 500 Units to $50,000, 1,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you and may result in a reduction in the discount per Unit.

See "Distributions of Units to the Public" in Part B of the Prospectus for additional information on dealer concessions, volume incentives, and secondary market dealer concessions.

                                     ------

--------------------------------------------------------------------------------
SCHEDULE OF INVESTMENTS

(AT THE INITIAL DATE OF DEPOSIT, FEBRUARY 22, 2002)


               NUVEEN MARYLAND TRADITIONAL PORTFOLIO, SERIES 359


                                                                                         RATINGS(2)
                                                                                    ---------------------      TRUSTEE'S
                                                                     OPTIONAL                                DETERMINATION
 AGGREGATE                                                          REDEMPTION      STANDARD &                    OF
 PRINCIPAL                 NAME OF ISSUER, TITLE(1)(5)             PROVISIONS(3)      POOR'S     MOODY'S   OFFERING PRICE(4)
----------------------------------------------------------------------------------------------------------------------------
$  250,000        Maryland Health and Higher Educational            2011 at 100        AA-          A1        $   246,525
                  Facilities Authority, Revenue Bonds, The
                  Johns Hopkins Hospital Issue, Series 2001,
                  5.00% Due 5/15/26.
   250,000        Maryland Health and Higher Educational            2011 at 100         AA         Aa2            241,643
                  Facilities Authority, Refunding Revenue
                  Bonds, The Johns Hopkins University Issue,
                  Series 2001B, 5.00% Due 7/1/41.
   250,000   *    Maryland Transportation Authority Airport         2012 at 101        AAA         Aaa            248,230
                  Parking Revenue Bonds, Baltimore/Washington
                  International Airport Projects, Series 2002
                  A, 5.00% Due 3/1/27. (When issued.) (AMBAC
                  Insured.)
   250,000        Maryland Health and Higher Educational            2011 at 100         A+          A2            240,303
                  Facilities Authority Revenue Bonds, Greater
                  Baltimore Medical Center Issue, Series 2001,
                  5.00% Due 7/1/34.
   250,000        Maryland Health and Higher Educational            2009 at 101         A           A             241,765
                  Facilities Authority, Revenue Bonds, Loyola
                  College Issue, Series 1999, 5.00% Due
                  10/1/39. (Original issue discount bonds
                  delivered on or about June 23, 1999 at a
                  price of 92.681% of principal amount.)
   155,000   *    Howard County, Maryland, Metropolitan             2012 at 100        AAA         Aaa            153,816
                  District Project and Refunding Bonds, 1998
                  Series A, 5.00% Due 8/15/31. (General
                  Obligation Bonds.) (When issued.)
   220,000        St Mary's County, Maryland, General               2012 at 101        AA-         Aa3            223,980
                  Obligation Bonds, County Commissioners Of St
                  Mary's County, General Obligation Hospital
                  Bonds Of 2002, 5.125% Due 10/1/22.
   125,000        Commonwealth of Puerto Rico, Public            No Optional Call      AAA         Aaa             58,988
                  Improvement Refunding Bonds, Series 1998
                  (General Obligation Bonds), 0.00% Due 7/1/17.
                  (Original issue discount bonds delivered on
                  or about January 29, 1998 at a price of
                  38.685% of principal amount.)(MBIA
                  Insured.)(6)
-----------                                                                                                   -----------
$1,750,000                                                                                                    $ 1,655,250
===========                                                                                                   ===========

---------------


* These bonds, or a portion thereof, have delivery dates beyond the normal settlement date. Their expected delivery dates range from February 28, 2002 to March 5, 2002. Contracts relating to bonds with delivery dates after the date of settlement for purchase made on the Date of Deposit constitute approximately 23.1% of the aggregate principal amount of the Portfolio. (See "Composition of Portfolios" in Part B of the Prospectus.)



(1) The Sponsor's contracts to purchase the bonds were entered into on December 18, 2001 to February 20, 2002. All bonds are represented by contracts, unless otherwise indicated, for the performance of which an irrevocable letter of credit has been deposited with the Trustee.


(2) Certain of the bonds in a Traditional Portfolio, as insured by an insurer, may be rated AAA by Standard & Poor's, AAA by Fitch and/or Aaa by Moody's. The insurance on such bonds guarantees the payment of interest and principal on such bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, mandatory redemptions or interest rate risks. A brief description of the applicable Standard & Poor's and Moody's rating symbols and their meanings is set forth under "Description of Ratings" in Part B of the Prospectus. See "Insurance on the Bonds" in Part B of the Prospectus.


(3) The bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the bonds, except for bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. Approximately 21.4% of the aggregate principal amount of the bonds in the Trust (accounting for approximately 18.2% of the aggregate offering price of the bonds) are original issue discount obligations. Certain of these original issue discount obligations, amounting to 7.1% of the aggregate principal amount and 3.6% of the aggregate offering price of the bonds in the Trust, are "zero coupon" bonds. See "Summary of Portfolios" in Part B of the Prospectus for a discussion of the characteristics of such obligations and of the risks associated therewith. The bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such bonds. See "Risk Factors" herein and "Composition of Portfolios" and "Tax Status" in Part B of the Prospectus.


(4) During the initial offering period, evaluations of bonds are made on the basis of current offering side evaluations of the bonds.

(5) Other information regarding the bonds in the Portfolio on the Initial Date of Deposit is as follows:


                                   ESTIMATED
                                     ANNUAL                ESTIMATED                        ESTIMATED
                      PROFIT        INTEREST              GROSS ANNUAL                      NET ANNUAL
        COST TO      (OR LOSS)     INCOME TO               INCOME PER                       INCOME PER              BID PRICE
        SPONSOR     TO SPONSOR     PORTFOLIO                  UNIT                             UNIT                 OF BONDS
      -----------   -----------   ------------   ------------------------------   ------------------------------   -----------
      $1,645,806      $ 9,444       $ 81,525     $     4.6415 -- Monthly          $     4.4335 -- Monthly          $1,648,657
                                                 $    4.6415 -- Quarterly         $    4.4655 -- Quarterly
                                                 $   4.6415 -- Semi-annual        $   4.4845 -- Semi-annual



    In addition, the difference between the Trustee's determination of offering price and bid price (as a percentage of principal amount) is .38% for the Portfolio.


    The estimated income figures reflected above are estimates determined as of the business day prior to the Initial Date of Deposit and actual payments may vary. It is anticipated that the amount of interest to be distributed per Unit in each year will initially be substantially equal to the estimated net annual income per Unit provided above. Interest income does not include accretion of original issue discount on zero coupon bonds, if applicable. The amount of interest to be distributed annually per Unit will generally change as bonds are redeemed, mature or are sold or as fees and expenses increase or decrease. See "Distribution to Unitholders" in Part B of the Prospectus.

(6) This bond has been purchased at a deep discount from the par value because there is no stated interest income thereon. Bonds which pay no interest are normally described as "zero coupon" bonds. Over the life of bonds purchased at a deep discount, the value of the bonds will increase such that upon maturity the holders of such bonds will receive 100% of the principal amount thereof.

PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS FOR A FUTURE NUVEEN DEFINED PORTFOLIO, THE PORTFOLIO WILL CONTAIN DIFFERENT BONDS THAN THOSE DESCRIBED ABOVE.
--------------------------------------------------------------------------------

                                     ------

NUVEEN CALIFORNIA INSURED PORTFOLIO,
SERIES 371


RISK/RETURN SUMMARY

INVESTMENT OBJECTIVE


The Portfolio seeks to provide income exempt from federal and California state income taxes and conservation of capital.


INVESTMENT STRATEGY


The Portfolio consists of insured municipal bonds that generate income exempt from federal and California state income taxes. The bonds are expected to remain in the Portfolio until they mature, are called or are sold to meet redemptions or expenses.


BOND SELECTION

The bonds selected for the Portfolio are:

- GENERAL OBLIGATION BONDS -- General obligation bonds are secured by the pledge of the issuer's full faith, credit and, usually, taxing power; and/or

- REVENUE BONDS -- Revenue bonds have principal and interest payments derived from the income of a specific project or authority such as utility projects, airports, highways and healthcare facilities. Payments on these bonds are not generally backed by the government's taxing power and are dependent on the revenues generated by the project, excise taxes or appropriations.

All of the bonds in the Portfolio:
- Are insured prior to inclusion in the Portfolio by AMBAC, FGIC, FSA or MBIA for the life of the bond. INSURANCE GUARANTEES THE PAYMENT OF PRINCIPAL AND INTEREST ON THE BONDS (BUT NOT THE UNITS OR THE MARKET VALUE OF THE BONDS). Each bond insurer's claim paying ability is rated triple A by Moody's, Standard & Poor's or Fitch;

- Are rated "Aaa" by Moody's, "AAA" by Fitch, and/or "AAA" by Standard & Poor's; and


- Generate income that is exempt from federal and California state income taxes and, for most investors, the federal Alternative Minimum Tax ("AMT").


The Sponsor considers the following factors in selecting bonds for the
Portfolio:


- Whether the bonds provide income exempt from federal and California state income taxes and AMT;


- The prices and yields of the bonds relative to other bonds of comparable quality and maturity;

-  Whether the bonds are trading at a premium or discount from par;

- The diversification of the bonds as to the purpose of issue and the location of the issuers;

-  The potential income generated by the bonds;

-  The stated maturities and call provisions of the bonds; and

- Whether the bonds were insured and the availability and cost of insurance for the bonds.

Through examining these factors, the Sponsor seeks to select a Portfolio that has the potential to meet the Portfolio's investment objective.

A description of the bonds included in the Portfolio is provided in the "Schedule of Investments."

The Portfolio consists of bonds having a dollar-weighted average maturity of
28.5 years.

INVESTOR SUITABILITY

The Portfolio may be suitable for you if you are seeking:

-  Insured AAA-rated bonds;

-  A focus on long-term capital preservation; and


-  Income exempt from federal and California state income taxes and AMT.


The Portfolio is not appropriate for you if you are seeking:

-  An aggressive high-growth investment strategy.

INDUSTRY FOCUS

The Portfolio consists of the following types of bonds:

                                         APPROXIMATE
                                          PORTFOLIO
                                          PERCENTAGE
                                          (BASED ON
                               NUMBER     PRINCIPAL
       TYPE OF ISSUER         OF BONDS     AMOUNT)
       --------------         --------   ------------
Water and/or Sewer Revenue        3          39.4%
Dedicated-Tax Supported
 Revenue                          2          28.6%
Power Revenue                     1          14.3%
Transportation                    1          10.6%
General Obligation                1           7.1%
                                 --         -----
        Total                     8           100%

The bonds were issued by entities located in the following states or territories:

                                     APPROXIMATE
                                      PORTFOLIO
                                     PERCENTAGE
                                      (BASED ON
                                      PRINCIPAL
        STATE OR TERRITORY             AMOUNT)
        ------------------           -----------
California                              100.0%

PRIMARY RISKS

YOU CAN LOSE MONEY BY INVESTING IN THE PORTFOLIO. In addition, the Portfolio may not perform as well as

                                     ------
you hope. These things can happen for various reasons, including:

-  Unit prices and yields may decline during the life of the Portfolio;

- Rising interest rates will reduce the value of your Units. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes;

- A bond issuer or an insurer may be unwilling or unable to meet its obligation to make principal or interest payments, resulting in a reduction in the value of your Units;

- The financial condition of a bond issuer or insurer may worsen or their credit ratings may drop, resulting in a reduction in the value of your Units;

- Assuming no changes in interest rates, when you sell your Units they will generally be worth less than your cost because your cost included a sales charge;

- The Portfolio will receive early returns of principal if bonds are called or sold before they mature. If this happens your income will decline and you may not be able to reinvest the money you receive at as high a yield or as long a maturity; and

- The Portfolio is not actively managed and may continue to hold a bond included in the Portfolio even though the bond's outlook or its market value or yield may have changed.

- INDUSTRY CONCENTRATION RISK -- The Portfolio is considered to be concentrated in bonds of water and/or sewer revenue issuers and dedicated-tax supported revenue issuers. A concentration makes the Portfolio less diversified and subject to more risk.

   WATER AND/OR SEWER REVENUE ISSUERS are subject to certain risks including:

   -- The possible inability to obtain rate increases;

   -- Population declines;

   -- Limitations on operations and increased costs caused by environmental concerns;

   -- Difficulties in obtaining fresh water; and

   -- The effects of conservation.

  DEDICATED-TAX SUPPORTED REVENUE ISSUERS are subject to certain risks that may affect the ability of designated revenues to satisfy the principal and interest payments on the bonds. Such payments may be affected by:

   -- Changes in the local economy;

   -- The financial success of the entity responsible for the repayment of the taxes;

   -- The ability to collect taxes in a timely fashion; and

   -- The value of any property on which taxes may be assessed.

- STATE SPECIFIC RISK -- Because the Portfolio is concentrated in bonds of issuers located in California, there may be more risk than if the bonds were issued by issuers located in several states. The financial condition of California is affected by various national and local, economic, social and environmental policies and conditions and may have an effect on the value of the Units. Additionally, limitations imposed by constitutional amendments, legislative measures, or voter initiatives on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations. The State faces a structural imbalance in its budget with the largest programs supported by the General Fund (education, health, welfare and corrections) growing at rates higher than the growth rates for the principal revenue sources of the General Fund.

- The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the bonds, are affected by numerous factors, such as natural disasters, cutbacks in federal defense spending, weakness in the technology sector and fluctuations in the energy supply. In addition, California's population increase has resulted in traffic congestion, school overcrowding and high housing costs which have caused an increased demand for government services and which may impede future economic growth.

- The nationwide economic slowdown was not felt strongly in California as late as the fourth quarter of 2000, but is expected to affect the economy in 2001, coupled with a cyclical downturn in the high technology sector (including Internet-related businesses). Widely publicized difficulties in California's energy supplies also pose some risks to the economy, especially if there are prolonged blackouts or shortages of natural gas. Slower than expected economic growth, or significant interruptions in energy supplies, could adversely affect the State's revenues.

- The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations. On December 7, 1994, Orange County, California, together with its pooled investment fund (the "POOLED FUND") filed for protection under Chapter 9 of the federal Bankruptcy Code. Many governmental entities kept moneys in the Pooled Fund.

                                     ------

- All outstanding general obligation bonds of the State are rated "A+" by Standard and Poor's, "A1" by Moody's and "AA" by Fitch.

Further information concerning the various types of bonds contained in the Portfolio is available in "Summary of Portfolios" in Part B of the Prospectus. An additional discussion of potential risks may be obtained upon written or telephonic request to the Trustee as described in "Other Information--Supplemental Information" appearing in Part B of the Prospectus.

TAX STATUS

FEDERAL TAX -- Under existing law, in the opinion of recognized bond counsel to the issuing governmental authorities, interest on the bonds in the Portfolio is exempt from federal income taxes for U.S. investors. You may receive principal payments if bonds are sold or called, or mature. You will be subject to tax on any gain realized by the Portfolio on the disposition of bonds.

CALIFORNIA TAX -- In the opinion of Orrick, Herrington & Sutcliffe, L.L.P. special California counsel to the Portfolio, under existing California income and property tax law applicable to individuals who are California residents:

- The Portfolio is not an association taxable as a corporation and the income of the Portfolio will be treated as the income of the Unitholders under the income tax laws of California.

- Interest on the underlying securities (which may include bonds or other obligations issued by the governments of Puerto Rico, the Virgin Islands, Guam or the Northern Mariana Islands) which is exempt from tax under California personal income tax and property tax laws when received by the Portfolio will, under such laws, retain its status as tax-exempt interest when distributed to Unitholders. However, interest on the underlying securities attributed to a Unitholder which is a corporation subject to the California franchise tax laws may be includable in its gross income for purposes of determining its California franchise tax.

- Under California income tax law, each Unitholder in the Portfolio will have a taxable event when the Portfolio disposes of a security (whether by sale, exchange, redemption or payment at maturity) or when the Unitholder redeems or sells Units. Because of the requirement that tax cost basis be reduced to reflect amortization of bond premium, under some circumstances a Unitholder may realize taxable gain when Units are sold or redeemed for an amount equal to, or less than, their original cost. The total tax cost of each Unit to a Unitholder is allocated among each of the bond issues held in the Portfolio (in accordance with the proportion of the Portfolio comprised by each bond issue) in order to determine his per unit tax cost for each bond issue; and the tax cost reduction requirements relating to amortization of bond premium will apply separately to the per unit cost of each bond issue. Unitholders' bases in their Units, and the bases for their fractional interest in each Portfolio asset, may have to be adjusted for their pro rata share of accrued interest received, if any, on securities delivered after the Unitholders' respective settlement dates.

- Under the California personal property tax laws, bonds (including the securities) or any interest therein is exempt from such tax.

- Proceeds paid under the insurance policy, if any, issued to the Trustee of the Portfolio with respect to the securities which represent maturing interest on defaulted obligations held by the Trustee will be exempt from California personal income tax if, and to the same extent as, such interest would have been so exempt if paid by the issuer of the defaulted obligations.

- Under Section 17280(b)(2) of the California Revenue and Taxation code, interest on indebtedness incurred or continued to purchase or carry Units of the Portfolio is not deductible for the purposes of the California personal income tax. While there presently is no California authority interpreting this provision, Section 17280(b)(2) directs the California Franchise Tax Board to prescribe regulations determining the proper allocation and apportionment of interest costs for this purpose. The Franchise Tax Board has not yet proposed or prescribed such regulations. In interpreting the generally similar Federal provision, the Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (although the Service has not contended that a deduction for interest on indebtedness incurred to purchase or improve a personal residence or to purchase goods or services for personal consumption will be disallowed). In the absence of conflicting regulations or other California authority, the California Franchise Tax Board generally has interpreted California statutory tax provisions in accord with Service interpretations of similar Federal provisions.

See "Tax Status" in Part B of the Prospectus for further tax information.

PUBLIC OFFERING PRICE


As of February 22, 2002, the Initial Date of Deposit, the PER UNIT PUBLIC OFFERING PRICE FOR THE PORTFOLIO is $99.59. As described below, Units are subject to a maximum sales charge of up to 4.9% of the Public Offering Price. The Public Offering Price includes the sales charge and the estimated organization cost of


                                     ------

$.25 per Unit. Any net accrued but undistributed interest on the Units is added to the Public Offering Price. For Units purchased on the Initial Date of Deposit, $.06 per Unit of accrued interest will be added to the Public Offering Price. The Public Offering Price changes every day with changes in the prices of the bonds.

See "Public Offering Price" in Part B of the Prospectus and "How to Buy and Sell Units" for additional information.
ESTIMATED DISTRIBUTIONS

The Portfolio's estimated interest distributions per Unit are as follows:


DISTRIBUTION
PLAN                    MONTHLY     QUARTERLY    SEMI-ANNUAL
---------------------  ----------   ----------   ------------
Initial Payment          $.4812       $.4812        $.4812
(Date)                  04/15/02     04/15/02      04/15/02
Partial Payment           N/A         $.3726        $.3744
(Date)                               05/15/02      05/15/02
First Normal Payment     $.3702      $1.1178       $2.2464
(Date)                  05/15/02     08/15/02      11/15/02
Normal Total Annual
  Distributions         $4.4424      $4.4744       $4.4934


The amount of interest will generally change as bonds in the Portfolio mature, are called or are sold or as fees and expenses increase or decrease. Estimated distributions assume that all of the bonds are delivered to the Portfolio.

See "Distributions to Unitholders" in Part B of the Prospectus and "Distributions" for more information.

ESTIMATED RETURNS
(AS OF THE INITIAL DATE OF DEPOSIT)

                     Normal
                     Current     Long-Term
Distribution Plan    Return       Return
-----------------  -----------  -----------
Monthly               4.46%        4.55%
Quarterly             4.49%        4.59%
Semi-annual           4.51%        4.61%

The estimated current return is the net income divided by the offering price. Estimated long-term return is a measure of the return to the investor expected to be earned over the estimated life of the Portfolio. These return quotations are designed to be comparative rather than predictive and your actual return will vary with Unit price, how long you hold your investment, and changes in the Portfolio, interest income and expenses. See "Estimated Long-Term Return and Estimated Current Return" in Part B of the Prospectus and "Estimated Returns."

TAXABLE EQUIVALENT YIELD
(AS OF THE INITIAL DATE OF DEPOSIT)

The table shows the approximate yields investors in certain selective tax brackets must get from a taxable investment to match the estimated current return from this Portfolio. Please note that the taxable equivalent yields provided below are for illustrative purposes only and that an investor's actual taxable equivalent yield will depend upon the Portfolio's actual return and the investor's tax circumstances.

  PORTFOLIO         Taxable Equivalent Yield
    NORMAL           (by selective federal
  ESTIMATED         and California state tax
   CURRENT                 brackets)
    RETURN      34.0%   36.5%   41.0%      44.5%
     (M) 4.46%  6.76%   7.02%   7.56%   8.04%
     (Q) 4.49   6.80    7.07    7.61    8.09
   (S/A) 4.51   6.83    7.10    7.64    8.13

FEES AND EXPENSES

This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the Portfolio.

                                               AMOUNT PER
                                                 $1,000
                                                INVESTED
                              PERCENT OF         (AS OF
                            PUBLIC OFFERING   INITIAL DATE
                                 PRICE        OF DEPOSIT)
                            ---------------   ------------
INVESTOR FEES
Maximum Sales Charge.....          4.9%          $49.00

ESTIMATED ANNUAL OPERATING EXPENSES


                                 DISTRIBUTION PLAN
                        -----------------------------------
                        MONTHLY    QUARTERLY   SEMI-ANNUAL
                        --------   ---------   ------------
Trustee's Fee(1).....   $1.2056     $0.8856      $0.6956
Sponsor's Evaluation
  Fee(1).............   $   .27     $   .27      $   .27
Other Operating
  Expenses (per
  Unit)..............   $0.0400     $0.0400      $0.0400
TOTAL (per Unit as of
  the Initial Date of
  Deposit)...........   $ .1876     $ .1556      $ .1366

MAXIMUM ORGANIZATION
  COSTS (PER
  UNIT)(2)...........   $   .25     $   .25      $   .25


-------------

(1) The Trustee's Fee and the Sponsor's Evaluation Fee are per $1,000 principal amount of the bonds in the Portfolio for that portion of the Portfolio that represents a particular plan of distribution. Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc., performs the initial evaluation of the Portfolio. See "Evaluation of Bonds at the Date of Deposit" in Part B of the Prospectus. The Sponsor serves as evaluator for all subsequent evaluations. See "Portfolio Operating Expenses" in Part B of the Prospectus for additional information.

(2) Organization costs are deducted from Portfolio assets at the earlier of the close of the initial offering period or 6 months after Initial Date of Deposit.

                                     ------

The maximum per Unit primary market sales charges are reduced as follows:

                                       PERCENT
                                          OF
                                       OFFERING
          NUMBER OF UNITS*              PRICE
-------------------------------------  --------
 Less than 500.......................    4.90%
 500 but less than 1,000.............    4.75
 1,000 but less than 2,500...........    4.50
 2,500 but less than 5,000...........    4.25
 5,000 but less than 10,000..........    3.50
 10,000 but less than 25,000.........    3.00
 25,000 or more......................    2.50

------------

* Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 1,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you.

As described in "Public Offering Price" in Part B of the Prospectus, certain classes of investors are also entitled to reduced sales charges. Also see "Public Offering Price" in Part B of the Prospectus for secondary market sales charges.

EXAMPLE

This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

The example assumes that you invest $10,000 in the Portfolio for the periods indicated and then either redeem or do not redeem your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. The example does not include brokerage costs and other transactional fees. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                1 YEAR    3 YEARS    5 YEARS    10 YEARS
               --------   --------   --------   --------
Monthly        $532.79    $570.99    $612.95    $736.86
Quarterly      $529.76    $561.46    $596.30    $699.29
Semi-annual    $527.96    $555.79    $586.40    $676.93

See "Portfolio Operating Expenses" in Part B of the Prospectus for additional information regarding expenses.

DEALER CONCESSIONS

The Sponsor plans to allow a concession of $3.20 per Unit for primary market, non-breakpoint purchases of Units to dealer firms in connection with the sale of Units in a given transaction.

The concession paid to dealers is reduced or eliminated in connection with Units sold in transactions to investors that receive reduced sales charges based on the number of Units sold or in connection with Units sold to Wrap Account Purchasers and to other investors described in Part B of the Prospectus entitled to the sales charge reduction applicable for Wrap Account Purchasers, as follows:
----------------------------------------------

                                        CONCESSION
NUMBER OF UNITS*                         PER UNIT
----------------                        ----------
Less than 500.........................    $3.20
500 but less than 1,000...............     3.20
1,000 but less than 2,500.............     3.20
2,500 but less than 5,000.............     3.20
5,000 but less than 10,000............     2.50
10,000 but less than 25,000...........     2.00
25,000 or more........................     1.75
Wrap Account Purchasers...............     0.00

*Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased using the equivalent of 500 Units to $50,000, 1,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you and may result in a reduction in the discount per Unit.

See "Distributions of Units to the Public" in Part B of the Prospectus for additional information on dealer concessions, volume incentives, and secondary market dealer concessions.

                                     ------

--------------------------------------------------------------------------------
SCHEDULE OF INVESTMENTS

(AT THE INITIAL DATE OF DEPOSIT, FEBRUARY 22, 2002)


                NUVEEN CALIFORNIA INSURED PORTFOLIO, SERIES 371


                                                                                         RATINGS(2)
                                                                                    ---------------------      TRUSTEE'S
                                                                     OPTIONAL                                DETERMINATION
 AGGREGATE                                                          REDEMPTION      STANDARD &                    OF
 PRINCIPAL                 NAME OF ISSUER, TITLE(1)(5)             PROVISIONS(3)      POOR'S     MOODY'S   OFFERING PRICE(4)
----------------------------------------------------------------------------------------------------------------------------
$  370,000        Alameda Corridor Transportation Authority         2009 at 101        AAA         Aaa        $   357,246
                  (California), Tax-Exempt Senior Lien Revenue
                  Bonds, Series 1999A, 4.75% Due 10/1/25. (MBIA
                  Insured.)
   500,000        Los Angeles County Metropolitan                   2011 at 101        AAA         Aaa            499,255
                  Transportation Authority, California,
                  Proposition A First Tier Senior Sales Tax
                  Revenue Bonds, Series 2001-A, 5.00% Due
                  7/1/27. (FSA Insured.)
   250,000        Laguna Salada Union School District (San       No Optional Call      AAA         Aaa             78,925
                  Mateo County, California), Election of 1997
                  General Obligation Bonds, Series 1998B, 0.00%
                  Due 8/1/23. (Original issue discount bonds
                  delivered on or about August 5, 1998 at a
                  price of 27.058% of principal amount.)(FGIC
                  Insured.)(6)
   380,000        Department of Water and Power of the City of      2011 at 100        AAA         Aaa            380,954
                  Los Angeles (California), Water System
                  Revenue Bonds, 2001 Series A, 5.125% Due
                  7/1/41. (FGIC Insured.)
   500,000        Series 2001A Certificates of Participation        2012 at 100        AAA         Aaa            498,440
                  (Capital Improvements), Evidencing and
                  Representing the Proportionate Interests of
                  the Registered Owners thereof in Series 2001A
                  Rental Payments to be Made by the Modesto
                  Irrigation District (California), 5.00% Due
                  7/1/31. (FSA Insured.)
   500,000        Sacramento County Sanitation Districts            2011 at 100        AAA         Aaa            499,240
                  Financing Authority, California (Sacramento
                  Regional County Sanitation District), Revenue
                  Bonds, Series 2000 A, 5.00% Due 12/1/27.
                  (AMBAC Insured.)
   500,000        Redevelopment Agency of the City of San Jose      2010 at 101        AAA         Aaa            496,115
                  (California), Merged Area Redevelopment
                  Project Tax Allocation Bonds, Series 2002,
                  5.00% Due 8/1/32. (MBIA Insured.)
   500,000   *    West Sacramento Financing Authority Revenue       2012 at 102        AAA          --            496,115
                  Bonds (California), Water System Improvement
                  Project, Series 2002, 5.00% Due 8/1/32. (When
                  issued.) (FGIC Insured.)
-----------                                                                                                   -----------
$3,500,000                                                                                                    $ 3,306,290
===========                                                                                                   ===========

---------------


* These bonds, or a portion thereof, have delivery dates beyond the normal settlement date. Their expected delivery date is February 28, 2002. Contracts relating to bonds with delivery dates after the date of settlement for purchase made on the Date of Deposit constitute approximately 14.3% of the aggregate principal amount of the Portfolio. (See "Composition of Portfolios" in Part B of the Prospectus.)



(1) The Sponsor's contracts to purchase the bonds were entered into on February 21, 2002. All bonds are represented by contracts, unless otherwise indicated, for the performance of which an irrevocable letter of credit has been deposited with the Trustee.


(2) All the bonds in the Portfolio, as insured by AMBAC, FSA, FGIC or MBIA, are rated AAA by Standard & Poor's, AAA by Fitch and/or Aaa by Moody's. The insurance on the bonds guarantees the payment of interest and principal on the bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, premiums payable on mandatory redemptions or interest rate risks. A brief description of the applicable Standard & Poor's and Moody's rating symbols and their meanings is set forth under "Description of Ratings" in Part B of the Prospectus. See "Insurance on the Bonds" in Part B of the Prospectus.


(3) The bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the bonds, except for bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. Approximately 7.1% of the aggregate principal amount of the bonds in the Trust (accounting for approximately 2.4% of the aggregate offering price of the bonds) are original issue discount obligations. Certain of these original issue discount obligations, amounting to 7.1% of the aggregate principal amount and 2.4% of the aggregate offering price of the bonds in the Trust, are "zero coupon" bonds. See "Summary of Portfolios" in Part B of the Prospectus for a discussion of the characteristics of such obligations and of the risks associated therewith. The bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such bonds. See "Risk Factors" herein and "Composition of Portfolios" and "Tax Status" in Part B of the Prospectus.


(4) During the initial offering period, evaluations of bonds are made on the basis of current offering side evaluations of the bonds.

(5) Other information regarding the bonds in the Portfolio on the Initial Date of Deposit is as follows:


                                   ESTIMATED
                                     ANNUAL                ESTIMATED                        ESTIMATED
                      PROFIT        INTEREST              GROSS ANNUAL                      NET ANNUAL
        COST TO      (OR LOSS)     INCOME TO               INCOME PER                       INCOME PER              BID PRICE
        SPONSOR     TO SPONSOR     PORTFOLIO                  UNIT                             UNIT                 OF BONDS
      -----------   -----------   ------------   ------------------------------   ------------------------------   -----------
      $3,295,810      $10,480       $162,050     $     4.6300 -- Monthly          $     4.4424 -- Monthly          $3,292,665
                                                 $    4.6300 -- Quarterly         $    4.4744 -- Quarterly
                                                 $   4.6300 -- Semi-annual        $   4.4934 -- Semi-annual



    In addition, the difference between the Trustee's determination of offering price and bid price (as a percentage of principal amount) is .39% for the Portfolio.


    The estimated income figures reflected above are estimates determined as of the business day prior to the Initial Date of Deposit and actual payments may vary. It is anticipated that the amount of interest to be distributed per Unit in each year will initially be substantially equal to the estimated net annual income per Unit provided above. Interest income does not include accretion of original issue discount on zero coupon bonds, if applicable. The amount of interest to be distributed annually per Unit will generally change as bonds are redeemed, mature or are sold or as fees and expenses increase or decrease. See "Distribution to Unitholders" in Part B of the Prospectus.

(6) This bond has been purchased at a deep discount from the par value because there is no stated interest income thereon. Bonds which pay no interest are normally described as "zero coupon" bonds. Over the life of bonds purchased at a deep discount, the value of the bonds will increase such that upon maturity the holders of such bonds will receive 100% of the principal amount thereof.

PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS FOR A FUTURE NUVEEN DEFINED PORTFOLIO, THE PORTFOLIO WILL CONTAIN DIFFERENT BONDS THAN THOSE DESCRIBED ABOVE.
--------------------------------------------------------------------------------

                                     ------

NUVEEN FLORIDA INSURED PORTFOLIO,
SERIES 317


RISK/RETURN SUMMARY

INVESTMENT OBJECTIVE


The Portfolio seeks to provide income exempt from federal income tax and the Florida intangibles tax and conservation of capital.


INVESTMENT STRATEGY


The Portfolio consists of insured municipal bonds that generate income exempt from federal income tax and the Florida intangibles tax. The bonds are expected to remain in the Portfolio until they mature, are called or are sold to meet redemptions or expenses.


BOND SELECTION

The bonds selected for the Portfolio are:

- GENERAL OBLIGATION BONDS -- General obligation bonds are secured by the pledge of the issuer's full faith, credit and, usually, taxing power; and/or

- REVENUE BONDS -- Revenue bonds have principal and interest payments derived from the income of a specific project or authority such as utility projects, airports, highways and healthcare facilities. Payments on these bonds are not generally backed by the government's taxing power and are dependent on the revenues generated by the project, excise taxes or appropriations.

All of the bonds in the Portfolio:

- Are insured prior to inclusion in the Portfolio by AMBAC, FGIC, FSA or MBIA for the life of the bond. INSURANCE GUARANTEES THE PAYMENT OF PRINCIPAL AND INTEREST ON THE BONDS (BUT NOT THE UNITS OR THE MARKET VALUE OF THE BONDS). Each bond insurer's claim paying ability is rated triple A by Moody's, Standard & Poor's or Fitch;

- Are rated "Aaa" by Moody's, "AAA" by Fitch, and/or "AAA" by Standard & Poor's; and


- Generate income that is exempt from federal income tax and the Florida intangibles tax and, for most investors, the federal Alternative Minimum Tax ("AMT").


The Sponsor considers the following factors in selecting bonds for the
Portfolio:

- Whether the bonds provide income exempt from federal income tax, AMT and the Florida intangibles tax;


- The prices and yields of the bonds relative to other bonds of comparable quality and maturity;

-  Whether the bonds are trading at a premium or discount from par;

- The diversification of the bonds as to the purpose of issue and the location of the issuers;

-  The potential income generated by the bonds;

-  The stated maturities and call provisions of the bonds; and

- Whether the bonds were insured and the availability and cost of insurance for the bonds.

Through examining these factors, the Sponsor seeks to select a Portfolio that has the potential to meet the Portfolio's investment objective.

A description of the bonds included in the Portfolio is provided in the "Schedule of Investments."

The Portfolio consists of bonds having a dollar-weighted average maturity of
26.4 years.

INVESTOR SUITABILITY

The Portfolio may be suitable for you if you are seeking:

-  Insured AAA-rated bonds;

-  A focus on long-term capital preservation; and


-  Income exempt from federal income tax, AMT and the Florida intangibles tax.


The Portfolio is not appropriate for you if you are seeking:

-  An aggressive high-growth investment strategy.

INDUSTRY FOCUS

The Portfolio consists of the following types of bonds:

                                         APPROXIMATE
                                          PORTFOLIO
                                          PERCENTAGE
                                          (BASED ON
                               NUMBER     PRINCIPAL
       TYPE OF ISSUER         OF BONDS     AMOUNT)
       --------------         --------   ------------
Bridge and Toll Road Revenue      2          28.5%
Dedicated-Tax Supported
 Revenue                          2          22.9%
Education Revenue                 1          14.3%
General Obligation                1          14.3%
Water and/or Sewer Revenue        1          14.3%
Escrow Secured                    1           5.7%
                                 --         -----
        Total                     8           100%

The bonds were issued by entities located in the following states or territories:

                                     APPROXIMATE
                                      PORTFOLIO
                                     PERCENTAGE
                                      (BASED ON
                                      PRINCIPAL
        STATE OR TERRITORY             AMOUNT)
        ------------------           -----------
Florida                                 100.0%

PRIMARY RISKS

YOU CAN LOSE MONEY BY INVESTING IN THE PORTFOLIO. In addition, the Portfolio may not perform as well as

                                     ------
you hope. These things can happen for various reasons, including:

-  Unit prices and yields may decline during the life of the Portfolio;

- Rising interest rates will reduce the value of your Units. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes;

- A bond issuer or an insurer may be unwilling or unable to meet its obligation to make principal or interest payments, resulting in a reduction in the value of your Units;

- The financial condition of a bond issuer or insurer may worsen or their credit ratings may drop, resulting in a reduction in the value of your Units;

- Assuming no changes in interest rates, when you sell your Units they will generally be worth less than your cost because your cost included a sales charge;

- The Portfolio will receive early returns of principal if bonds are called or sold before they mature. If this happens your income will decline and you may not be able to reinvest the money you receive at as high a yield or as long a maturity; and

- The Portfolio is not actively managed and may continue to hold a bond included in the Portfolio even though the bond's outlook or its market value or yield may have changed.

- INDUSTRY CONCENTRATION RISK -- The Portfolio is considered to be concentrated in bonds of bridge and toll road revenue issuers. A concentration makes the Portfolio less diversified and subject to more risk.

   BRIDGE AND TOLL ROAD REVENUE ISSUERS are subject to certain risks including:

   -- Increases in fuel costs;

   -- Competition from toll-free vehicular bridges;

   -- Alternate modes of transportation;

   -- A reduction in the availability of fuel; and

   -- Government regulation.


- STATE SPECIFIC RISK -- Because the Portfolio is concentrated in the bonds of issuers located in Florida there may be more risk than if the bonds were issued by issuers located in several states. The financial condition of Florida is affected by various national and local, economic, social and environmental policies and conditions and may have an effect on the value of the Units. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations. The State Constitution and statutes mandate that the State budget, as a whole, and each separate fund within the State budget, be kept in balance from currently available revenues each fiscal year. Also, the State Constitution prohibits issuance of State obligations to fund State operations.


- The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the bonds, are affected by numerous factors. The State continues to be dependent on the construction and construction-related manufacturing industries. These industries tend to be highly cyclical and there is no assurance that Florida's rapid population growth, which drove these industries in the past, will continue. Tourism is also one of the State's most important industries. Because many international travelers visit Florida, an increase in the value of the U.S. dollar adversely affects this industry. Moreover, Florida could be impacted by problems in the agricultural sector, including crop failures, severe weather conditions or other agricultural-related problems, particularly with regard to the citrus and sugar industries.

- The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations.

- The State maintains a bond rating of Aa2, AA+ and AA from Moody's, Standard & Poor's and Fitch, respectively, on the majority of its general obligation bonds, although the rating of a particular series of revenue bonds relates primarily to the project, facility, or other revenue resource from which such series derives funds for repayment.

Further information concerning the various types of bonds contained in the Portfolio is available in "Summary of Portfolios" in Part B of the Prospectus. An additional discussion of potential risks may be obtained upon written or telephonic request to the Trustee as described in "Other Information--Supplemental Information" appearing in Part B of the Prospectus.

TAX STATUS

FEDERAL TAX -- Under existing law, in the opinion of recognized bond counsel to the issuing governmental authorities, interest on the bonds in the Portfolio is exempt from federal income taxes for U.S. investors. You may receive principal payments if bonds are sold or called, or mature. You will be subject to tax on any gain realized by the Portfolio on the disposition of bonds.

FLORIDA TAX -- The assets of the Portfolio will consist solely of interest-bearing obligations issued by or on behalf of the State of Florida, its political subdivisions and authorities or by the Commonwealth of Puerto

                                     ------

Rico, Guam, or the Virgin Islands (the "Florida Bonds").

In the opinion of Carlton Fields, P.A., special counsel for the Portfolio for Florida tax matters, under existing law:

- For Florida state income tax purposes, the Portfolio will not be subject to the income tax imposed by the Florida Code so long as the Portfolio has no income subject to federal income taxation. In addition, political subdivisions of Florida do not impose any income taxes.

- Because Florida does not impose an income tax on individuals, non-corporate Unitholders will not be subject to any Florida income tax on income realized by the Portfolio. Each corporate Unitholder will be subject to Florida income taxation on its share of the income realized by the Portfolio notwithstanding the tax exempt status of the interest received from any bonds under
   Section 103(a) of the Internal Revenue Code of 1986 or any other federal law, unless the interest income constitutes nonbusiness income. Nevertheless, any corporate Unitholder that has its commercial domicile in Florida will be taxable under the Florida Code on its share of the Portfolio income which constitutes nonbusiness income.

- Portfolio Units will be subject to Florida estate tax only if owned by Florida residents and may be subject to Florida estate tax if owned by other decedents. However, the Florida estate tax is limited to the amount of the credit allowable under the applicable Federal Revenue Act (currently
   Section 2011 [and in some cases Section 2102] of the Internal Revenue Code of 1986, as amended) for death taxes actually paid to the several states.

- Neither the Florida Bonds nor the Units will be subject to the Florida ad valorem property tax or Florida sales or use tax.

- Because Bonds issued by the State of Florida or its political subdivisions or by the Commonwealth of Puerto Rico, Guam and the Virgin Islands are exempt from Florida intangible personal property taxation under Chapter 199, Florida Statutes, the Portfolio will not be subject to Florida intangible personal property tax. In addition, the Unitholders will not be subject to Florida intangible personal property tax on the Units.

See "Tax Status" in Part B of the Prospectus for further tax information.

PUBLIC OFFERING PRICE


As of February 22, 2002, the Initial Date of Deposit, the PER UNIT PUBLIC OFFERING PRICE FOR THE PORTFOLIO is $99.64. As described below, Units are subject to a maximum sales charge of up to 4.9% of the Public Offering Price. The Public Offering Price includes the sales charge and the estimated organization cost of $.38 per Unit. Any net accrued but undistributed interest on the Units is added to the Public Offering Price. For Units purchased on the Initial Date of Deposit, $.06 per Unit of accrued interest will be added to the Public Offering Price. The Public Offering Price changes every day with changes in the prices of the bonds.


See "Public Offering Price" in Part B of the Prospectus and "How to Buy and Sell Units" for additional information.

ESTIMATED DISTRIBUTIONS

The Portfolio's estimated interest distributions per Unit are as follows:


DISTRIBUTION
PLAN                    MONTHLY     QUARTERLY    SEMI-ANNUAL
---------------------  ----------   ----------   ------------
Initial Payment          $.4855       $.4855        $.4855
(Date)                  04/15/02     04/15/02      04/15/02
Partial Payment           N/A         $.3762        $.3780
(Date)                               05/15/02      05/15/02
First Normal Payment     $.3735      $1.1286       $2.2680
(Date)                  05/15/02     08/15/02      11/15/02
Normal Total Annual
  Distributions         $4.4853      $4.5173       $4.5363


The amount of interest will generally change as bonds in the Portfolio mature, are called or are sold or as fees and expenses increase or decrease. Estimated distributions assume that all of the bonds are delivered to the Portfolio.

See "Distributions to Unitholders" in Part B of the Prospectus and "Distributions" for more information.

ESTIMATED RETURNS
(AS OF THE INITIAL DATE OF DEPOSIT)

                   First Year     Normal
                     Current      Current     Long-Term
Distribution Plan    Return       Return       Return
-----------------  -----------  -----------  -----------
Monthly               4.47%        4.50%        4.55%
Quarterly             4.50%        4.53%        4.58%
Semi-annual           4.52%        4.55%        4.60%

The estimated current return is the net income divided by the offering price. Estimated long-term return is a measure of the return to the investor expected to be earned over the estimated life of the Portfolio. The normal current returns provided include both the returns for the first year after the Initial Date of Deposit and the returns for subsequent years. Because certain of the Bonds in the Portfolio will not be delivered to the Trustee until after the date of settlement for a purchase of Units made on the Initial Date of Deposit, the first year current returns may be slightly lower than those of the normal current returns. These return quotations are designed to be comparative rather than predictive and your actual return will vary with Unit price, how long you hold your investment, and

                                     ------
changes in the Portfolio, interest income and expenses. See "Estimated Long-Term Return and Estimated Current Return" in Part B of the Prospectus and "Estimated Returns."

TAXABLE EQUIVALENT YIELD
(AS OF THE INITIAL DATE OF DEPOSIT)

The table shows the approximate yields investors in certain selective tax brackets must get from a taxable investment to match the estimated current return from this Portfolio. The yields shown pertain to years following the first year after the Initial Date of Deposit. Please note that the taxable equivalent yields provided below are for illustrative purposes only and that an investor's actual taxable equivalent yield will depend upon the Portfolio's actual return and the investor's tax circumstances.

  PORTFOLIO
    NORMAL          Taxable Equivalent Yield
  ESTIMATED        (by selective federal tax
   CURRENT                 brackets)
    RETURN      27.0%   30.0%   35.0%      38.6%
     (M) 4.50%  6.16%   6.43%   6.92%   7.33%
     (Q) 4.53   6.21    6.47    6.97    7.38
   (S/A) 4.55   6.23    6.50    7.00    7.41

FEES AND EXPENSES

This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the Portfolio.

                                               AMOUNT PER
                                                 $1,000
                                                INVESTED
                              PERCENT OF         (AS OF
                            PUBLIC OFFERING   INITIAL DATE
                                 PRICE        OF DEPOSIT)
                            ---------------   ------------
INVESTOR FEES
Maximum Sales Charge.....          4.9%          $49.00

ESTIMATED ANNUAL OPERATING EXPENSES


                                 DISTRIBUTION PLAN
                        -----------------------------------
                        MONTHLY    QUARTERLY   SEMI-ANNUAL
                        --------   ---------   ------------
Trustee's Fee(1).....   $1.2159     $0.8959      $0.7059
Sponsor's Evaluation
  Fee(1).............   $   .27     $   .27      $   .27
Other Operating
  Expenses (per
  Unit)..............   $0.0625     $0.0625      $0.0625
TOTAL (per Unit as of
  the Initial Date of
  Deposit)...........   $ .2111     $ .1791      $ .1601

MAXIMUM ORGANIZATION
  COSTS (PER
  UNIT)(2)...........   $   .38     $   .38      $   .38


-------------

(1) The Trustee's Fee and the Sponsor's Evaluation Fee are per $1,000 principal amount of the bonds in the Portfolio for that portion of the Portfolio that represents a particular plan of distribution. Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc., performs the initial evaluation of the Portfolio. See "Evaluation of Bonds at the Date of Deposit" in Part B of the Prospectus. The Sponsor serves as evaluator for all subsequent evaluations. See "Portfolio Operating Expenses" in Part B of the Prospectus for additional information.

(2) Organization costs are deducted from Portfolio assets at the earlier of the close of the initial offering period or 6 months after Initial Date of Deposit.

The maximum per Unit primary market sales charges are reduced as follows:

                                       PERCENT
                                          OF
                                       OFFERING
          NUMBER OF UNITS*              PRICE
-------------------------------------  --------
 Less than 500.......................    4.90%
 500 but less than 1,000.............    4.75
 1,000 but less than 2,500...........    4.50
 2,500 but less than 5,000...........    4.25
 5,000 but less than 10,000..........    3.50
 10,000 but less than 25,000.........    3.00
 25,000 or more......................    2.50

------------

* Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 1,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you.

As described in "Public Offering Price" in Part B of the Prospectus, certain classes of investors are also entitled to reduced sales charges. Also see "Public Offering Price" in Part B of the Prospectus for secondary market sales charges.

EXAMPLE

This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

The example assumes that you invest $10,000 in the Portfolio for the periods indicated and then either redeem or do not redeem your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. The example does not include brokerage costs and other transactional fees. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                1 YEAR    3 YEARS    5 YEARS    10 YEARS
               --------   --------   --------   --------
Monthly        $548.00    $590.90    $638.02    $777.04
Quarterly      $544.96    $581.39    $621.40    $739.60
Semi-annual    $543.16    $575.73    $611.53    $717.32

See "Portfolio Operating Expenses" in Part B of the Prospectus for additional information regarding expenses.

DEALER CONCESSIONS

The Sponsor plans to allow a concession of $3.20 per Unit for primary market, non-breakpoint purchases of Units to dealer firms in connection with the sale of Units in a given transaction.

The concession paid to dealers is reduced or eliminated in connection with Units sold in transactions to investors that receive reduced sales charges based on

                                     ------
the number of Units sold or in connection with Units sold to Wrap Account Purchasers and to other investors described in Part B of the Prospectus entitled to the sales charge reduction applicable for Wrap Account Purchasers, as follows:
----------------------------------------------

                                        CONCESSION
NUMBER OF UNITS*                         PER UNIT
----------------                        ----------
Less than 500.........................    $3.20
500 but less than 1,000...............     3.20
1,000 but less than 2,500.............     3.20
2,500 but less than 5,000.............     3.20
5,000 but less than 10,000............     2.50
10,000 but less than 25,000...........     2.00
25,000 or more........................     1.75
Wrap Account Purchasers...............     0.00

*Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased using the equivalent of 500 Units to $50,000, 1,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you and may result in a reduction in the discount per Unit.

See "Distributions of Units to the Public" in Part B of the Prospectus for additional information on dealer concessions, volume incentives, and secondary market dealer concessions.

                                     ------

--------------------------------------------------------------------------------
SCHEDULE OF INVESTMENTS

(AT THE INITIAL DATE OF DEPOSIT, FEBRUARY 22, 2002)


                  NUVEEN FLORIDA INSURED PORTFOLIO, SERIES 317


                                                                                         RATINGS(2)
                                                                                    ---------------------      TRUSTEE'S
                                                                     OPTIONAL                                DETERMINATION
 AGGREGATE                                                          REDEMPTION      STANDARD &                    OF
 PRINCIPAL                 NAME OF ISSUER, TITLE(1)(5)             PROVISIONS(3)      POOR'S     MOODY'S   OFFERING PRICE(4)
----------------------------------------------------------------------------------------------------------------------------
$  250,000        State of Florida, Full Faith and Credit,          2012 at 101        AAA         Aaa        $   246,198
                  Department of Transportation, Right-Of-Way
                  Acquisition and Bridge Construction Bonds,
                  Series 2002, 5.00% Due 7/1/31. (General
                  Obligation Bonds.) (FGIC Insured.)
   250,000        State of Florida, Florida Board of Education,     2012 at 101        AAA         Aaa            237,858
                  University System Improvement Revenue Bonds,
                  Series 2001, 4.75% Due 7/1/26. (FGIC
                  Insured.)
   100,000        Dade County, Florida, Professional Sports      No Optional Call      AAA         Aaa             27,273
                  Franchise Facilities Tax Revenue Bonds,
                  Series 1995, 0.00% Due 10/1/26. (Original
                  issue discount bonds delivered on or about
                  November 29, 1995 at a price of 16.249% of
                  principal amount.) (Escrow Secured.) (MBIA
                  Insured.)(6)
   190,000        School District of Hillsborough County,           2011 at 100        AAA         Aaa            188,395
                  Florida, Sales Tax Revenue Bonds, Series
                  2002, 5.00% Due 10/1/26. (AMBAC Insured.)
   250,000        Miami-Dade County Expressway Authority            2011 at 101         --         Aaa            250,880
                  (Florida), Toll System Refunding Revenue
                  Bonds, Series 2001A, 5.125% Due 7/1/25. (FGIC
                  Insured.)
   210,000        Seminole County, Florida, Sales Tax Revenue       2011 at 101        AAA         Aaa            207,894
                  Bonds Series 2001, 5.00% Due 10/1/27. (FGIC
                  Insured.)
   250,000        Tampa Bay Water (Florida), A Regional Water       2011 at 100        AAA         Aaa            247,888
                  Supply Authority, Utility System Refunding
                  and Improvement Revenue Bonds, Series 2001 A,
                  5.00% Due 10/1/26. (FGIC Insured.)
   250,000   *    State of Florida, Tampa-Hillsborough County       2012 at 101        AAA         Aaa            245,600
                  Expressway Authority Revenue Bonds, Series
                  2002, 5.00% Due 7/1/35. (When issued.) (FGIC
                  Insured.)
-----------                                                                                                   -----------
$1,750,000                                                                                                    $ 1,651,986
===========                                                                                                   ===========

---------------


* These bonds, or a portion thereof, have delivery dates beyond the normal settlement date. Their expected delivery date is March 14, 2002. Contracts relating to bonds with delivery dates after the date of settlement for purchase made on the Date of Deposit constitute approximately 14.3% of the aggregate principal amount of the Portfolio. (See "Composition of Portfolios" in Part B of the Prospectus.)



(1) The Sponsor's contracts to purchase the bonds were entered into on February 21, 2002. All bonds are represented by contracts, unless otherwise indicated, for the performance of which an irrevocable letter of credit has been deposited with the Trustee.


(2) All the bonds in the Portfolio, as insured by AMBAC, FSA, FGIC or MBIA, are rated AAA by Standard & Poor's, AAA by Fitch and/or Aaa by Moody's. The insurance on the bonds guarantees the payment of interest and principal on the bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, premiums payable on mandatory redemptions or interest rate risks. A brief description of the applicable Standard & Poor's and Moody's rating symbols and their meanings is set forth under "Description of Ratings" in Part B of the Prospectus. See "Insurance on the Bonds" in Part B of the Prospectus.


(3) The bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the bonds, except for bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. Approximately 5.7% of the aggregate principal amount of the bonds in the Trust (accounting for approximately 1.7% of the aggregate offering price of the bonds) are original issue discount obligations. Certain of these original issue discount obligations, amounting to 5.7% of the aggregate principal amount and 1.7% of the aggregate offering price of the bonds in the Trust, are "zero coupon" bonds. See "Summary of Portfolios" in Part B of the Prospectus for a discussion of the characteristics of such obligations and of the risks associated therewith. The bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such bonds. See "Risk Factors" herein and "Composition of Portfolios" and "Tax Status" in Part B of the Prospectus.


(4) During the initial offering period, evaluations of bonds are made on the basis of current offering side evaluations of the bonds.

(5) Other information regarding the bonds in the Portfolio on the Initial Date of Deposit is as follows:


                                   ESTIMATED
                                     ANNUAL                ESTIMATED                        ESTIMATED
                      PROFIT        INTEREST              GROSS ANNUAL                      NET ANNUAL
        COST TO      (OR LOSS)     INCOME TO               INCOME PER                       INCOME PER              BID PRICE
        SPONSOR     TO SPONSOR     PORTFOLIO                  UNIT                             UNIT                 OF BONDS
      -----------   -----------   ------------   ------------------------------   ------------------------------   -----------
      $1,647,983      $ 4,003       $ 82,188     $     4.6627 -- Monthly          $     4.4516 -- Monthly          $1,645,136
                                                 $    4.6627 -- Quarterly         $    4.4836 -- Quarterly
                                                 $   4.6627 -- Semi-annual        $   4.5026 -- Semi-annual



    In addition, the difference between the Trustee's determination of offering price and bid price (as a percentage of principal amount) is .39% for the Portfolio.


    The estimated income figures reflected above are estimates determined as of the business day prior to the Initial Date of Deposit and actual payments may vary. It is anticipated that the amount of interest to be distributed per Unit in each year will initially be substantially equal to the estimated net annual income per Unit provided above. Interest income does not include accretion of original issue discount on zero coupon bonds, if applicable. The amount of interest to be distributed annually per Unit will generally change as bonds are redeemed, mature or are sold or as fees and expenses increase or decrease. See "Distribution to Unitholders" in Part B of the Prospectus.

(6) This bond has been purchased at a deep discount from the par value because there is no stated interest income thereon. Bonds which pay no interest are normally described as "zero coupon" bonds. Over the life of bonds purchased at a deep discount, the value of the bonds will increase such that upon maturity the holders of such bonds will receive 100% of the principal amount thereof.

PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS FOR A FUTURE NUVEEN DEFINED PORTFOLIO, THE PORTFOLIO WILL CONTAIN DIFFERENT BONDS THAN THOSE DESCRIBED ABOVE.
--------------------------------------------------------------------------------

                                     ------

NUVEEN NEW JERSEY INSURED PORTFOLIO,
SERIES 283


RISK/RETURN SUMMARY

INVESTMENT OBJECTIVE


The Portfolio seeks to provide income exempt from federal and New Jersey state income taxes and conservation of capital.


INVESTMENT STRATEGY


The Portfolio consists of insured municipal bonds that generate income exempt from federal and New Jersey state income taxes. The bonds are expected to remain in the Portfolio until they mature, are called or are sold to meet redemptions or expenses.


BOND SELECTION

The bonds selected for the Portfolio are:

- GENERAL OBLIGATION BONDS -- General obligation bonds are secured by the pledge of the issuer's full faith, credit and, usually, taxing power; and/or

- REVENUE BONDS -- Revenue bonds have principal and interest payments derived from the income of a specific project or authority such as utility projects, airports, highways and healthcare facilities. Payments on these bonds are not generally backed by the government's taxing power and are dependent on the revenues generated by the project, excise taxes or appropriations.

All of the bonds in the Portfolio:

- Are insured prior to inclusion in the Portfolio by AMBAC, FGIC, FSA or MBIA for the life of the bond. INSURANCE GUARANTEES THE PAYMENT OF PRINCIPAL AND INTEREST ON THE BONDS (BUT NOT THE UNITS OR THE MARKET VALUE OF THE BONDS). Each bond insurer's claim paying ability is rated triple A by Moody's, Standard & Poor's or Fitch;

- Are rated "Aaa" by Moody's, "AAA" by Fitch, and/or "AAA" by Standard & Poor's; and


- Generate income that is exempt from federal and New Jersey state income taxes and, for most investors, the federal Alternative Minimum Tax ("AMT").


The Sponsor considers the following factors in selecting bonds for the
Portfolio:


- Whether the bonds provide income exempt from federal and New Jersey state income taxes and AMT;


- The prices and yields of the bonds relative to other bonds of comparable quality and maturity;

-  Whether the bonds are trading at a premium or discount from par;

- The diversification of the bonds as to the purpose of issue and the location of the issuers;

-  The potential income generated by the bonds;

-  The stated maturities and call provisions of the bonds; and

- Whether the bonds were insured and the availability and cost of insurance for the bonds.

Through examining these factors, the Sponsor seeks to select a Portfolio that has the potential to meet the Portfolio's investment objective.

A description of the bonds included in the Portfolio is provided in the "Schedule of Investments."

The Portfolio consists of bonds having a dollar-weighted average maturity of
27.2 years.

INVESTOR SUITABILITY

The Portfolio may be suitable for you if you are seeking:

-  Insured AAA-rated bonds;

-  A focus on long-term capital preservation; and


-  Income exempt from federal and New Jersey state income taxes and AMT.


The Portfolio is not appropriate for you if you are seeking:

-  An aggressive high-growth investment strategy.

INDUSTRY FOCUS

The Portfolio consists of the following types of bonds:

                                         APPROXIMATE
                                          PORTFOLIO
                                          PERCENTAGE
                                          (BASED ON
                               NUMBER     PRINCIPAL
       TYPE OF ISSUER         OF BONDS     AMOUNT)
       --------------         --------   ------------
Education Revenue                 2          28.6%
General Obligation                2          28.5%
Dedicated-Tax Supported
 Revenue                          1          14.3%
Healthcare Facility Revenue       2          14.3%
Municipal Lease Revenue           1          14.3%
                                 --         -----
        Total                     8           100%

The bonds were issued by entities located in the following states or territories:

                                     APPROXIMATE
                                      PORTFOLIO
                                     PERCENTAGE
                                      (BASED ON
                                      PRINCIPAL
        STATE OR TERRITORY             AMOUNT)
        ------------------           -----------
New Jersey                               85.7%
Puerto Rico                              14.3%
                                        -----
                                          100%

                                     ------

PRIMARY RISKS

YOU CAN LOSE MONEY BY INVESTING IN THE PORTFOLIO. In addition, the Portfolio may not perform as well as you hope. These things can happen for various reasons, including:

-  Unit prices and yields may decline during the life of the Portfolio;

- Rising interest rates will reduce the value of your Units. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes;

- A bond issuer or an insurer may be unwilling or unable to meet its obligation to make principal or interest payments, resulting in a reduction in the value of your Units;

- The financial condition of a bond issuer or insurer may worsen or their credit ratings may drop, resulting in a reduction in the value of your Units;

- Assuming no changes in interest rates, when you sell your Units they will generally be worth less than your cost because your cost included a sales charge;

- The Portfolio will receive early returns of principal if bonds are called or sold before they mature. If this happens your income will decline and you may not be able to reinvest the money you receive at as high a yield or as long a maturity; and

- The Portfolio is not actively managed and may continue to hold a bond included in the Portfolio even though the bond's outlook or its market value or yield may have changed.

- INDUSTRY CONCENTRATION RISK -- The Portfolio is considered to be concentrated in bonds of education revenue issuers. A concentration makes the Portfolio less diversified and subject to more risk.

   EDUCATION REVENUE ISSUERS are subject to certain risks including:

   -- Possible declines in the number of "college" age individuals;

   -- The possible inability to raise tuition and fees;

   -- The uncertainty of the continued receipt of Federal grants and state funding; and

   -- Government regulation or legislation.

- STATE SPECIFIC RISK -- Because the Portfolio is concentrated in bonds of issuers located in New Jersey, there may be more risk than if the bonds were issued by issuers located in several states. The financial condition of New Jersey is affected by various national and local, economic, social and environmental policies and conditions and may have an effect on the value of the Units.

- Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations.

- The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations.

- The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the bonds, are affected by numerous factors.

- The State's economic base is diversified, consisting of manufacturing, construction and service industries, supplemented by rural areas with selective commercial agriculture.

- All outstanding general obligation bonds of the State are rated "AA+" by Standard & Poor's, "Aa1" by Moody's and "AA+" by Fitch.

Further information concerning the various types of bonds contained in the Portfolio is available in "Summary of Portfolios" in Part B of the Prospectus. An additional discussion of potential risks may be obtained upon written or telephonic request to the Trustee as described in "Other Information--Supplemental Information" appearing in Part B of the Prospectus.

TAX STATUS

FEDERAL TAX-- Under existing law, in the opinion of recognized bond counsel to the issuing governmental authorities, interest on the bonds in the Portfolio is exempt from federal income taxes for U.S. investors. You may receive principal payments if bonds are sold or called, or mature. You will be subject to tax on any gain realized by the Portfolio on the disposition of bonds.

NEW JERSEY TAX-- The Portfolio consists of bonds issued by or on behalf of the State of New Jersey, its counties, municipalities, authorities and its other political subdivisions thereof, and certain territories of the United States, including Puerto Rico, Guam, the Virgin Islands and the Northern Mariana Islands (the "New Jersey Bonds").

In the opinion of Herold and Haines, P.A., special counsel for the Portfolio for New Jersey tax matters, under existing New Jersey law:

- The Portfolio will be recognized as a trust and not an association taxable as a corporation. The Portfolio will not be subject to the New Jersey Corporation Business Tax or the New Jersey Corporation Income Tax.

- With respect to the non-corporate Unitholders who are residents of New Jersey, the income of the Portfolio will be treated as the income of such

                                     ------

   Unitholders under the New Jersey Gross Income Tax. Interest on the underlying New Jersey Bonds which would be exempt from New Jersey Gross Income Tax if directly received by Unitholders will retain its status as tax-exempt interest when received by the Portfolio and distributed to the Unitholders.

- Any proceeds paid under individual policies obtained by issuers of New Jersey Bonds which represent maturing interest on defaulted obligations held by the Trustee will be exempt from New Jersey Gross Income Tax if, and to the same extent as, such interest would have been so exempt if paid by the issuer of the defaulted obligations.

- A non-corporate Unitholder will not be subject to the New Jersey Gross Income Tax on any gain realized either when the Portfolio disposes of a New Jersey Bond (whether by sale, exchange, redemption, or payment at maturity) when the Unitholder redeems or sells his Units, or upon payment of any proceeds under individual policies obtained by issuers of New Jersey Bonds which represent maturing principal on defaulted obligations held by the Trustee. Any loss realized on such disposition may not be utilized to offset gains realized by such Unitholder on the disposition of assets the gain on which is subject to the New Jersey Gross Income Tax.

- Units of the Portfolio may be taxable on the death of a Unitholder under the New Jersey Transfer Inheritance Tax Law or the New Jersey Estate Tax Law.

- If a Unitholder is a corporation subject to the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax, interest from the Bonds in the Portfolio which is allocable to such corporation will be includable in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax, less any interest expense incurred to carry such investment to the extent such interest expense has not been deducted in computing Federal taxable income. Net gains derived by such corporation on the disposition of the New Jersey Bonds by the Portfolio or on the disposition of its Units will be included in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax. Any proceeds paid under individual policies obtained by issuers of New Jersey Bonds which represent maturing interest or maturing principal on defaulted obligations held by the Trustee will be included in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax if, and to the same extent as, such interest or proceeds would have been so included if paid by the issuer of the defaulted obligations.

See "Tax Status" in Part B of the Prospectus for further tax information.

PUBLIC OFFERING PRICE


As of February 22, 2002, the Initial Date of Deposit, the PER UNIT PUBLIC OFFERING PRICE FOR THE PORTFOLIO is $100.11. As described below, Units are subject to a maximum sales charge of up to 4.9% of the Public Offering Price. The Public Offering Price includes the sales charge and the estimated organization cost of $.30 per Unit. Any net accrued but undistributed interest on the Units is added to the Public Offering Price. For Units purchased on the Initial Date of Deposit, $.06 per Unit of accrued interest will be added to the Public Offering Price. The Public Offering Price changes every day with changes in the prices of the bonds.


See "Public Offering Price" in Part B of the Prospectus and "How to Buy and Sell Units" for additional information.

ESTIMATED DISTRIBUTIONS

The Portfolio's estimated interest distributions per Unit are as follows:


DISTRIBUTION
PLAN                    MONTHLY     QUARTERLY    SEMI-ANNUAL
---------------------  ----------   ----------   ------------
Initial Payment          $.4820       $.4820        $.4820
(Date)                  04/15/02     04/15/02      04/15/02
Partial Payment           N/A         $.3735        $.3750
(Date)                               05/15/02      05/15/02
First Normal Payment     $.3708      $1.1205       $2.2500
(Date)                  05/15/02     08/15/02      11/15/02
Normal Total Annual
  Distributions         $4.4501      $4.4821       $4.5011


The amount of interest will generally change as bonds in the Portfolio mature, are called or are sold or as fees and expenses increase or decrease. Estimated distributions assume that all of the bonds are delivered to the Portfolio.

See "Distributions to Unitholders" in Part B of the Prospectus and "Distributions" for more information.

ESTIMATED RETURNS
(AS OF THE INITIAL DATE OF DEPOSIT)

                     Normal
                     Current     Long-Term
Distribution Plan    Return       Return
-----------------  -----------  -----------
Monthly               4.45%        4.51%
Quarterly             4.48%        4.54%
Semi-annual           4.50%        4.55%

The estimated current return is the net income divided by the offering price. Estimated long-term return is a measure of the return to the investor expected to be earned over the estimated life of the Portfolio. These return quotations are designed to be comparative rather than predictive and your actual return will vary with Unit price, how long you hold your investment, and

                                     ------
changes in the Portfolio, interest income and expenses. See "Estimated Long-Term Return and Estimated Current Return" in Part B of the Prospectus and "Estimated Returns."

TAXABLE EQUIVALENT YIELD
(AS OF THE INITIAL DATE OF DEPOSIT)
The table shows the approximate yields investors in certain selective tax brackets must get from a taxable investment to match the estimated current return from this Portfolio. Please note that the taxable equivalent yields provided below are for illustrative purposes only and that an investor's actual taxable equivalent yield will depend upon the Portfolio's actual return and the investor's tax circumstances.

  PORTFOLIO
    NORMAL          Taxable Equivalent Yield
  ESTIMATED      (by selective federal and New
   CURRENT         Jersey state tax brackets)
    RETURN      31.0%   34.5%   39.0%      42.5%
     (M) 4.45%  6.45%   6.79%   7.30%   7.74%
     (Q) 4.48   6.49    6.84    7.34    7.79
   (S/A) 4.50   6.52    6.87    7.38    7.83

FEES AND EXPENSES

This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the Portfolio.

                                               AMOUNT PER
                                                 $1,000
                                                INVESTED
                              PERCENT OF         (AS OF
                            PUBLIC OFFERING   INITIAL DATE
                                 PRICE        OF DEPOSIT)
                            ---------------   ------------
INVESTOR FEES
Maximum Sales Charge.....          4.9%          $49.00

ESTIMATED ANNUAL OPERATING EXPENSES


                                 DISTRIBUTION PLAN
                        -----------------------------------
                        MONTHLY    QUARTERLY   SEMI-ANNUAL
                        --------   ---------   ------------
Trustee's Fee(1).....   $1.2103     $0.8903      $0.7003
Sponsor's Evaluation
  Fee(1).............   $   .27     $   .27      $   .27
Other Operating
  Expenses (per
  Unit)..............   $0.0625     $0.0625      $0.0625
TOTAL (per Unit as of
  the Initial Date of
  Deposit)...........   $ .2106     $ .1786      $ .1596

MAXIMUM ORGANIZATION
  COSTS (PER
  UNIT)(2)...........   $   .30     $   .30      $   .30


-------------

(1) The Trustee's Fee and the Sponsor's Evaluation Fee are per $1,000 principal amount of the bonds in the Portfolio for that portion of the Portfolio that represents a particular plan of distribution. Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc., performs the initial evaluation of the Portfolio. See "Evaluation of Bonds at the Date of Deposit" in Part B of the Prospectus. The Sponsor serves as evaluator for all subsequent evaluations. See "Portfolio Operating Expenses" in Part B of the Prospectus for additional information.

(2) Organization costs are deducted from Portfolio assets at the earlier of the close of the initial offering period or 6 months after Initial Date of Deposit.

The maximum per Unit primary market sales charges are reduced as follows:

                                       PERCENT
                                          OF
                                       OFFERING
          NUMBER OF UNITS*              PRICE
-------------------------------------  --------
 Less than 500.......................    4.90%
 500 but less than 1,000.............    4.75
 1,000 but less than 2,500...........    4.50
 2,500 but less than 5,000...........    4.25
 5,000 but less than 10,000..........    3.50
 10,000 but less than 25,000.........    3.00
 25,000 or more......................    2.50

------------

* Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 1,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you.

As described in "Public Offering Price" in Part B of the Prospectus, certain classes of investors are also entitled to reduced sales charges. Also see "Public Offering Price" in Part B of the Prospectus for secondary market sales charges.

EXAMPLE

This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

The example assumes that you invest $10,000 in the Portfolio for the periods indicated and then either redeem or do not redeem your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. The example does not include brokerage costs and other transactional fees. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                1 YEAR    3 YEARS    5 YEARS    10 YEARS
               --------   --------   --------   --------
Monthly        $539.96    $582.81    $629.86    $768.66
Quarterly      $536.93    $573.28    $613.22    $731.19
Semi-annual    $535.13    $567.62    $603.34    $708.89

See "Portfolio Operating Expenses" in Part B of the Prospectus for additional information regarding expenses.

DEALER CONCESSIONS

The Sponsor plans to allow a concession of $3.20 per Unit for primary market, non-breakpoint purchases of Units to dealer firms in connection with the sale of Units in a given transaction.

The concession paid to dealers is reduced or eliminated in connection with Units sold in transactions to investors that receive reduced sales charges based on the number of Units sold or in connection with Units

                                     ------
sold to Wrap Account Purchasers and to other investors described in Part B of the Prospectus entitled to the sales charge reduction applicable for Wrap Account Purchasers, as follows:
----------------------------------------------

                                        CONCESSION
NUMBER OF UNITS*                         PER UNIT
----------------                        ----------
Less than 500.........................    $3.20
500 but less than 1,000...............     3.20
1,000 but less than 2,500.............     3.20
2,500 but less than 5,000.............     3.20
5,000 but less than 10,000............     2.50
10,000 but less than 25,000...........     2.00
25,000 or more........................     1.75
Wrap Account Purchasers...............     0.00

*Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased using the equivalent of 500 Units to $50,000, 1,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you and may result in a reduction in the discount per Unit.

See "Distributions of Units to the Public" in Part B of the Prospectus for additional information on dealer concessions, volume incentives, and secondary market dealer concessions.

                                     ------

--------------------------------------------------------------------------------
SCHEDULE OF INVESTMENTS

(AT THE INITIAL DATE OF DEPOSIT, FEBRUARY 22, 2002)


                NUVEEN NEW JERSEY INSURED PORTFOLIO, SERIES 283


                                                                                         RATINGS(2)
                                                                                    ---------------------      TRUSTEE'S
                                                                     OPTIONAL                                DETERMINATION
 AGGREGATE                                                          REDEMPTION      STANDARD &                    OF
 PRINCIPAL                 NAME OF ISSUER, TITLE(1)(5)             PROVISIONS(3)      POOR'S     MOODY'S   OFFERING PRICE(4)
----------------------------------------------------------------------------------------------------------------------------
$  175,000        New Jersey Health Care Facilities Financing       2011 at 100        AAA         Aaa        $   173,660
                  Authority Revenue Bonds, Jersey City Medical
                  Center Issue (FHA Insured Mortgage), Series
                  2001, 5.00% Due 8/1/31. (AMBAC Insured.)
   250,000        New Jersey Educational Facilities Authority       2011 at 100        AAA         Aaa            238,568
                  Revenue Bonds, New Jersey Institute of
                  Technology Issue, Consisting of Series 2001
                  G, 4.75% Due 7/1/31. (MBIA Insured.)
    75,000        New Jersey Health Care Facilities Financing    No Optional Call      AAA         Aaa             25,054
                  Authority, Revenue and Refunding Bonds (Saint
                  Barnabas Health Care System Issue), Series
                  1998B, 0.00% Due 7/1/23. (Original issue
                  discount bonds delivered on or about December
                  16, 1998 at a price of 29.406% of principal
                  amount.) (MBIA Insured.)(6)
   250,000        New Jersey Transportation Trust Fund              2011 at 100        AAA         Aaa            250,943
                  Authority, Transportation System Bonds, 2001
                  Series B, 5.00% Due 12/15/21. (MBIA Insured.)
   260,000   *    School Bonds, The Board of Education of the       2011 at 100        AAA          --            259,350
                  Township of Freehold in the County of
                  Monmouth, New Jersey, Series 2002, 5.00% Due
                  2/15/29. (General Obligation Bonds.) (When
                  issued.) (MBIA Insured.)
   240,000   *    The Board of Education of the Township of         2011 at 100        AAA          --            239,400
                  Lopatcong in the County of Warren, New
                  Jersey, School Refunding Bonds, 5.00% Due
                  7/15/30. (General Obligation Bonds.) (FGIC
                  Insured.)
   250,000        Housing Authority of the City of New              2009 at 101        AAA         Aaa            238,098
                  Brunswick (New Jersey), Lease Revenue
                  Refunding Bonds, Series 1998, 4.625% Due
                  7/1/24. (FGIC Insured.)
   250,000        Puerto Rico Highway and Transportation            2018 at 100        AAA         Aaa            235,970
                  Authority, Transportation Revenue Bonds
                  (Series A), 4.75% Due 7/1/38. (Original issue
                  discount bonds delivered on or about March
                  19, 1998 at a price of 92.118% of principal
                  amount.) (MBIA Insured.)
-----------                                                                                                   -----------
$1,750,000                                                                                                    $ 1,661,043
===========                                                                                                   ===========

---------------


* These bonds, or a portion thereof, have delivery dates beyond the normal settlement date. Their expected delivery date is February 28, 2002. Contracts relating to bonds with delivery dates after the date of settlement for purchase made on the Date of Deposit constitute approximately 28.6% of the aggregate principal amount of the Portfolio. (See "Composition of Portfolios" in Part B of the Prospectus.)



(1) The Sponsor's contracts to purchase the bonds were entered into on February 20, 2002. All bonds are represented by contracts, unless otherwise indicated, for the performance of which an irrevocable letter of credit has been deposited with the Trustee.


(2) All the bonds in the Portfolio, as insured by AMBAC, FSA, FGIC or MBIA, are rated AAA by Standard & Poor's, AAA by Fitch and/or Aaa by Moody's. The insurance on the bonds guarantees the payment of interest and principal on the bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, premiums payable on mandatory redemptions or interest rate risks. A brief description of the applicable Standard & Poor's and Moody's rating symbols and their meanings is set forth under "Description of Ratings" in Part B of the Prospectus. See "Insurance on the Bonds" in Part B of the Prospectus.


(3) The bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the bonds, except for bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. Approximately 18.6% of the aggregate principal amount of the bonds in the Trust (accounting for approximately 15.7% of the aggregate offering price of the bonds) are original issue discount obligations. Certain of these original issue discount obligations, amounting to 4.3% of the aggregate principal amount and 1.5% of the aggregate offering price of the bonds in the Trust, are "zero coupon" bonds. See "Summary of Portfolios" in Part B of the Prospectus for a discussion of the characteristics of such obligations and of the risks associated therewith. The bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such bonds. See "Risk Factors" herein and "Composition of Portfolios" and "Tax Status" in Part B of the Prospectus.


(4) During the initial offering period, evaluations of bonds are made on the basis of current offering side evaluations of the bonds.

(5) Other information regarding the bonds in the Portfolio on the Initial Date of Deposit is as follows:


                                   ESTIMATED
                                     ANNUAL                ESTIMATED                        ESTIMATED
                      PROFIT        INTEREST              GROSS ANNUAL                      NET ANNUAL
        COST TO      (OR LOSS)     INCOME TO               INCOME PER                       INCOME PER              BID PRICE
        SPONSOR     TO SPONSOR     PORTFOLIO                  UNIT                             UNIT                 OF BONDS
      -----------   -----------   ------------   ------------------------------   ------------------------------   -----------
      $1,655,221      $ 5,822       $ 81,563     $     4.6607 -- Monthly          $     4.4501 -- Monthly          $1,654,405
                                                 $    4.6607 -- Quarterly         $    4.4821 -- Quarterly
                                                 $   4.6607 -- Semi-annual        $   4.5011 -- Semi-annual



    In addition, the difference between the Trustee's determination of offering price and bid price (as a percentage of principal amount) is .38% for the Portfolio.


    The estimated income figures reflected above are estimates determined as of the business day prior to the Initial Date of Deposit and actual payments may vary. It is anticipated that the amount of interest to be distributed per Unit in each year will initially be substantially equal to the estimated net annual income per Unit provided above. Interest income does not include accretion of original issue discount on zero coupon bonds, if applicable. The amount of interest to be distributed annually per Unit will generally change as bonds are redeemed, mature or are sold or as fees and expenses increase or decrease. See "Distribution to Unitholders" in Part B of the Prospectus.

(6) This bond has been purchased at a deep discount from the par value because there is no stated interest income thereon. Bonds which pay no interest are normally described as "zero coupon" bonds. Over the life of bonds purchased at a deep discount, the value of the bonds will increase such that upon maturity the holders of such bonds will receive 100% of the principal amount thereof.

PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS FOR A FUTURE NUVEEN DEFINED PORTFOLIO, THE PORTFOLIO WILL CONTAIN DIFFERENT BONDS THAN THOSE DESCRIBED ABOVE.
--------------------------------------------------------------------------------

                                     ------

NUVEEN OHIO INSURED PORTFOLIO,
SERIES 200


RISK/RETURN SUMMARY

INVESTMENT OBJECTIVE


The Portfolio seeks to provide income exempt from federal and Ohio state income taxes and conservation of capital.


INVESTMENT STRATEGY


The Portfolio consists of insured municipal bonds that generate income exempt from federal and Ohio state income taxes. The bonds are expected to remain in the Portfolio until they mature, are called or are sold to meet redemptions or expenses.


BOND SELECTION

The bonds selected for the Portfolio are:

- GENERAL OBLIGATION BONDS -- General obligation bonds are secured by the pledge of the issuer's full faith, credit and, usually, taxing power; and/or

- REVENUE BONDS -- Revenue bonds have principal and interest payments derived from the income of a specific project or authority such as utility projects, airports, highways and healthcare facilities. Payments on these bonds are not generally backed by the government's taxing power and are dependent on the revenues generated by the project, excise taxes or appropriations.

All of the bonds in the Portfolio:
- Are insured prior to inclusion in the Portfolio by AMBAC, FGIC, FSA or MBIA for the life of the bond. INSURANCE GUARANTEES THE PAYMENT OF PRINCIPAL AND INTEREST ON THE BONDS (BUT NOT THE UNITS OR THE MARKET VALUE OF THE BONDS). Each bond insurer's claim paying ability is rated triple A by Moody's, Standard & Poor's or Fitch;

- Are rated "Aaa" by Moody's, "AAA" by Fitch, and/or "AAA" by Standard & Poor's; and


- Generate income that is exempt from federal and Ohio state income taxes and, for most investors, the federal Alternative Minimum Tax ("AMT").

The Sponsor considers the following factors in selecting bonds for the
Portfolio:

- Whether the bonds provide income exempt from federal and Ohio state income taxes and AMT;


- The prices and yields of the bonds relative to other bonds of comparable quality and maturity;

-  Whether the bonds are trading at a premium or discount from par;

- The diversification of the bonds as to the purpose of issue and the location of the issuers;

-  The potential income generated by the bonds;

-  The stated maturities and call provisions of the bonds; and

- Whether the bonds were insured and the availability and cost of insurance for the bonds.

Through examining these factors, the Sponsor seeks to select a Portfolio that has the potential to meet the Portfolio's investment objective.

A description of the bonds included in the Portfolio is provided in the "Schedule of Investments."

The Portfolio consists of bonds having a dollar-weighted average maturity of
28.0 years.

INVESTOR SUITABILITY

The Portfolio may be suitable for you if you are seeking:

-  Insured AAA-rated bonds;

-  A focus on long-term capital preservation; and


-  Income exempt from federal and Ohio state income taxes and AMT.


The Portfolio is not appropriate for you if you are seeking:

-  An aggressive high-growth investment strategy.

INDUSTRY FOCUS

The Portfolio consists of the following types of bonds:

                                         APPROXIMATE
                                          PORTFOLIO
                                          PERCENTAGE
                                          (BASED ON
                               NUMBER     PRINCIPAL
       TYPE OF ISSUER         OF BONDS     AMOUNT)
       --------------         --------   ------------
General Obligation                4          47.1%
Dedicated-Tax Supported
 Revenue                          1          14.3%
Healthcare Facility Revenue       1          14.3%
Transportation                    1          14.3%
Power Revenue                     1          10.0%
                                 --         -----
        Total                     8           100%

The bonds were issued by entities located in the following states or territories:

                                     APPROXIMATE
                                      PORTFOLIO
                                     PERCENTAGE
                                      (BASED ON
                                      PRINCIPAL
        STATE OR TERRITORY             AMOUNT)
        ------------------           -----------
Ohio                                     80.0%
Puerto Rico                              20.0%
                                        -----
                                          100%

PRIMARY RISKS

YOU CAN LOSE MONEY BY INVESTING IN THE PORTFOLIO. In addition, the Portfolio may not perform as well as

                                     ------
you hope. These things can happen for various reasons, including:

-  Unit prices and yields may decline during the life of the Portfolio;

- Rising interest rates will reduce the value of your Units. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes;

- A bond issuer or an insurer may be unwilling or unable to meet its obligation to make principal or interest payments, resulting in a reduction in the value of your Units;

- The financial condition of a bond issuer or insurer may worsen or their credit ratings may drop, resulting in a reduction in the value of your Units;

- Assuming no changes in interest rates, when you sell your Units they will generally be worth less than your cost because your cost included a sales charge;

- The Portfolio will receive early returns of principal if bonds are called or sold before they mature. If this happens your income will decline and you may not be able to reinvest the money you receive at as high a yield or as long a maturity; and

- The Portfolio is not actively managed and may continue to hold a bond included in the Portfolio even though the bond's outlook or its market value or yield may have changed.


- STATE SPECIFIC RISK -- Because the Portfolio is concentrated in bonds of issuers located in Ohio, there may be more risk than if the bonds were issued by issuers located in several states. The financial condition of Ohio is affected by various national and local, economic, social and environmental policies and conditions and may have an effect on the value of the Units. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations. The State operates on the basis of a fiscal biennium for its appropriations and expenditures, and is precluded by law from ending its fiscal year or fiscal biennium in a deficit position.


- The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the bonds, are affected by numerous factors. While diversifying more into the service and other non-manufacturing areas, the Ohio economy continues to rely in part on durable goods manufacturing, largely concentrated in motor vehicles and equipment, steel, rubber products and household appliances. As a result, general economic activity, as in many other industrially-developed states, tends to be more cyclical than in some other states and in the nation as a whole. Agriculture is an important segment of the economy, with over half the State's area devoted to farming and a significant portion of total employment in agribusiness.

- The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State governmental and State agency operations and consequently the ability of the State and its agencies to pay debt service on their obligations.

- All outstanding general obligation bonds of the State are rated "Aa1" by Moody's and "AA+" by both Standard & Poor's and Fitch (S&P rates the State's highway general obligations AAA).

Further information concerning the various types of bonds contained in the Portfolio is available in "Summary of Portfolios" in Part B of the Prospectus. An additional discussion of potential risks may be obtained upon written or telephonic request to the Trustee as described in "Other Information--Supplemental Information" appearing in Part B of the Prospectus.

TAX STATUS

FEDERAL TAX -- Under existing law, in the opinion of recognized bond counsel to the issuing governmental authorities, interest on the bonds in the Portfolio is exempt from federal income taxes for U.S. investors. You may receive principal payments if bonds are sold or called, or mature. You will be subject to tax on any gain realized by the Portfolio on the disposition of bonds.

OHIO TAX -- The Portfolio is comprised primarily of interest-bearing obligations issued by or on behalf of the State of Ohio, political subdivisions thereof, or agencies or instrumentalities thereof ("Ohio Obligations"), or by the governments of Puerto Rico, the Virgin Islands, the Northern Mariana Islands or Guam ("Territorial Obligations") (collectively, "Obligations").

In the opinion of Squire, Sanders & Dempsey L.L.P., special Ohio counsel to the Portfolio, provided that at all times at least fifty percent of the value of the total assets of the Portfolio consist of Ohio Obligations, or similar obligations of other states or their subdivisions, under existing Ohio law:

- The Portfolio is not taxable as a corporation or otherwise for purposes of the Ohio personal income tax, Ohio school district or municipal income taxes, the Ohio corporation franchise tax, or the Ohio dealers in intangibles tax.

- Distributions with respect to Units of the Portfolio will be treated as the income of the Unitholders for purposes of the Ohio personal income tax, and municipal and school district income taxes in Ohio

                                     ------
   and the Ohio corporation franchise tax in proportion to the respective interest therein of each Unitholder.

- Distributions properly attributable to interest on Ohio Obligations held by the Portfolio are exempt from the Ohio personal income tax, and municipal and school district income taxes in Ohio, and are excluded from the net income base of the Ohio corporation franchise tax when distributed or deemed distributed to Unitholders.

- Distributions properly attributable to interest on Territorial Obligations held by the Portfolio the interest on which is exempt from state income taxes under the laws of the United States are exempt from Ohio personal income tax, and municipal and school district income taxes in Ohio and, provided such interest is excluded from gross income for federal income tax purposes, are excluded from the net income base of the Ohio corporation franchise tax when distributed or deemed distributed to Unitholders.

- Distributions properly attributable to proceeds paid under insurance policies, if any, to the Trustee of the Portfolio representing maturing interest on defaulted Obligations held by the Portfolio that is excluded from gross income for federal income tax purposes will be exempt from the Ohio personal income tax and municipal and school district income taxes in Ohio and the net income base of the Ohio corporation franchise tax.
- Distributions of profit made on the sale, exchange or other disposition by the Portfolio of Ohio Obligations, including Distributions of "capital gains dividends" as defined in Section 852(b)(3)(C) of the Code, properly attributable to the sale, exchange or other disposition of Ohio Obligations are exempt from Ohio personal income tax, and municipal and school district income taxes in Ohio, and are excluded from the net income base of the Ohio corporation franchise tax when distributed or deemed distributed to Unitholders.

See "Tax Status" in Part B of the Prospectus for further tax information.

PUBLIC OFFERING PRICE


As of February 22, 2002, the Initial Date of Deposit, the PER UNIT PUBLIC OFFERING PRICE FOR THE PORTFOLIO is $100.23. As described below, Units are subject to a maximum sales charge of up to 4.9% of the Public Offering Price. The Public Offering Price includes the sales charge and the estimated organization cost of $.38 per Unit. Any net accrued but undistributed interest on the Units is added to the Public Offering Price. For Units purchased on the Initial Date of Deposit, $.06 per Unit of accrued interest will be added to the Public Offering Price. The Public Offering Price changes every day with changes in the prices of the bonds.


See "Public Offering Price" in Part B of the Prospectus and "How to Buy and Sell Units" for additional information.

ESTIMATED DISTRIBUTIONS

The Portfolio's estimated interest distributions per Unit are as follows:


DISTRIBUTION
PLAN                    MONTHLY     QUARTERLY    SEMI-ANNUAL
---------------------  ----------   ----------   ------------
Initial Payment          $.4824       $.4824        $.4824
(Date)                  04/15/02     04/15/02      04/15/02
Partial Payment           N/A         $.3738        $.3753
(Date)                               05/15/02      05/15/02
First Normal Payment     $.3711      $1.1214       $2.2518
(Date)                  05/15/02     08/15/02      11/15/02
Normal Total Annual
  Distributions         $4.4555      $4.4875       $4.5065


The amount of interest will generally change as bonds in the Portfolio mature, are called or are sold or as fees and expenses increase or decrease. Estimated distributions assume that all of the bonds are delivered to the Portfolio.

See "Distributions to Unitholders" in Part B of the Prospectus and "Distributions" for more information.

ESTIMATED RETURNS
(AS OF THE INITIAL DATE OF DEPOSIT)

                     Normal
                     Current     Long-Term
Distribution Plan    Return       Return
-----------------  -----------  -----------
Monthly               4.45%        4.57%
Quarterly             4.48%        4.61%
Semi-annual           4.50%        4.62%

The estimated current return is the net income divided by the offering price. Estimated long-term return is a measure of the return to the investor expected to be earned over the estimated life of the Portfolio. These return quotations are designed to be comparative rather than predictive and your actual return will vary with Unit price, how long you hold your investment, and changes in the Portfolio, interest income and expenses. See "Estimated Long-Term Return and Estimated Current Return" in Part B of the Prospectus and "Estimated Returns."

TAXABLE EQUIVALENT YIELD
(AS OF THE INITIAL DATE OF DEPOSIT)

The table shows the approximate yields investors in certain selective tax brackets must get from a taxable investment to match the estimated current return from this Portfolio. Please note that the taxable equivalent yields provided below are for illustrative purposes only and that an investor's actual taxable equivalent yield

                                     ------
will depend upon the Portfolio's actual return and the investor's tax circumstances.

  PORTFOLIO
    NORMAL          Taxable Equivalent Yield
  ESTIMATED      (by selective federal and Ohio
   CURRENT            state tax brackets)
    RETURN      32.0%   35.0%   40.0%      43.0%
     (M) 4.45%  6.54%   6.85%   7.42%   7.81%
     (Q) 4.48   6.59    6.89    7.47    7.86
   (S/A) 4.50   6.62    6.92    7.50    7.89

FEES AND EXPENSES

This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the Portfolio.

                                               AMOUNT PER
                                                 $1,000
                                                INVESTED
                              PERCENT OF         (AS OF
                            PUBLIC OFFERING   INITIAL DATE
                                 PRICE        OF DEPOSIT)
                            ---------------   ------------
INVESTOR FEES
Maximum Sales Charge.....          4.9%          $49.00

ESTIMATED ANNUAL OPERATING EXPENSES


                                 DISTRIBUTION PLAN
                        -----------------------------------
                        MONTHLY    QUARTERLY   SEMI-ANNUAL
                        --------   ---------   ------------
Trustee's Fee(1).....   $1.2640     $0.9440      $0.7540
Sponsor's Evaluation
  Fee(1).............   $   .27     $   .27      $   .27
Other Operating
  Expenses (per
  Unit)..............   $0.0625     $0.0625      $0.0625
TOTAL (per Unit as of
  the Initial Date of
  Deposit)...........   $ .2159     $ .1839      $ .1649

MAXIMUM ORGANIZATION
  COSTS (PER
  UNIT)(2)...........   $   .38     $   .38      $   .38


-------------

(1) The Trustee's Fee and the Sponsor's Evaluation Fee are per $1,000 principal amount of the bonds in the Portfolio for that portion of the Portfolio that represents a particular plan of distribution. Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc., performs the initial evaluation of the Portfolio. See "Evaluation of Bonds at the Date of Deposit" in Part B of the Prospectus. The Sponsor serves as evaluator for all subsequent evaluations. See "Portfolio Operating Expenses" in Part B of the Prospectus for additional information.

(2) Organization costs are deducted from Portfolio assets at the earlier of the close of the initial offering period or 6 months after Initial Date of Deposit.

The maximum per Unit primary market sales charges are reduced as follows:

                                       PERCENT
                                          OF
                                       OFFERING
          NUMBER OF UNITS*              PRICE
-------------------------------------  --------
 Less than 500.......................    4.90%
 500 but less than 1,000.............    4.75
 1,000 but less than 2,500...........    4.50
 2,500 but less than 5,000...........    4.25
 5,000 but less than 10,000..........    3.50
 10,000 but less than 25,000.........    3.00
 25,000 or more......................    2.50

------------

* Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 1,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you.

As described in "Public Offering Price" in Part B of the Prospectus, certain classes of investors are also entitled to reduced sales charges. Also see "Public Offering Price" in Part B of the Prospectus for secondary market sales charges.

EXAMPLE

This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

The example assumes that you invest $10,000 in the Portfolio for the periods indicated and then either redeem or do not redeem your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. The example does not include brokerage costs and other transactional fees. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                1 YEAR    3 YEARS    5 YEARS    10 YEARS
               --------   --------   --------   --------
Monthly        $548.45    $592.33    $640.51    $782.64
Quarterly      $545.42    $582.81    $623.90    $745.22
Semi-annual    $543.62    $577.16    $614.02    $722.95

See "Portfolio Operating Expenses" in Part B of the Prospectus for additional information regarding expenses.

DEALER CONCESSIONS

The Sponsor plans to allow a concession of $3.20 per Unit for primary market, non-breakpoint purchases of Units to dealer firms in connection with the sale of Units in a given transaction.

The concession paid to dealers is reduced or eliminated in connection with Units sold in transactions to investors that receive reduced sales charges based on the number of Units sold or in connection with Units sold to Wrap Account Purchasers and to other investors described in Part B of the Prospectus entitled to

                                     ------
the sales charge reduction applicable for Wrap Account Purchasers, as follows:
----------------------------------------------

                                        CONCESSION
NUMBER OF UNITS*                         PER UNIT
----------------                        ----------
Less than 500.........................    $3.20
500 but less than 1,000...............     3.20
1,000 but less than 2,500.............     3.20
2,500 but less than 5,000.............     3.20
5,000 but less than 10,000............     2.50
10,000 but less than 25,000...........     2.00
25,000 or more........................     1.75
Wrap Account Purchasers...............     0.00

*Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased using the equivalent of 500 Units to $50,000, 1,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you and may result in a reduction in the discount per Unit.

See "Distributions of Units to the Public" in Part B of the Prospectus for additional information on dealer concessions, volume incentives, and secondary market dealer concessions.

                                     ------

--------------------------------------------------------------------------------
SCHEDULE OF INVESTMENTS

(AT THE INITIAL DATE OF DEPOSIT, FEBRUARY 22, 2002)


                   NUVEEN OHIO INSURED PORTFOLIO, SERIES 200


                                                                                         RATINGS(2)
                                                                                    ---------------------      TRUSTEE'S
                                                                     OPTIONAL                                DETERMINATION
 AGGREGATE                                                          REDEMPTION      STANDARD &                    OF
 PRINCIPAL                 NAME OF ISSUER, TITLE(1)(5)             PROVISIONS(3)      POOR'S     MOODY'S   OFFERING PRICE(4)
----------------------------------------------------------------------------------------------------------------------------
$  250,000        Akron, Bath and Copley Joint Township             2011 at 101         --         Aaa        $   245,423
                  Hospital District, Ohio, Hospital Improvement
                  Revenue Bonds, Series 2001 (Children's
                  Hospital Medical Center of Akron), 5.00% Due
                  11/15/31. (FSA Insured.)
   175,000        American Municipal Power-Ohio, Inc. (an Ohio      2011 at 100        AAA         Aaa            169,272
                  not for profit Corporation), Omega JV2
                  Project, Distributive Generation Bonds,
                  Series 2001, 4.75% Due 1/1/21. (AMBAC
                  Insured.)
   250,000        City of Cleveland, Ohio, Airport System           2010 at 101        AAA         Aaa            245,485
                  Revenue Bonds, Series 2000 A, 5.00% Due
                  1/1/31. (FSA Insured.)
   250,000        Greene County, Ohio, Various Purpose Limited      2012 at 100         --         Aaa            246,350
                  Tax General Obligation Bonds, Series 2002,
                  5.00% Due 12/1/28. (AMBAC Insured.)
   250,000        Board of Education, Milford Exempted Village      2011 at 100         --         Aaa            250,455
                  School District, Counties of Clermont and
                  Hamilton, Ohio, School Improvement Bonds,
                  Series 2001, 5.125% Due 12/1/30. (General
                  Obligation Bonds.) (FSA Insured.)
   225,000        Olentangy Local School District, Delaware and     2012 at 100        AAA         Aaa            221,605
                  Franklin Counties, Ohio, Various Purpose
                  Bonds, Current Interest Serial Bonds, Series
                  2002 (General Obligation-Unlimited Tax),
                  5.00% Due 12/1/30. (FSA Insured.)
   100,000        Commonwealth of Puerto Rico, Public            No Optional Call      AAA         Aaa             47,190
                  Improvement Refunding Bonds, Series 1998
                  (General Obligation Bonds), 0.00% Due 7/1/17.
                  (Original issue discount bonds delivered on
                  or about January 29, 1998 at a price of
                  38.685% of principal amount.) (MBIA
                  Insured.)(6)
   250,000        Puerto Rico Highway and Transportation            2018 at 100        AAA         Aaa            235,970
                  Authority, Transportation Revenue Bonds
                  (Series A), 4.75% Due 7/1/38. (Original issue
                  discount bonds delivered on or about March
                  19, 1998 at a price of 92.118% of principal
                  amount.)(MBIA Insured.)
-----------                                                                                                   -----------
$1,750,000                                                                                                    $ 1,661,750
===========                                                                                                   ===========

---------------

(1) The Sponsor's contracts to purchase the bonds were entered into on December 18, 2001 to February 20, 2002. All bonds are represented by contracts, unless otherwise indicated, for the performance of which an irrevocable letter of credit has been deposited with the Trustee.


(2) All the bonds in the Portfolio, as insured by AMBAC, FSA, FGIC or MBIA, are rated AAA by Standard & Poor's, AAA by Fitch and/or Aaa by Moody's. The insurance on the bonds guarantees the payment of interest and principal on the bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, premiums payable on mandatory redemptions or interest rate risks. A brief description of the applicable Standard & Poor's and Moody's rating symbols and their meanings is set forth under "Description of Ratings" in Part B of the Prospectus. See "Insurance on the Bonds" in Part B of the Prospectus.


(3) The bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the bonds, except for bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. Approximately 20.0% of the aggregate principal amount of the bonds in the Trust (accounting for approximately 17.0% of the aggregate offering price of the bonds) are original issue discount obligations. Certain of these original issue discount obligations, amounting to 5.7% of the aggregate principal amount and 2.8% of the aggregate offering price of the bonds in the Trust, are "zero coupon" bonds. See "Summary of Portfolios" in Part B of the Prospectus for a discussion of the characteristics of such obligations and of the risks associated therewith. The bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such bonds. See "Risk Factors" herein and "Composition of Portfolios" and "Tax Status" in Part B of the Prospectus.


(4) During the initial offering period, evaluations of bonds are made on the basis of current offering side evaluations of the bonds.

(5) Other information regarding the bonds in the Portfolio on the Initial Date of Deposit is as follows:


                                   ESTIMATED
                                     ANNUAL                ESTIMATED                        ESTIMATED
                      PROFIT        INTEREST              GROSS ANNUAL                      NET ANNUAL
        COST TO      (OR LOSS)     INCOME TO               INCOME PER                       INCOME PER              BID PRICE
        SPONSOR     TO SPONSOR     PORTFOLIO                  UNIT                             UNIT                 OF BONDS
      -----------   -----------   ------------   ------------------------------   ------------------------------   -----------
      $1,654,279      $ 7,471       $ 81,750     $     4.6714 -- Monthly          $     4.4555 -- Monthly          $1,655,075
                                                 $    4.6714 -- Quarterly         $    4.4875 -- Quarterly
                                                 $   4.6714 -- Semi-annual        $   4.5065 -- Semi-annual



    In addition, the difference between the Trustee's determination of offering price and bid price (as a percentage of principal amount) is .38% for the Portfolio.


    The estimated income figures reflected above are estimates determined as of the business day prior to the Initial Date of Deposit and actual payments may vary. It is anticipated that the amount of interest to be distributed per Unit in each year will initially be substantially equal to the estimated net annual income per Unit provided above. Interest income does not include accretion of original issue discount on zero coupon bonds, if applicable. The amount of interest to be distributed annually per Unit will generally change as bonds are redeemed, mature or are sold or as fees and expenses increase or decrease. See "Distribution to Unitholders" in Part B of the Prospectus.

(6) This bond has been purchased at a deep discount from the par value because there is no stated interest income thereon. Bonds which pay no interest are normally described as "zero coupon" bonds. Over the life of bonds purchased at a deep discount, the value of the bonds will increase such that upon maturity the holders of such bonds will receive 100% of the principal amount thereof.

PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS FOR A FUTURE NUVEEN DEFINED PORTFOLIO, THE PORTFOLIO WILL CONTAIN DIFFERENT BONDS THAN THOSE DESCRIBED ABOVE.
--------------------------------------------------------------------------------

                                     ------

HOW TO BUY AND SELL UNITS

INVESTING IN THE PORTFOLIOS

The MINIMUM INVESTMENT is normally $5,000 or 50 Units, whichever is less.

YOU CAN BUY UNITS FROM ANY PARTICIPATING DEALER.

As described above, Units are subject to a maximum sales charge of up to 4.9% of the Public Offering Price. The Public Offering Price includes the sales charge and the estimated organization costs. Any net accrued but undistributed interest on the Units is added to the Public Offering Price. The Public Offering Price changes every day with changes in the prices of the bonds.

Wrap Account Purchasers and certain other investors described in Part B of the Prospectus may buy Units in the primary market with a sales charge of 1.70% of the Public Offering Price. Wrap account arrangements generally involve additional fees charged by your broker, financial advisor or financial planner.

Each Portfolio's securities are valued by the Sponsor, every business day.

See "Public Offering Price" and "Market for Units" in Part B for additional information and secondary market sales charges.

SALES OR REDEMPTIONS

Units may be redeemed by the Trustee, JPMorgan Chase Bank, on any business day at their current market value based on the bid prices of the bonds.


Although not obligated to do so, the Sponsor may maintain a market for Units and offer to repurchase the Units at prices based on their current market value. However, notwithstanding anything to the contrary in Part B of the Prospectus, after March 22, 2002, the Sponsor will not offer to repurchase Units to maintain a secondary market in the Units. As a result, the Portfolio may terminate sooner than it otherwise would have terminated if the Sponsor had continued to maintain a market. If a secondary market is not maintained, a Unitholder may still redeem Units through the Trustee.


During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the price at which the Trustee will redeem Units and the price at which the Sponsor may repurchase Units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

See "Redemption" and "Market for Units" in Part B of the Prospectus for details.

RISK FACTORS
You can lose money by investing in a Portfolio. Your investment is at risk primarily because of:

-  INTEREST RATE RISK

   Interest rate risk is the risk that bonds in a Portfolio will decline in value because of a rise in interest rates. Generally, bonds will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes.

-  CREDIT RISK

   Credit risk is the risk that an issuer of a bond in a Portfolio or an insurer is unable or unwilling to meet its obligation to make interest and principal payments.

-  CALL RISK

   Call risk is the risk that bonds can be prepaid or "called" by the issuer before their stated maturity. If bonds are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield. Also, an early call at par of a premium bond will reduce your return. Bonds in a Portfolio are more likely to be called when interest rates decline. This would result in early returns of principal to you and may result in early termination of the Portfolio. The dates and prices upon which the bonds are first subject to optional calls are provided in "Schedule of Investments." The bonds may also be subject to special or extraordinary call provisions and "mandatory put" features that may cause the bonds to be removed from a Portfolio prior to maturity or stated call dates.

-  MARKET RISK

   Market risk is the risk that the market value of a bond or a Portfolio may change rapidly and unpredictably, causing the bond or the Portfolio to be worth less than its original price. Volatility in the market price of the bonds in a Portfolio changes the value of the Units of the Portfolio. Market value may be affected by a variety of factors including, among others:

   -- changes in the perceptions about the issuers or insurers;

   -- changes in interest rates or inflation;

   -- changes in the ratings of the issuers or insurers; or

   -- changes in the financial condition of the issuers or insurers of the bonds.

-  LIQUIDITY RISK

   Liquidity risk is the risk that the value of the bonds may be reduced if trading in the bonds is limited or absent. Because the bonds will generally trade in

                                     ------
   the over-the-counter market, a liquid trading market may not exist.

-  INFLATION RISK
   Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.
-  BOND QUALITY RISK

   Bond quality risk is the risk that a reduction in a bond's rating may decrease its value and the value of your investment in a Portfolio.

-  REDUCED DIVERSIFICATION RISK

   Reduced diversification risk is the risk that the diversification of your investment is reduced as bonds in a Portfolio are called, sold or mature. This reduction in diversification may increase the risk of loss and increase your share of Portfolio expenses.

-  LITIGATION AND LEGISLATION RISK

   Litigation and legislation risk is the risk that future litigation or legislation could affect the value of a Portfolio. In particular, future tax legislation could affect the value of a Portfolio by reducing tax rates, imposing a flat or other form of tax, exempting investment income from tax or changing the tax status of the bonds.

-  CONCENTRATION RISK

   When bonds in a particular industry make up 25% or more of a Portfolio, it is said to be "concentrated" in that industry, which makes a Portfolio less diversified and subject to more market risk. See "Risk/Return
   Summary--Primary Risks" for each Portfolio for a description of any concentrations and the related risks.

-  ZERO COUPON RISK

   If a Portfolio contains zero coupon bonds, the following factors should be considered. Zero coupon bonds do not provide for the payment of any current interest. The buyer receives only the right to receive a final payment of the face amount of the bond at its maturity. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are bonds of comparable quality that pay interest currently.

See "Summary of Portfolios" and "Composition of Portfolios" in Part B of the Prospectus for an additional discussion of potential risks.

DISTRIBUTIONS

INTEREST DISTRIBUTIONS

Interest income received by each Portfolio, net of expenses, will be paid to investors. You may choose to receive interest distributions on a monthly, quarterly or semi-annual basis. Interest distributions will be paid on the following dates to the applicable Unitholders of record:

    DISTRIBUTION
        PLAN                 RECORD DATES          DISTRIBUTION DATES
---------------------   ----------------------   ----------------------
Monthly                 1st of each month        15th of each month
-----------------------------------------------------------------------
Quarterly               1st of February, May,    15th of February, May,
                        August and November      August and November
-----------------------------------------------------------------------
Semi-annual             1st of May and           15th of May and
                        November                 November

The initial interest payment will be made to all Unitholders of record on the first Record Date, which shall be the first day of the month in which the initial payment provided in "Risk/Return Summary -- Estimated Distributions" for the applicable Portfolio is made. See "Distributions to Unitholders" in Part B of the Prospectus and "Risk/Return Summary -- Estimated Distributions" for the applicable Portfolio details.

PRINCIPAL DISTRIBUTIONS

Distributions of principal received by each Portfolio will be paid on or shortly after each May 15 and November 15 to Unitholders of record on each May 1 and November 1, respectively, provided the amount available for distribution equals at least $0.10 per Unit. In certain circumstances additional distributions may be made. See "Distributions to Unitholders" in Part B of the Prospectus for additional information.

ESTIMATED RETURNS

The Portfolios use two separate calculations to measure estimated returns: estimated current return and estimated long-term return.

Estimated current return equals the estimated annual cash to be received from the bonds in a Portfolio less estimated annual Portfolio expenses, divided by the Unit price (including the maximum sales charge):

Estimated Annual      -         Estimated
Interest Income              Annual Expenses
--------------------------------------------
                 Unit Price

Estimated long-term return is a measure of the estimated return over the estimated life of a Portfolio. Unlike Estimated Current Return, Estimated Long-Term Return reflects maturities, discounts and premiums of the bonds in a Portfolio. It is an average of the yields to maturity (or in certain cases, to an earlier call date) of the individual bonds in the Portfolio, adjusted to reflect a Portfolio's maximum sales charge and estimated expenses. We calculate the average yield for a Portfolio by weighting each bond's yield by its market value and the time remaining to the call or maturity date.

The return quotations are designed to be comparative rather than predictive and your actual return will vary with Unit price, how long you hold your investment, and changes in a Portfolio, interest income and expenses.

                                     ------

Yields on individual bonds depend on many factors, including the general condition of the bond market, the size of a particular offering and the maturity and quality rating of the particular issues. Yields can vary among bonds with similar maturities, coupons and ratings.

See "Estimated Long-Term Return and Estimated Current Return" in Part B of the Prospectus and "Risk/ Return Summary -- Estimated Returns" for details.

GENERAL INFORMATION

INSURANCE

All of the bonds in an Insured Portfolio are insured under financial guaranty insurance policies obtained from MBIA Insurance Corporation ("MBIA"), AMBAC Assurance Corporation ("AMBAC"), Financial Guaranty Insurance Company ("FGIC") or Financial Security Assurance Inc. ("FSA") for as long as the bonds are outstanding and the insurer remains in business. The insurance guarantees the scheduled payment of principal and interest on all of the bonds in an Insured Portfolio. It does not guarantee the market value of the bonds or the value of the Units of a Portfolio. See "Insurance on the Bonds" in Part B of the Prospectus for further information.

RATINGS

All bonds in an Insured Portfolio have received a rating of "Aaa" by Moody's Investors Services, Inc. ("MOODY'S"), "AAA" by Fitch, Inc. ("FITCH") and/or "AAA" by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("STANDARD & POORS"), their highest ratings. Bonds in a Traditional Portfolio are rated in the category of "A" or better by at least one of the above rating agencies. See "Description of Ratings" in Part B of the Prospectus for details.

TERMINATION

Each Portfolio will terminate upon the sale, redemption or other disposition of the last bond in the Portfolio. However, in no event will a Portfolio continue after its Mandatory Termination Date set forth in "Other
Information--Termination of Indenture" in Part B of the Prospectus.

Unitholders will receive a cash distribution that represents their share of a Portfolio's assets within a reasonable time after the Portfolio terminates. For more details regarding termination, including a description of other circumstances in which the Portfolio may terminate, see "Other Information -- Termination of Indenture" in Part B of the Prospectus.

THE SPONSOR

Since our founding in 1898, Nuveen Investments has been synonymous with investments that withstand the test of time. Today, we offer a range of equity and fixed-income unit trusts designed to suit the unique circumstances and financial planning needs of our investors. Nuveen began offering defined portfolios in 1961 and more than 1.5 million investors have trusted Nuveen to help them maintain the lifestyle they currently enjoy.

The Prospectus describes in detail the investment objectives, policies and risks of the Portfolios. We invite you to discuss the contents with your financial advisor, or you may call us at 800-257-8787 for additional information.

THE TRUSTEE

Notwithstanding anything to the contrary in Part B of this Prospectus, as of November 10, 2001, the Trustee is JPMorgan Chase Bank, and its unit investment trust office is located at 4 New York Plaza, New York, New York 10004-2413. If you have questions regarding a Portfolio, you may call customer service at 800-257-8787.

OTHER INFORMATION

Notwithstanding anything to the contrary in Part B of the Prospectus, for taxpayers other than corporations, net capital gain realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the 10% and 15% tax brackets).

OPTIONAL FEATURES
LETTER OF INTENT (LOI)

Investors may use a Letter of Intent to get reduced sales charges on purchases made over a 13-month period (and to take advantage of dollar cost averaging). The minimum LOI investment is $50,000. See "Public Offering Price" in Part B of the Prospectus.

REINVESTMENT

Interest income and returned principal can be reinvested with no sales charge into Nuveen mutual or money market funds. See "Accumulation Plan" in Part B of the Prospectus. For more information, obtain a prospectus from your financial advisor.

NUVEEN MUTUAL FUNDS

Portfolio purchases may be applied toward breakpoint pricing discounts for Nuveen Mutual Funds. For more information about Nuveen investment products, obtain a prospectus from your financial advisor.

                                     ------

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STATEMENTS OF CONDITION
(AT THE INITIAL DATE OF DEPOSIT, FEBRUARY 22, 2002)

                                     MARYLAND       CALIFORNIA        FLORIDA       NEW JERSEY         OHIO
                                        359             371             317             283             200
                                   -------------   -------------   -------------   -------------   -------------
TRUST PROPERTY
Investment in bonds represented
  by purchase contracts(1)(2)....  $   1,655,250   $   3,306,290   $   1,651,986   $   1,661,043   $   1,661,750
Accrued interest to February 22,
2002 on underlying bonds(1)......  $      15,743   $      27,837   $      14,990   $      13,457   $      12,347
Cash in portfolio................  $       6,300   $       8,750   $       6,650   $       5,250   $       6,650
                                   -------------   -------------   -------------   -------------   -------------
            Total................  $   1,677,293   $   3,342,877   $   1,673,626   $   1,679,750   $   1,680,747
                                   =============   =============   =============   =============   =============

LIABILITIES AND INTEREST OF
UNITHOLDERS

LIABILITIES:
    Accrued interest to February
    22, 2002 on underlying
    bonds(4).....................  $      15,743   $      27,837   $      14,990   $      13,457   $      12,347
    Reimbursement of Sponsor for
    organization costs(3)........  $       6,300   $       8,750   $       6,650   $       5,250   $       6,650
                                   -------------   -------------   -------------   -------------   -------------
            Total................  $      22,043   $      36,587   $      21,640   $      18,707   $      18,997
                                   =============   =============   =============   =============   =============

INTEREST OF UNITHOLDERS:
    Units of fractional undivided
    interest outstanding                  17,500          35,000          17,500          17,500          17,500
                                   -------------   -------------   -------------   -------------   -------------
    Cost to investors(5).........  $   1,746,828   $   3,485,380   $   1,743,746   $   1,751,870   $   1,754,013
        Less: Gross underwriting
        commission(6)............  $      85,278   $     170,340   $      85,110   $      85,577   $      85,613
        Less: Organization
        costs(3).................  $       6,300   $       8,750   $       6,650   $       5,250   $       6,650
                                   -------------   -------------   -------------   -------------   -------------
    Net amount applicable to
    investors....................  $   1,655,250   $   3,306,290   $   1,651,986   $   1,661,043   $   1,661,750
                                   -------------   -------------   -------------   -------------   -------------
            Total................  $   1,677,293   $   3,342,877   $   1,673,626   $   1,679,750   $   1,680,747
                                   =============   =============   =============   =============   =============

------------

(1) An irrevocable letter of credit has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the purchase of the bonds pursuant to contracts for the purchase of such bonds. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the bonds plus accrued interest to the Initial Date of Deposit.

(2) Aggregate value (at offering prices) as of the Initial Date of Deposit of the bonds listed under "Schedule of Investments," and their aggregate cost to the Portfolio is the same. These offering prices were determined by Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc., as of the close of business on the business day prior to the Initial Date of Deposit. (See "Evaluation of Securities at the Initial Date of Deposit" in Part B of the Prospectus.)

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Portfolios. The per Unit estimated organization costs are set forth in "Fees and Expenses" for the applicable Portfolio. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the investors to the Sponsor are dispensed. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of each Portfolio.

(4) Representing, as set forth in "Accrued Interest" in Part B of the Prospectus, advancement by the Trustee of an amount equal to the accrued bond interest as of the Initial Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "Public Offering Price" in Part B of the Prospectus.

(6) The gross underwriting commission of 4.9% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of the sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "Public Offering Price" in Part B of the Prospectus.)

                                     ------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS OF NUVEEN INVESTMENTS AND UNITHOLDERS OF NUVEEN TAX-FREE UNIT TRUST, SERIES 1284:

We have audited the accompanying statements of condition and the schedules of investments at date of deposit (included in Part A of this Prospectus) of Nuveen Tax-Free Unit Trust, Series 1284, as of February 22, 2002. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statements of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of condition and the schedules of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Nuveen Tax-Free Unit Trust, Series 1284, as of February 22, 2002, in conformity with accounting principles generally accepted in the United States.

                                                ARTHUR ANDERSEN LLP

Chicago, Illinois
February 22, 2002.

                                     ------

[LOGO]
                    NUVEEN TAX-FREE UNIT TRUST, SERIES 1284
                              PROSPECTUS -- PART A

                               FEBRUARY 22, 2002

                        Sponsor         Nuveen Investments
                                        333 West Wacker Drive
                                        Chicago, IL 60606-1286
                                        Telephone: 312-917-7700

                        Trustee         JPMorgan Chase Bank
                                        4 New York Plaza
                                        New York, NY 10004-2413
                                        Telephone: 800-257-8787

    This Prospectus does not contain complete information about the Unit Trust filed with the Securities and Exchange Commission in Washington, DC under the:

    Securities Act of 1933 (file no. 333-82308)

    Investment Company Act of 1940 (file no. 811-2271)

    More information about this Unit Trust, including the code of ethics adopted by the Sponsor and the Unit Trust, can be found in the Commisssion's Public Reference Room. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Trust information is also available on the EDGAR Database on the Commission's website at http://www.sec.gov, or may be obtained at prescribed rates by sending an e-mail request to publicinfo@sec.gov or by writing to the Commission's Public Reference Section at 450 Fifth Street NW, Washington, D.C. 20549-0102.

    No person is authorized to give any information or representation about the Unit Trust not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.

    When Units of the Unit Trust are no longer available or for investors who will reinvest into subsequent series of the Portfolio, this Prospectus may be used as a preliminary Prospectus for a future series. If this is the case, investors should note the following:

        1.  Information in this Prospectus is not complete and may be changed;

        2. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective; and

        3. This Prospectus is not an offer to sell the securities of a future series and is not soliciting an offer to buy such securities in any state where the offer or sale is not permitted.

                                            B

[NUVEEN LOGO]

Nuveen Tax-Free Unit Trusts
Prospectus Part B dated April 12, 2001

    THE PROSPECTUS FOR A NUVEEN UNIT TRUST ("DEFINED PORTFOLIO") IS DIVIDED INTO TWO PARTS. PART A OF THE PROSPECTUS RELATES EXCLUSIVELY TO PARTICULAR PORTFOLIOS AND PROVIDES SPECIFIC INFORMATION REGARDING THE PORTFOLIOS' INVESTMENTS, INVESTMENT OBJECTIVES, EXPENSES, FINANCIAL HIGHLIGHTS, INTEREST DISTRIBUTIONS, ESTIMATED RETURNS, RISK FACTORS AND TAX STATUS. PART B OF THE PROSPECTUS PROVIDES MORE GENERAL INFORMATION REGARDING THE NUVEEN TAX-FREE DEFINED PORTFOLIOS. PART A OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART B OF THE PROSPECTUS. YOU SHOULD READ BOTH PARTS OF THE PROSPECTUS AND RETAIN THEM FOR FUTURE REFERENCE. EXCEPT AS PROVIDED IN PART A OF THE PROSPECTUS, THE INFORMATION CONTAINED IN THIS PART B WILL APPLY TO EACH PORTFOLIO.

    Additional information about the Portfolio is provided in the Information Supplement. You can receive an Information Supplement by calling The Chase Manhattan Bank (the "TRUSTEE") at (800) 257-8787.

NUVEEN DEFINED PORTFOLIOS

TAX-FREE INCOME. Each Nuveen Tax-Free Defined Portfolio consists of a diversified portfolio of municipal bonds (the "Bonds"). (See "Schedule of Investments" in Part A of the Prospectus for a list of the Bonds included in a Portfolio.) Under existing law, in the opinion of recognized bond counsel to the issuing governmental authorities, the Bonds provide interest income exempt from federal income tax and for State Portfolios, exempt to the extent indicated in Part A of the Prospectus from state and, in some cases, local income taxes and intangibles taxes, for residents of the state in which the Bonds are issued. (See "TAX STATUS".)

INSURED PORTFOLIOS. All Bonds in each Nuveen Insured Portfolio are covered by insurance policies obtained from Ambac Assurance Corporation ("AMBAC"), Financial Guaranty Insurance Company ("FGIC"), Financial Security Assurance Inc. ("FSA") or MBIA Insurance Corporation ("MBIA"), guaranteeing payment of principal and interest on the bonds when due. As a result of such insurance, the Bonds in the Portfolio have received a rating of "Aaa" by Moody's Investors Services, Inc. ("MOODY'S"), "AAA" by Fitch, Inc. ("FITCH") and/or "AAA" by Standard & Poor's Ratings Service, a division of The McGraw-Hill Companies, Inc. ("STANDARD & POOR'S"). Please note that the insurance relates only to the Bonds in the Insured Portfolios and not to the Units or the market value of the Bonds or of the Units. (See "INSURANCE ON THE BONDS.")

TRADITIONAL PORTFOLIOS. Each Traditional Portfolio consists of a diversified portfolio of Bonds rated in the category of "A" or better by Standard & Poor's, Moody's or Fitch.

MINIMUM INVESTMENT--$5,000 or 50 Units, whichever is less.

REDEEMABLE UNITS. Units of a Portfolio are redeemable at the offices of the Trustee at prices based upon the bid prices of the Bonds. (See "REDEMPTION.")

DISTRIBUTIONS. Interest received by a Portfolio will be paid semi-annually, unless you elect to receive distributions monthly or quarterly. Distributions of funds in the principal account will ordinarily be made semi-annually. (See "DISTRIBUTIONS TO UNITHOLDERS.")

PUBLIC OFFERING PRICE. Public Offering Price of a Portfolio during the Initial Offering Period is based upon the offering prices of the Bonds in the Portfolio plus an upfront sales charge. The Public Offering Price during the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period also includes organization costs incurred in establishing a Portfolio. These costs will be deducted from the assets of the Portfolio as of the close of such period. For Units purchased in the secondary market, the Public Offering Price is based upon the bid prices of the Bonds in the Portfolio. Accrued interest on the Bonds in the Portfolio from the preceding Record Date to, but not including, the Settlement Date (normally three business days after purchase) is added to the Public Offering Price. (See "PUBLIC OFFERING PRICE and "ACCRUED INTEREST.")
                            ------------------------

    THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         TABLE OF CONTENTS                                             PAGE
                         NUVEEN TAX-FREE DEFINED PORTFOLIOS                            4
                         OBJECTIVES OF THE PORTFOLIOS                                  4
                         SUMMARY OF PORTFOLIOS                                         4
                         COMPOSITION OF PORTFOLIOS                                     6
                         INSURANCE ON THE BONDS                                        8
                         PUBLIC OFFERING PRICE                                         9
                         MARKET FOR UNITS                                              12
                         ACCRUED INTEREST                                              12
                         ESTIMATED LONG TERM RETURN AND ESTIMATED
                         CURRENT RETURN                                                13
                         EVALUATION OF BONDS AT THE DATE OF DEPOSIT                    13
                         TAX STATUS                                                    14
                         PORTFOLIO OPERATING EXPENSES                                  17
                         DISTRIBUTIONS TO UNITHOLDERS                                  18
                         ACCUMULATION PLAN                                             18
                         REPORTS TO UNITHOLDERS                                        19
                         UNIT VALUE AND EVALUATION                                     19
                         DISTRIBUTION OF UNITS TO THE PUBLIC                           19
                         OWNERSHIP AND TRANSFER OF UNITS                               21
                         REDEMPTION                                                    21
                         HOW UNITS MAY BE PURCHASED BY THE SPONSOR                     22
                         HOW BONDS MAY BE REMOVED FROM THE PORTFOLIOS                  22
                         INFORMATION ABOUT THE TRUSTEE                                 23
                         INFORMATION ABOUT THE SPONSOR                                 24
                         DESCRIPTION OF RATINGS                                        24
                         OTHER INFORMATION                                             26

[NUVEEN LOGO]

                         TOPICAL INDEX                                                    PAGE
                         Accrued Interest                                                 12
                         Accumulation Plan                                                18
                         Bond Ratings, Description of                                     24
                         Bonds, Initial Determination of Offering Price                   11
                         Bonds, How Selected                                              4
                         Bonds, Limited Right of Substitution                             7
                         Bonds, Removal from a Portfolio                                  22
                         Call Provisions of Portfolio Bonds                               7
                         Capital Gains Taxability                                         14
                         Composition of Portfolios                                        6
                         Dealer Discounts                                                 20
                         Distributions to Unitholders                                     18
                         Distribution Payment Dates                                       Part A,18
                         Distribution of Units to the Public                              19
                         Essential Information Regarding the Portfolios                   Part A
                         Estimated Long Term Return and Estimated Current Return          Part A,13
                         Evaluation                                                       19
                         Expenses for Normal Portfolio Operation                          17
                         Indenture, Amendment of                                          26
                         Indenture, Termination of                                        26
                         Insurance on the Bonds                                           8
                         Interest Account Distributions                                   Part A,18
                         Legal Opinion                                                    27
                         Limitations on Liabilities of Sponsor and Trustee                23
                         Market for Units                                                 12
                         Minimum Transaction                                              20
                         Objectives of the Portfolios                                     4
                         Optional Distribution Plan                                       18
                         Other Information                                                26
                         Ownership and Transfer of Units                                  21
                         Principal Account Distributions                                  18
                         Public Offering Price of Units                                   9
                         Purchase of Units by Sponsor                                     22
                         Quantity Purchases                                               10
                         Record Dates                                                     Part A,18
                         Redemption of Units Without Charge                               22
                         Report of Independent Public Accountants                         Part A
                         Reports to Unitholders                                           19
                         Risk Factors                                                     Part A
                         Sales Charge                                                     10
                         Schedules of Investments                                         Part A
                         Sponsor, Information About                                       24
                         State Tax Status                                                 Part A
                         Statements of Condition                                          Part A
                         Successor Trustees and Sponsors                                  23
                         Supplemental Information                                         27
                         Tax Status of Unitholders                                        14
                         Trustee, Information About                                       23
                         Units, Description of                                            4

NUVEEN TAX-FREE DEFINED PORTFOLIOS

    This Nuveen Tax-Free Defined Portfolio is one of a series of separate but similar investment companies created by Nuveen Investments, each of which is designated by a different Series number. The underlying unit investment trusts contained in this Series are combined under one Trust Indenture and Agreement. Specific information regarding the Portfolios is set forth in Part A of this Prospectus. The various Nuveen Tax-Free Defined Portfolios are collectively referred to herein as the "Portfolios"; the Portfolios in which some or none of the Bonds are insured are sometimes referred to as the "Traditional Portfolios," the Portfolios in which all of the Bonds are insured as described herein are sometimes referred to as the "Insured Portfolios," and the state Portfolios (both Traditional and Insured) are sometimes referred to as the "State Portfolios." This Series was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement dated the Date of Deposit (the "Indenture") between Nuveen Investments ("Nuveen" or the "Sponsor") and The Chase Manhattan Bank.

    The Sponsor has deposited with the Trustee delivery statements relating to contracts for the purchase of municipal debt obligations together with funds represented by an irrevocable letter of credit issued by a major commercial bank in the amount, including accrued interest, required for their purchase (or the obligations themselves) (the "Bonds"). See "Schedule of Investments" in Part A of this Prospectus, for a description of the Bonds deposited in a Portfolio. Some of the delivery statements may relate to contracts for the purchase of "when issued" or other Bonds with delivery dates after the date of settlement for a purchase made on the Date of Deposit. See the "Schedule of Investments" in Part A of this Prospectus and "COMPOSITION OF PORTFOLIOS." For a discussion of the Sponsor's obligations in the event of a failure of any contract for the purchase of any of the Bonds and its limited right to substitute other bonds to replace any failed contract, see "COMPOSITION OF PORTFOLIOS."

    Payment of interest on the Bonds in each Insured Portfolio, and of principal at maturity, is guaranteed under policies of insurance obtained by the Sponsor, certain third parties or by the issuers of the Bonds. (See "INSURANCE ON THE BONDS.") AS A GENERAL MATTER, NEITHER THE ISSUER NOR THE SPONSOR HAS OBTAINED INSURANCE WITH RESPECT TO MANY OF THE BONDS IN ANY TRADITIONAL PORTFOLIO.

    The Trustee has delivered to the Sponsor registered Units which represent ownership of the entire Portfolio, and which are offered for sale by this Prospectus. Each Unit of a Portfolio represents a fractional undivided interest in the principal and net income of such Portfolio. Units may only be sold in states in which they are registered. To the extent that any Units of any Portfolio are redeemed by the Trustee, the aggregate value of the Portfolio's assets will decrease by the amount paid to the redeeming Unitholder, but the fractional undivided interest of each unredeemed Unit in such Portfolio will increase proportionately. The Sponsor will initially, and from time to time thereafter, hold Units in connection with their offering.

OBJECTIVES OF THE PORTFOLIOS

    The objectives of the Portfolios are income exempt from Federal income tax and, in the case of State Portfolios, where applicable, state income and intangibles taxes, and conservation of capital, through an investment in obligations issued by or on behalf of states and territories of the United States and authorities and political subdivisions thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing governmental authorities, exempt from Federal income tax under existing law and for State Portfolios, from certain state income taxes and intangibles taxes, if any, for purchasers who qualify as residents of that State in which Bonds are issued. Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Portfolio has been obtained and as a result of such insurance the Bonds in the Insured Portfolios are rated "AAA" by Standard & Poor's, "Aaa" by Moody's and/or "AAA" by Fitch. (See "INSURANCE ON THE BONDS.") All obligations in each Traditional Portfolio are rated in the category "A" or better (SP-1, MIG 2 or F2 or better, respectively, in the case of short term obligations included in a Short Term Traditional Portfolio) by Standard & Poor's, Moody's and/or Fitch (including provisional or conditional ratings). In addition, certain Bonds in certain Traditional Portfolios may be covered by insurance guaranteeing the timely payment, when due, of all principal and interest. There is, of course, no guarantee that the Portfolios' objectives will be achieved. For a comparison of net after-tax returns for various tax brackets, see the "TAXABLE EQUIVALENT ESTIMATED CURRENT RETURN TABLES" included in the Appendices to the Information Supplement of this Prospectus.

SUMMARY OF PORTFOLIOS

    In selecting Bonds for the respective Portfolio, the following factors, among others, were considered: (i) the Standard & Poor's, Moody's and/or Fitch ratings of the Bonds, (ii) the prices of the Bonds relative to other bonds of comparable quality and maturity, (iii) the diversification of Bonds as to purpose of issue and location of issuer, (iv) the maturity dates of the Bonds, and (v) in the case of the Insured Portfolios only, the availability of insurance on such Bonds. (See "INSURANCE ON THE BONDS.")

Each Portfolio consists of municipal bonds. As set forth in Part A of this Prospectus, the Portfolios may contain or be concentrated in one or more of the types of bonds discussed below. The following paragraphs briefly discuss certain circumstances which may adversely affect the ability of issuers of Bonds held in a Portfolio to make payments of principal and interest or the ratings of such Bonds. For economic risks specific to the individual Portfolios, see Part A of this Prospectus and the Appendices to the Information Supplement of this Prospectus.

    ESCROW SECURED OBLIGATIONS are typically secured by direct obligations of the U.S. Government or in some cases obligations guaranteed by the U.S. Government placed in an escrow account maintained by an independent trustee until maturity or a predetermined redemption date. These obligations are generally noncallable prior to maturity or the predetermined redemption date. In a few isolated instances, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

    HEALTH CARE FACILITY OBLIGATIONS are obligations of issuers whose revenues are derived from services provided by hospitals or other health care facilities, including nursing homes. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including occupancy levels of the facility, demand for services, wages of employees, overhead expenses, competition from other similar providers, government regulation, the cost of malpractice insurance, and the degree of governmental financial assistance, including Medicare and Medicaid.

    HOUSING OBLIGATIONS are obligations of issuers whose revenues are primarily derived from mortgage loans on single family residences or housing projects for low to moderate income families. Housing obligations are generally prepayable at any time and therefore their average life will ordinarily be less than their stated maturities. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including occupancy levels, rental income, mortgage default rates, taxes, operating expenses, governmental regulations and the appropriation of subsidies.

    INDUSTRIAL REVENUE OBLIGATIONS are industrial revenue bonds ("IRBs"), including pollution control revenue bonds, which are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various industrial projects. Debt service payment on IRBs is dependent upon various factors, including the creditworthiness of the corporate operator of the project and, if applicable, corporate guarantor, revenues generated from the project, expenses associated with the project and regulatory and environmental restrictions.

    UTILITY OBLIGATIONS are obligations of issuers whose revenues are primarily derived from the sale of several types of energy, including electric and natural gas. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including the rates for electricity and natural gas, the demand for electricity and natural gas, the degree of competition, governmental regulation, overhead expenses and variable costs, such as fuel.

    TRANSPORTATION FACILITY REVENUE OBLIGATIONS are obligations of issuers which are payable from and secured by revenues derived from the ownership and operation of airports, public transit systems and ports. The ability of issuers to make debt service payments on airport obligations is dependent on the capability of airlines to meet their obligations under use agreements. Due to increased competition, deregulation, increased fuel costs and other factors, many airlines may have difficulty meeting their obligations under these use agreements. Bonds that are secured primarily by the revenue collected by a public transit system typically are additionally secured by a pledge of sales tax receipts collected at the state or local level, or of other governmental financial assistance. The revenue of issuers of transit system obligations will be affected by variations in utilization, which in turn may be affected by the degree of local governmental subsidization, competition from other forms of transportation, and increased costs. Port authorities derive their revenues primarily from fees imposed on ships using the facilities which may fluctuate depending on the local economy and on competition from competing forms of transportation such as air, rail and trucks. The revenues of issuers which derive their payments from bridge, road or tunnel toll revenues could be adversely affected by increases in fuel costs, competition from toll-free vehicular bridges and roads and alternative modes of transportation.

    WATER AND/OR SEWERAGE OBLIGATIONS are obligations of issuers whose revenues are payable from user fees from the sale of water and/or sewerage services. The problems of such issuers include the ability to obtain rate increases, population declines, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulties obtaining new supplies of fresh water, the effect of conservation programs and "no-growth" zoning ordinances.

    UNIVERSITY AND COLLEGE REVENUE OBLIGATIONS are obligations of issuers whose revenues are derived mainly from tuition, dormitory revenues, grants and endowments. General problems faced by such issuers include declines in the number of "college" age individuals, possible inability to raise tuitions and fees, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

    DEDICATED-TAX SUPPORTED OBLIGATIONS are obligations of issuers which are payable from and secured by tax revenues from a designated source, which revenues are pledged to secure the bonds. The various types of Bonds described below differ in structure and with respect to the rights of the bondholders to the underlying property. Each type of dedicated-tax supported Bond has distinct risks, only some of which are set forth below. One type of dedicated-tax supported Bond is secured by the incremental tax received on either real property or on sales within a specifically defined geographical area; such tax generally will not provide bondholders with a lien on the underlying property or revenues. Another type of dedicated-tax supported Bond is secured by a special tax levied on real property within a defined geographical area in such a manner that the tax is levied on those who benefit from the project; such bonds typically provide for a statutory lien on the underlying property for unpaid taxes. A third type of dedicated-tax supported Bond may be secured by a tax levied upon the manufacture, sale or consumption of commodities or upon the license to pursue certain occupations or upon corporate privileges within a taxing jurisdiction. As to any of these types of Bonds, the ability of the designated revenues to satisfy the interest and principal payments on such bonds may be affected by changes in the local economy, the financial success of the enterprise responsible for the payment of the taxes, the value of any property on which taxes may be assessed and the ability to collect such taxes in a timely fashion. Each of these factors will have a different affect on each distinct type of dedicated-tax supported bonds.

    MUNICIPAL LEASE OBLIGATIONS are obligations that are secured by lease payments of a governmental entity and are normally subject to annual budget appropriations of the leasing governmental entity. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby.

    MARKET DISCOUNTS OR PREMIUMS. Certain of the Bonds may have been deposited at a market discount or premium principally because their interest rates are lower or higher than prevailing rates on comparable securities. The current returns of market discount securities are lower than comparably rated securities selling at par because discount securities tend to increase in market value as they approach maturity. The current returns of market premium securities are higher than comparably rated securities selling at par because premium securities tend to decrease in market value as they approach maturity. Because part of the purchase price is returned through current income payments and not at maturity, an early redemption at par of a premium security will result in a reduction in yield to a Portfolio. Market premium or discount attributable to interest rate changes does not indicate market confidence or lack of confidence in the issue.

    ORIGINAL ISSUE DISCOUNT OBLIGATIONS AND STRIPPED OBLIGATIONS are bonds which were issued with nominal interest rates less than the rates then offered by comparable securities and as a consequence were originally sold at a discount from their face, or par, values. In a stable interest rate environment, the market value of an original issue discount bond would tend to increase more slowly in early years and in greater increments as the bond approached maturity.

    Certain of the original issue discount obligations in a Portfolio may be zero coupon bonds. Zero coupon bonds do not provide for the payment of any current interest; the buyer receives only the right to receive a final payment of the face amount of the bond at its maturity. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality that pay interest currently.

    Original issue discount obligations, including zero coupon bonds, may be subject to redemption at prices based on the issue price plus the amount of original issue discount accreted to redemption (the "accreted value") plus, if applicable, some premium. Pursuant to such call provisions, an original issue discount bond may be called prior to its maturity date at a price less than its face value. See the "Schedule of Investments" appearing in Part A of this Prospectus for more information about the call provisions of portfolio Bonds.

    Certain of the Bonds in a Portfolio may be stripped obligations, which represent evidences of ownership with respect to either the principal amount of or a payment of interest on a tax-exempt obligation ("Stripped Obligations"). Each Stripped Obligation has been purchased at a discount from the amount payable at maturity. A Stripped Obligation therefore has economic characteristics similar to zero coupon bonds, as described above.

    Unitholders should consult their own tax advisers with respect to the state and local tax consequences of owning original issue discount bonds or Stripped Obligations. Under applicable provisions governing determination of state and local taxes, interest on original issue discount obligations or Stripped Obligations may be deemed to be received in the year of accrual even though there is no corresponding cash payment.

COMPOSITION OF PORTFOLIOS

    Each Portfolio initially consists of delivery statements relating to contracts to purchase Bonds (or of such Bonds) as are listed under "Schedule of Investments" in Part A of this Prospectus and, thereafter, of such Bonds as may continue to be held from time to time (including certain securities deposited in the Portfolio in substitution for Bonds not delivered to a

Portfolio or in exchange or substitution for Bonds upon certain refundings), together with accrued and undistributed interest thereon and undistributed cash realized from the disposition of Bonds.

    "WHEN-ISSUED" AND "DELAYED DELIVERY" TRANSACTIONS. The contracts to purchase Bonds delivered to the Trustee represent an obligation by issuers or dealers to deliver Bonds to the Sponsor for deposit in the Portfolios. Certain of the contracts relate to Bonds which have not been issued as of the Date of Deposit and which are commonly referred to as "when issued" or "when, as and if issued" Bonds. Although the Sponsor believes it unlikely, if such Bonds, or replacement bonds described below, are not acquired by a Portfolio or if their delivery is delayed, the Estimated Current Returns and Estimated Long Term Returns shown in Part A of this Prospectus may be reduced. Certain of the contracts for the purchase of Bonds provide for delivery dates after the date of settlement for purchases made on the Date of Deposit. Interest on such "when issued" and "delayed delivery" Bonds accrues to the benefit of Unitholders commencing with the first settlement date for the Units. However, in the opinion of counsel, Unitholders who purchase their Units prior to the date such Bonds are actually delivered to the Trustee must reduce the tax basis of their Units for interest accruing on such Bonds during the interval between their purchase of Units and the delivery of the Bonds because such amounts constitute a return of principal. As a result of such adjustment, the Estimated Current Returns set forth in Part A of the Prospectus (which are based on the Public Offering Price as of the business day prior to the Date of Deposit) may be slightly lower than that which Unitholders will receive after the first year, assuming the Portfolio does not change and estimated annual expense does not vary from that set forth in Part A of the Prospectus. Those Bonds in each Portfolio purchased with delivery dates after the date of settlement for purchases made on the Date of Deposit are so noted in the "Schedule of Investments" in Part A of this Prospectus.

    LIMITED REPLACEMENT OF CERTAIN BONDS. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Bond. In the event of a failure to deliver any Bond that has been purchased for a Portfolio under a contract, including those Bonds purchased on a when, as and if issued basis ("Failed Bonds"), the Sponsor is authorized under the Indenture to direct the Trustee to acquire other specified Bonds ("Replacement Bonds") to make up the original corpus of the Portfolio within 20 days after delivery of notice of the failed contract and the cost to the Portfolio (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds must satisfy the criteria previously described for the Portfolios and shall be substantially identical to the Failed Bonds they replace in terms of (i) the exemption from federal and state taxation; (ii) maturity and; (iii) cost to the Portfolio. In addition, Replacement Bonds shall not be "when, as and if issued" Bonds. Whenever a Replacement Bond has been acquired for a Portfolio, the Trustee shall, within five days after the delivery thereof, mail or deliver a notice of such acquisition to all Unitholders of the Portfolio involved. Once the original corpus of the Portfolio is acquired, the Trustee will have no power to vary the investment of the Portfolio.

    To the extent Replacement Bonds are not acquired, the Sponsor shall refund to all Unitholders of the Portfolio involved the sales charge attributable to such Failed Bonds not replaced, and the principal and accrued interest attributable to such Bonds shall be distributed not more than 30 days after the determination of such failure or at such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unitholders. Any such accrued interest paid to Unitholders will be paid by the Sponsor and, accordingly, will not be treated as tax-exempt income. In the event Failed Bonds in a Portfolio could not be replaced, the Net Annual Interest Income per Unit for such Portfolio would be reduced and the Estimated Current Return thereon might be lowered.

    SALE, MATURITY AND REDEMPTION OF BONDS. Certain of the Bonds may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms. The proceeds from such events will be used to pay for Units redeemed or distributed to Unitholders and not reinvested; accordingly, no assurance can be given that a Portfolio will retain for any length of time its present size and composition.

    All of the Bonds in each Portfolio are subject to being called or redeemed in whole or in part prior to their stated maturities pursuant to the optional redemption provisions described in the "Schedule of Investments" in Part A of this Prospectus and in most cases pursuant to a sinking fund or special or extraordinary redemption provisions. See the discussion of the various types of bond issues, above, for information on the call provisions of such bonds, particularly single family mortgage revenue bonds. Certain Bonds may carry a "mandatory put" (also referred to as a "mandatory tender" or "mandatory repurchase") feature pursuant to which the holder of such Bonds will receive payment of the full principal amount thereof on a stated date prior to the maturity date unless such holder affirmatively acts to retain the Bond. The Trustee does not have the authority to act to retain Bonds with such features; accordingly, it will receive payment of the full principal amount of any such Bonds on the stated put date and such date is therefore treated as the maturity date of such Bonds in selecting Bonds for the respective Portfolios and for purposes of calculating the average maturity of the Bonds in any Portfolio.

    The exercise of redemption or call provisions will (except to the extent the proceeds of the called Bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units of the Portfolio involved. The exercise of redemption or call provisions is more likely to occur in situations where the Bonds have an offering side evaluation which represents a premium over par (as opposed to a discount from par). (In the case of original issue discount bonds, such redemption is generally to be made at the issue price plus the amount of original issue discount accreted to the date of redemption; such price is referred to herein as "accreted value.") Because Bonds may have been valued at prices above or below par value or the then current accreted value at the time Units were purchased, Unitholders may realize gain or loss upon the redemption of portfolio Bonds. (See "TAX STATUS" and "DISTRIBUTIONS TO UNITHOLDERS" and the "Schedule of Investments" in Part A of this Prospectus.)

    LEGISLATION. At any time after the Initial Date of Deposit, legislation may be enacted, with respect to the Bonds in a Portfolio or the issuers of the Bonds. Changing approaches to regulation, particularly with respect to the environment, may have a negative impact on certain companies represented in a Portfolio. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on a Portfolio or will not impair the ability of the issuers of the Bonds to meet their obligations.

    CERTAIN TAX MATTERS; LITIGATION. Certain of the Bonds in a Portfolio may be subject to continuing requirements regarding the actual use of bond proceeds, the manner of operation of the project financed from bond proceeds or the rebate of excess earnings on bond proceeds, any of which may affect the exemption of interest on such Bonds from Federal income taxation. Although at the time of issuance of each of the Bonds in each Portfolio an opinion of bond counsel was rendered as to the exemption of interest on such obligations from Federal income taxation, and the issuers covenanted to comply with all requirements necessary to retain the tax-exempt status of the Bonds, there can be no assurance that the respective issuers or other obligors on such obligations will fulfill the various continuing requirements established upon issuance of the Bonds. A failure to comply with such requirements may cause a determination that interest on such obligations is subject to Federal income taxation, perhaps even retroactively from the date of issuance of such Bonds, thereby reducing the value of the Bonds and subjecting Unitholders to unanticipated tax liabilities.

    To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect on any of the Portfolios. It is possible that after the Date of Deposit, litigation may be initiated with respect to Bonds in any Portfolio. Any such litigation may affect the validity of such Bonds or the tax-exempt nature of the interest thereon, but while the outcome of litigation of such nature can never be entirely predicted, the opinions of bond counsel to the issuer of each Bond on the date of issuance state that such Bonds were validly issued and that the interest thereon is, to the extent indicated, exempt from Federal income tax.

INSURANCE ON THE BONDS

    The bonds in the Insured Portfolios are covered by insurance policies obtained by the Sponsor or by the issuers or underwriters of the bonds from Ambac, FGIC, FSA or MBIA (the "Insurers"). The "Schedule of Investments" in Part A of the Prospectus identifies the Insurer of each bond. Insurance guarantees the timely payment, when due, of all principal and interest on the bonds. Such insurance is effective so long as the insured bond is outstanding and the insurer remains in business. Insurance relates only to the particular bond and not to the Units offered hereby or to their market value. The bonds have received a rating of "Aaa" by Moody's, "AAA" by Fitch and/or "AAA" by Standard & Poor's in recognition of such insurance. There can be no assurance that any Insurer listed will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's, Fitch and/or Moody's have rated the claims-paying ability of each Insurer "AAA," "AAA" or "Aaa," respectively. The following are brief descriptions of the Insurers. See "INSURANCE ON THE BONDS" and the Information Supplement for more complete descriptions. The Information Supplement may be requested from the Trustee.

    AMBAC ASSURANCE CORPORATION. Ambac is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in all 50 states, the District of Columbia, the Territory of Guam and the Commonwealth of Puerto Rico. Ambac is a wholly-owned subsidiary of Ambac Financial Group, Inc., a 100% publicly-held company.

    FINANCIAL GUARANTY INSURANCE COMPANY. FGIC is a wholly-owned subsidiary of FGIC Corporation (the "Corporation"), a Delaware holding company. The Corporation is a subsidiary of General Electric Capital Corporation ("GE Capital"). Neither the Corporation nor GE Capital is obligated to pay the debts of or the claims against FGIC. FGIC is a monoline financial guaranty insurer domiciled in the State of New York and subject to regulation by the State of New York Insurance Department. FGIC is currently licensed to write insurance in all 50 states and the District of Columbia.

    FINANCIAL SECURITY ASSURANCE INC. FSA is a monoline insurance company incorporated under the laws of the State of New York. FSA is licensed to engage in the financial guaranty insurance business in all 50 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands. FSA and its subsidiaries are engaged in the business of writing financial guaranty insurance, principally in respect of securities offered in domestic and foreign markets. FSA and its subsidiaries principally insure asset-backed, collateralized and municipal securities. FSA is a wholly-owned subsidiary of Financial Security Assurance Holdings Ltd. ("Holdings"). Holdings is an indirect subsidiary of Dexia, S.A., a publicly held Belgian corporation.

    MBIA INSURANCE CORPORATION. MBIA is the principal operating subsidiary of MBIA Inc., a New York Stock Exchange listed company. MBIA Inc. is not obligated to pay the debts of or claims against MBIA. MBIA is domiciled in the State of New York and is licensed to do business in and subject to regulation under the laws of all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. MBIA has two European branches, one in the Republic of France and the other in the Kingdom of Spain.

    Insurance guaranteeing the timely payment, when due, of all principal and interest on certain Bonds in a Traditional Portfolio may have been obtained by the Sponsor, issuer or underwriter of the particular Bonds involved or by another party. Such insurance, which provides coverage substantially the same as that obtained with respect to Bonds in Insured Portfolio as described above, is effective so long as the insured Bond is outstanding and the insurer remains in business. Insurance relates only to the particular Bond and not to the Units offered hereby or to their market value. Insured Bonds have received a rating of "Aaa" by Moody's, "AAA" by Fitch and/or "AAA" by Standard & Poor's in recognition of such insurance.

    If a Bond in a Traditional Portfolio is insured, the "Schedule of Investments" appearing in Part A of this Prospectus will identify the insurer. There can be no assurance that any insurer listed therein will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's, Fitch and/or Moody's have rated the claims-paying ability of each insurer "AAA," "AAA" or "Aaa," respectively.

    Insurance companies are subject to extensive regulation and supervision where they do business by state insurance commissioners who regulate the standards of solvency which must be maintained, the nature of and limitations on investments, reports of financial condition, and requirements regarding reserves for unearned premiums, losses and other matters. A significant portion of the assets of insurance companies is required by law to be held in reserve against potential claims on policies and is not available to general creditors. Although the federal government does not regulate the business of insurance, federal initiatives including pension regulation, controls on medical care costs, minimum standards for no-fault automobile insurance, national health insurance, tax law changes affecting life insurance companies and repeal of the antitrust exemption for the insurance business can significantly impact the insurance business.

    The above ratings are not recommendations to buy, sell or hold the Bonds, and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of either or both ratings may have an adverse effect on the market price of the Bonds. See the Information Supplement for further information concerning insurance.

    Because the insurance on the Bonds, if any, will be effective so long as the Bonds are outstanding, such insurance will be taken into account in determining the market value of the Bonds and therefore some value attributable to such insurance will be included in the value of the Units of the Insured Portfolios. The insurance does not, however, guarantee the market value of the Bonds or of the Units.

PUBLIC OFFERING PRICE

    The Public Offering Price of the Units of each Portfolio is equal to the Trustee's determination of the aggregate OFFERING prices of the Bonds deposited therein (minus any advancement to the principal account of the Portfolio made by the Trustee) plus a sales charge set forth in Part A of this Prospectus, in each case adding to the total thereof cash held by the Portfolio (minus accrued expenses and any advances to the Portfolio made by the Trustee), if any, and dividing the sum so obtained by the number of Units outstanding in the Portfolio. See "UNIT VALUE AND EVALUATION."In addition, a portion of the Public Offering Price during the initial offering period also consists of cash and/or Bonds in an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio, including costs for preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Portfolio, the initial evaluation, legal fees, the initial fees and expenses of the Trustee and any non-material out-of-pocket expenses.

    If Bonds are purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Portfolio's organization costs, such Bonds will be purchased in the same proportionate relationship as all the Bonds contained in the Portfolio. These Bonds will be sold to reimburse the Sponsor for the Portfolio's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a shorter time period than the life of the Portfolio). Also, any cash reserved for these purposes will be paid to the Sponsor at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Bonds.

To the extent the proceeds from the sale of these Bonds and any cash reserved are insufficient to repay the Sponsor for the Portfolio organization costs, the Trustee will sell additional Bonds to allow the Portfolio to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Bonds sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the amount per Unit set forth for the Portfolio in Part A of the Prospectus, this will result in a greater effective cost per Unit to Unitholders for the reimbursement to the Sponsor. See "UNIT VALUE AND EVALUATION."

    The sales charge applicable to quantity purchases is reduced on a graduated scale for sales to any purchaser of at least $50,000 or 500 Units and will be applied on whichever basis is more favorable to the purchaser. For purposes of calculating the applicable sales charge, purchasers who have indicated their intent to purchase a specified amount of Units of any Portfolio in the primary or secondary offering period by executing and delivering a letter of intent to the Sponsor, which letter of intent must be in a form acceptable to the Sponsor and shall have a maximum duration of thirteen months, will be eligible to receive a reduced sales charge according to the following tables based on the amount of intended aggregate purchases as expressed in the letter of intent. Due to administrative limitations and in order to permit adequate tracking, the only secondary market purchases that will be permitted to be applied toward the intended specified amount and that will receive the corresponding reduced sales charge are those Units that are acquired through or from the Sponsor. By establishing a letter of intent, a Unitholder agrees that the first purchase of Units following the execution of such letter of intent will be at least 5% of the total amount of the intended aggregate purchases expressed in such Unitholder's letter of intent. Further, through the establishment of the letter of intent, such Unitholder agrees that Units representing 5% of the total amount of the intended purchases will be held in escrow by the Trustee pending completion of these purchases. All distributions on Units held in escrow will be credited to such Unitholder's account. If total purchases prior to the expiration of the letter of intent period equal or exceed the amount specified in a Unitholder's letter of intent, the Units held in escrow will be transferred to such Unitholder's account. A Unitholder who purchases Units during the letter of intent period in excess of the number of Units specified in a Unitholder's letter of intent, the amount of which would cause the Unitholder to be eligible to receive an additional sales charge reduction, will be allowed such additional sales charge reduction on the purchase of Units which caused the Unitholder to reach such new breakpoint level and on all additional purchases of Units during the letter of intent period. If the total purchases are less than the amount specified, the Unitholder involved must pay the Sponsor an amount equal to the difference between the amounts paid for these purchases and the amounts which would have been paid if the higher sales charge had been applied; the Unitholder will, however, be entitled to any reduced sales charge qualified for by reaching any lower breakpoint level. If such Unitholder does not pay the additional amount within 20 days after written request by the Sponsor or the Unitholder's securities representative, the Sponsor will instruct the Trustee to redeem an appropriate number of the escrowed Units to meet the required payment. By establishing a letter of intent, a Unitholder irrevocably appoints the Sponsor as attorney to give instructions to redeem any or all of such Unitholder's escrowed Units, with full power of substitution in the premises. A Unitholder or his securities representative must notify the Sponsor whenever such Unitholder makes a purchase of Units that he wishes to be counted towards the intended amount. Sales charges during the primary offering period are provided in Part A of this Prospectus.

    For "secondary market" sales the Public Offering Price per Unit of each Portfolio is determined by adding to the BID price of each Bond in the Portfolio a sales charge determined in accordance with the table set forth below based upon the number of years remaining to the maturity of each such Bond. See "UNIT VALUE AND EVALUATION." The effect of this method of sales charge calculation will be that different sales charge rates will be applied to the various Bonds in a Portfolio based upon the maturities of such Bonds. As shown, the sales charge on Bonds in each maturity range (and therefore the aggregate sales charge on the purchase) is reduced with respect to purchases of at least $50,000 or 500
Units:

                                                                      AMOUNT OF PURCHASE*
                               --------------------------------------------------------------------------------------------------
                                           $50,000     $100,000    $250,000    $500,000    $1,000,000                     WRAP
                                UNDER         TO          TO          TO          TO           TO        $2,500,000     ACCOUNT
YEARS TO MATURITY              $50,000     $99,999     $249,999    $499,999    $999,999    $2,499,999     OR MORE      PURCHASERS
-----------------              --------    --------    --------    --------    --------    ----------    ----------    ----------
Less than 1..................       0           0           0           0           0            0             0             0
1 but less than 2............   1.523%      1.446%      1.369%      1.317%      1.215%       1.061%         .900%        0.523%
2 but less than 3............   2.041       1.937       1.833       1.729       1.626        1.420         1.225         0.741
3 but less than 4............   2.564       2.433       2.302       2.175       2.041        1.781         1.546         0.964
4 but less than 5............   3.093       2.961       2.828       2.617       2.459        2.175         1.883         1.093
5 but less than 7............   3.627       3.433       3.239       3.093       2.881        2.460         2.165         1.327
7 but less than 10...........   4.167       3.951       3.734       3.520       3.239        2.828         2.489         1.567
10 but less than 13..........   4.712       4.467       4.221       4.004       3.788        3.253         2.842         1.712
13 but less than 16..........   5.263       4.988       4.712       4.439       4.167        3.627         3.169         2.013
16 or more...................   5.820       5.542       5.263       4.987       4.603        4.004         3.500         2.320

 *Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000, etc., and will be applied on that basis which is more favorable to the purchaser.

        The secondary market sales charges above are expressed as a percent of the net amount invested; expressed as a percent of the Public Offering Price, the maximum sales charge on a Portfolio, for instance one consisting entirely of Bonds with 16 years or more to maturity, would be 5.50% (5.820% of the net amount invested). The actual secondary market sales charge included in the Public Offering Price of any particular Portfolio will depend on the maturities of the Bonds in the Portfolio.

    Pursuant to the terms of the Indenture, the Trustee may terminate a Portfolio if the net asset value of such Portfolio, as shown by any evaluation, is less than 20% of the original principal amount of the Portfolio.

    At all times while Units are being offered for sale, the Sponsor will appraise or cause to be appraised daily the value of the underlying Bonds in each Trust as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the New York Stock Exchange (the "Exchange") is scheduled in advance to close at such earlier time (the "Evaluation time") and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received by a dealer or the Sponsor at or prior to 4:00 p.m. eastern time on each such day or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time. Orders received after that time, or on a day when the Exchange is closed for a scheduled holiday or weekend, will be held until the next determination of price.

    Accrued interest from the preceding Record Date to, but not including, the settlement date of the transaction (three business days after purchase) will be added to the Public Offering Price to determine the purchase price of Units. (See "ACCRUED INTEREST".)

    The graduated sales charges set forth above will apply on all applicable purchases of Nuveen investment company securities on any one day by the same purchaser in the amounts stated, and for this purpose purchases of this Series will be aggregated with concurrent purchases of any other Series or of shares of any open-end management investment company of which the Sponsor is principal underwriter and with respect to the purchase of which a sales charge is imposed. Purchases by or for the account of individuals and their spouses, parents, children, grandchildren, grandparents, parents-in-law, sons- and daughters-in-law, siblings, a sibling's spouse and a spouse's siblings ("immediate family members") will be aggregated to determine the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

    Units may be purchased in the primary market with the applicable reduced sales charge provided for "Wrap Account Purchasers" under "HOW TO BUY AND SELL UNITS" in Part A of the Prospectus by: (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory services, brokerage services, investment services or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who, for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors, (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates, (5) officers or directors and bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Institutional Advisory Corp., Rittenhouse Financial Services, Inc., and The John Nuveen Company, including in each case these individuals and their spouses, children, parents and spouses' parents, however, purchases by parents and adult children who are not members of the household of the officers, directors or full-time employees described above, must be made through a registered broker-dealer, and (6) any person who for at least 90 days, has been an officer, director or bona fide employee of any vendor who provides services to the Sponsor and who purchases Units through a registered broker-dealer (collectively, the "Discounted Purchases"). In addition, if such investors purchase Units through Discounted Purchases in the secondary market, they are entitled to the reduced sales charges provided in the table above for "Wrap Account Purchasers." Notwithstanding anything to the contrary in this Prospectus, investors who purchase Units as described in this paragraph will not receive sales charge reductions for quantity purchases.

    The initial or primary Public Offering Price of the Units in each Portfolio is based upon a pro rata share of the OFFERING prices per Unit of the Bonds in such Portfolio plus the applicable sales charge. The secondary market Public Offering Price of each Portfolio is based upon a pro rata share of the BID prices per Unit of the Bonds in such Portfolio plus the applicable sales charge. The OFFERING prices of Bonds in a Portfolio may be expected to average between 1/2% to 2% more than the BID prices of such Bonds. The difference between the bid side evaluation and the offering side evaluation of the Bonds in each Portfolio on the business day prior to the Date of Deposit is shown in the discussion of each Portfolio.

    Whether or not Units are being offered for sale, the Trustee will determine the aggregate value of each Portfolio as of 4:00 p.m. eastern time: (i) on each June 30 or December 31 (or, if such date is not a business day, the last business day prior thereto), (ii) on any day on which a Unit is tendered for redemption (or the next succeeding business day if the date of tender is a non-business day) and (iii) at such other times as may be necessary. For this purpose, a "business day" shall be any day on which the Exchange is normally open. (See "UNIT VALUE AND EVALUATION.")

MARKET FOR UNITS

    During the initial public offering period, the Sponsor intends to offer to purchase Units of each Portfolio at a price equivalent to the pro rata share per Unit of the OFFERING prices of the Bonds in such Portfolio (plus accrued interest) as of the Evaluation time. Afterward, although it is not obligated to do so, the Sponsor intends to maintain a secondary market for Units of each Portfolio at its own expense and to continuously offer to purchase Units of each Portfolio at prices, subject to change at any time, which are based upon the BID prices of Bonds in the respective Portfolios as of the Evaluation time. During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the price at which the Sponsor expects to repurchase Units (the "SPONSOR'S REPURCHASE PRICE") includes estimated organization costs per Unit. After such period, the Sponsor's Repurchase Price will not include such estimated organization costs. See Part A of the Prospectus. UNITHOLDERS WHO WISH TO DISPOSE OF THEIR UNITS SHOULD INQUIRE OF THE TRUSTEE OR THEIR BROKER AS TO THE CURRENT REDEMPTION PRICE. (See "REDEMPTION.") In connection with its secondary market-making activities, the Sponsor may from time to time enter into secondary market joint account agreements with other brokers and dealers. Pursuant to such an agreement, the Sponsor will purchase Units from the broker or dealer at the bid price and will place the Units into a joint account managed by the Sponsor; sales from the account will be made in accordance with the then current prospectus and the Sponsor and the broker or dealer will share profits and losses in the joint account in accordance with the terms of their joint account agreement.

    In maintaining a market for the Units, the Sponsor will realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold or redeemed. The secondary market Public Offering Price of Units may be greater or less than the cost of such Units to the Sponsor.

    Certificates, if any, for Units are delivered to the purchaser as promptly after the date of settlement (three business days after purchase) as the Trustee can complete the mechanics of registration, normally within 48 hours after registration instructions are received. Purchasers of Units to whom Certificates are issued will be unable to exercise any right of redemption until they have received their Certificates, properly endorsed for transfer. (See "REDEMPTION.")

ACCRUED INTEREST

    Accrued interest is the accumulation of unpaid interest on a bond from the last day on which interest thereon was paid. Interest on Bonds in each Portfolio is accounted for daily on an accrual basis. For this reason, the purchase price of Units of a Portfolio will include not only the Public Offering Price but also the proportionate share of accrued interest to the date of settlement. Accrued interest does not include accrual of original issue discount on zero coupon bonds, Stripped Obligations or other original issue discount bonds. Interest accrues to the benefit of Unitholders commencing with the settlement date of their purchase transaction.

    In an effort to reduce the amount of accrued interest that investors would have to pay in addition to the Public Offering Price, the Trustee has agreed to advance to each Portfolio the amount of accrued interest due on the Bonds as of the Date of Deposit (which has been designated the first Record Date for all plans of distribution). This accrued interest will be paid to the Sponsor as the holder of record of all Units on the Date of Deposit. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the Date of Deposit to, but not including, the date of settlement of the investor's purchase (three business days after purchase), less any distributions from the related Interest Account. The Trustee will recover its advancements (without interest or other cost to the Portfolios) from interest received on the Bonds deposited in each Portfolio.

    The Trustee has no cash for distribution to Unitholders until it receives interest payments on the Bonds in the Portfolios. Since municipal bond interest is accrued daily but paid only semi-annually, during the initial months of the Portfolios, the Interest Accounts, consisting of accrued but uncollected interest and collected interest (cash), will be predominantly the uncollected accrued interest that is not available for distribution. However, due to advances by the Trustee, the Trustee will provide a first distribution between approximately 30 and 60 days after the Date of Deposit. Assuming each Portfolio retains its original size and composition and expenses and fees remain the same, annual interest collected and distributed will approximate the estimated Net Annual Interest Income stated in Part A of the Prospectus. However, the amount of accrued interest at any point in time will be greater than the amount that the Trustee will have actually received and distributed to the Unitholders. Therefore, there will always remain an item of accrued interest that is included in the purchase price and the redemption price of the Units.

    Interest is accounted for daily and a proportionate share of accrued and undistributed interest computed from the preceding Record Date is added to the daily valuation of each Unit of each Portfolio. (See Part A of the Prospectus and "DISTRIBUTIONS TO UNITHOLDERS.") As Bonds mature, or are redeemed or sold, the accrued interest applicable to such Bonds is collected and subsequently distributed to Unitholders. Unitholders who sell or redeem all or a portion of their

Units will be paid their proportionate share of the remaining accrued interest to, but not including, the third business day following the date of sale or tender.

ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN

    The Estimated Long Term Return for each Portfolio is a measure of the return to the investor expected to be earned over the estimated life of the Portfolio. The Estimated Long Term Return represents an average of the yields to maturity (or call) of the Bonds in the Portfolio calculated in accordance with accepted bond practice and adjusted to reflect expenses and sales charges. Under accepted bond practice, tax-exempt bonds are customarily offered to investors on a "yield price" basis, which involves computation of yield to maturity or to an earlier call date (whichever produces the lower yield), and which takes into account not only the interest payable on the bonds but also the amortization or accretion of any premium over, or discount from, the par (maturity) value inherent in the bond's purchase price. In the calculation of Estimated Long Term Return, the average yield for a Portfolio is derived by weighting each Bond's yield by the market value of the Bond and by the amount of time remaining to the date to which the Bond is priced. This weighted average yield is then adjusted to reflect estimated expenses, is compounded, and is reduced by a factor which represents the amortization of the sales charge over the expected average life of a Portfolio. The Estimated Long Term Return calculation does not take into account the effect of a first distribution which may be less than a regular distribution or may be paid at some point after 30 days (or a second distribution which may be less than a normal distribution for Unitholders who choose quarterly or semi-annual plans of distribution), and it also does not take into account the difference in timing of payments to Unitholders who choose quarterly or semi-annual plans of distribution, each of which will reduce the return.

    Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price. In contrast to Estimated Long Term Return, Estimated Current Return does not reflect the amortization of premium or accretion of discount, if any, on the Bonds in a Portfolio. Net Annual Interest Income per Unit is calculated by dividing the annual interest income to a Portfolio, less estimated expenses, by the number of Units outstanding.

    Net Annual Interest Income per Unit, used to calculate Estimated Current Return, will vary with changes in fees and expenses of the Trustee and the Evaluator and with the redemption, maturity, exchange or sale of Bonds. A Unitholder's actual return may vary significantly from the Estimated Long-Term Return, based on their holding period, market interest rate changes, other factors affecting the prices of individual bonds in the Portfolio, and differences between the expected remaining life of Portfolio bonds and the actual length of time that they remain in a Portfolio; such actual holding periods may be reduced by termination of a Portfolio, as described in "OTHER INFORMATION." Since both the Estimated Current Return and the Estimated Long Term Return quoted in Part A of the Prospectus are based on the market value of the underlying Bonds on the business day prior to the Date of Deposit, subsequent calculations of these performance measures will reflect the then current market value of the underlying Bonds and may be higher or lower. The Sponsor will provide estimated cash flow information relating to a Portfolio without charge to each potential investor in a Portfolio who receives this prospectus and makes an oral or written request to the Sponsor for such information.

    A portion of the monies received by a Portfolio may be treated, in the first year only, as a return of principal due to the inclusion in the Portfolio of "when-issued" or other Bonds having delivery dates after the date of settlement for purchases made on the Date of Deposit. A consequence of this treatment is that in the computation of Estimated Current Return for the first year, such monies are excluded from Net Annual Interest Income and treated as an adjustment to the Public Offering Price. (See Part A of the Prospectus, "COMPOSITION OF PORTFOLIOS" and "TAX STATUS.")

    A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns and taxable-equivalent returns on a Portfolio and returns over specified periods on other similar Nuveen Portfolios with returns on taxable investments such as corporate or U.S. Government bonds, bank CD's and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Portfolio. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CD's and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Portfolios are described more fully elsewhere in the Prospectus.

EVALUATION OF BONDS AT THE DATE OF DEPOSIT

    The prices at which the Bonds deposited in the Portfolios would have been offered to the public on the business day prior to the Date of Deposit were determined by the Trustee on the basis of an evaluation of such Bonds prepared by Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc. ("Kenny S&P"), a firm regularly engaged in the business of evaluating, quoting or appraising comparable bonds. With respect to Bonds in Insured Portfolios and insured Bonds in Traditional Portfolios, Kenny S&P evaluated the Bonds as so insured. (See "INSURANCE ON THE BONDS.")

    The amount by which the Trustee's determination of the OFFERING PRICES of the Bonds deposited in the Portfolios was greater or less than the cost of such Bonds to the Sponsor was PROFIT OR LOSS to the Sponsor exclusive of any underwriting profit. (See Part A of the Prospectus.) The Sponsor also may realize FURTHER PROFIT OR SUSTAIN FURTHER LOSS as a result of fluctuations in the Public Offering Price of the Units. Cash, if any, made available to the Sponsor prior to the settlement date for a purchase of Units, or prior to the acquisition of all Portfolio securities by a Portfolio, may be available for use in the Sponsor's business, and may be of benefit to the Sponsor.

TAX STATUS

    At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income were rendered by bond counsel to the respective issuing authorities. In addition, with respect to State Portfolios, where applicable, bond counsel to the issuing authorities rendered opinions as to the exemption of interest on such Bonds, when held by residents of the state in which the issuers of such Bonds are located, from state income taxes and certain state or local intangibles and local income taxes. For a discussion of the tax status of State Portfolios, see Part A of this Prospectus. Neither the Sponsor nor Chapman and Cutler has made any review of the Portfolios proceedings relating to the issuance of the Bonds or of the basis for the opinions rendered in connection therewith. The Internal Revenue Service (the "Service") has an ongoing program of auditing tax-exempt obligations to determine whether, in the view of the Service, interest on such tax-exempt obligations is includible in the gross income of the owners thereof for federal income tax purposes. It cannot be predicted whether or not the Service will commence an audit of any of the Bonds. If an audit is commenced, under current procedures of the Service, Unitholders may have no right to participate in such procedure. If the interest on a Bond should be determined to be taxable, the Bond would generally have to be sold at a substantial discount. In addition, investors could be required to pay income tax on interest received prior to the date of which interest is determined to be taxable.

    Gain realized on the sale or redemption of the Bonds by the Trustee or of a Unit by a Unitholder is includable in gross income for Federal income tax purposes, and may be includable in gross income for state tax purposes. (Such gain does not include any amounts received in respect of accrued interest or accrued original issue discount, if any.) If a Bond is acquired with accrued interest, that portion of the price paid for the accrued interest is added to the tax basis of the Bond. When this accrued interest is received, it is treated as a return of capital and reduces the tax basis of the Bond. If a Bond is purchased for a premium, the amount of the premium is added to the tax basis of the Bond. Bond premium is amortized over the remaining term of the Bond, and the tax basis of the Bond is reduced each tax year by the amount of the premium amortized in that tax year.

    For purposes of the following opinions, it is assumed that each asset of the Portfolios is debt, the interest on which is excluded for Federal income tax purposes.

    In the opinion of Chapman and Cutler, Counsel with respect to the Portfolios, under existing law as of the date of this Prospectus:

    (1) the Portfolios are not associations taxable as corporations for Federal income tax purposes, and interest and accrued original issue discount on Bonds which is excludable from gross income under the Internal Revenue Code of 1986, as amended (the "Code") will retain its status for Federal income tax purposes when received by the Portfolios and when distributed to the Unitholders; however such interest may be taken into account in computing the alternative minimum tax and the additional tax on branches of foreign corporations. See "CERTAIN TAX MATTERS APPLICABLE TO CORPORATE UNITHOLDERS", below;

    (2) each Unitholder of a Portfolio is considered to be the owner of a pro rata portion of each asset of such Portfolio under Subpart E, subchapter J of Chapter 1 of the Code and will have a taxable event when such Portfolio disposes of a Bond or when the Unitholder redeems or sells Units. If the Unitholder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all the assets of the Portfolio involved including his pro rata portion of all the Bonds represented by the Unit. The Code includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisors with regard to any such constructive sales rules. Unitholders must reduce the tax basis of their Units for their share of accrued interest received by the respective Portfolio, if any, on Bonds delivered after the date the Unitholders pay for their Units to the extent that such interest accrued on such Bonds before the date the Portfolio acquired ownership of the Bonds (and the amount of this reduction may exceed the amount of accrued interest paid to the seller) and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment at maturity, redemption or otherwise), gain or loss is recognized to the Unitholder (subject to various non-recognition provisions of the Code). The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases Units, such basis (before adjustment for accrued original issue discount and amortized bond premium, if any) is determined by apportioning the cost of the Units among each of the Portfolio assets ratably according to value as of the valuation date nearest the date of acquisition of the Units. The tax basis reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his or her Units are sold or redeemed for an amount less than or equal to their original cost; Unitholders should consult their own tax advisors with regard to the calculation of basis; and

    (3) any amounts paid on defaulted Bonds held by the Trustee under policies of insurance issued with respect to such Bonds which represent maturing interest on defaulted Bonds held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid in the normal course by the issuer of the defaulted Bonds provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the Bonds, rather than the insurer, will pay debt service on the Bonds.

    Sections 1288 and 1272 of the Code provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the Bond, depending on the date the Bond was issued. In addition, special rules apply if the purchase price of a Bond exceeds the original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "adjusted issue price") to prior owners. If a Bond is acquired with accrued interest, that portion of the price paid for the accrued interest is added to the tax basis of the Bond. When this accrued interest is received, it is treated as a return of capital and reduces the tax basis of the Bond. If a Bond is purchased for a premium, the amount of the premium is added to the tax basis of the Bond. Bond premium is amortized over the remaining term of the Bond, and the tax basis of the Bond is reduced each tax year by the amount of the premium amortized in that tax year. The application of these rules will also vary depending on the value of the Bonds on the date a Unitholder acquires his Units and the price the Unitholder pays for his Units. Unitholders should consult with their tax advisers regarding these rules and their application.

    Tax-exempt bonds are subject to the market discount rules of the Code. In general, market discount is the amount (if any) by which the stated redemption price at maturity (or, in the case of a bond issued with original issue discount, its "revised issue price") exceeds an investor's purchase price, subject to a statutory DE MINIMIS rule. Market discount can arise based on the price the Portfolio pays for the Bonds or the price a Unitholder pays for his or her Units. Under the Code, accretion of market discount is taxable as ordinary income. Market discount that accretes while the Portfolio holds a Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Unitholder elects to include market discount in taxable income as it accrues. The market discount rules are complex and Unitholders should consult their tax advisors regarding these rules and their application.

    Counsel for the Sponsor has also advised that under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units of a Portfolio is not deductible for Federal income tax purposes. The Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (however, these rules generally do not apply to interest paid on indebtedness incurred to purchase or improve a personal residence). Also, under Section 265 of the Code, certain financial institutions that acquire Units would generally not be able to deduct any of the interest expense attributable to ownership of such Units. Investors with questions regarding these issues should consult with their tax advisors.

    In the case of certain of the Bonds in the Portfolio, the opinions of bond counsel indicate that interest on such Bonds received by a "substantial user" of the facilities being financed with the proceeds of these Bonds, or persons related thereto, for periods while such Bonds are held by such a user or related person, will not be excludable from Federal gross income, although interest on such Bonds received by others would be excludable from Federal gross income. "Substantial user" and "related person" are defined under the Code and U.S. Treasury Regulations. Any person who believes that he or she may be a "substantial user" or a "related person" as so defined should contact his or her tax adviser.

    CERTAIN TAX MATTERS APPLICABLE TO CORPORATE UNITHOLDERS. In the case of certain corporations, the alternative minimum tax depends upon the corporation's alternative minimum taxable income ("AMTI"), which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing AMTI of a corporation (other than an S corporation, Regulated Investment Company, Real Estate Investment Trust, REMIC or FASIT) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its AMTI (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax-exempt interest, including interest on all Bonds in the Trust. Under the provisions of Section 884 of the Code, a branch profits tax is levied on the "effectively connected earnings and profits" of certain foreign corporations which include tax-exempt interest such as interest on the Bonds in the Portfolio. Unitholders should consult their tax advisors with respect to the particular tax consequences to them including the corporate alternative minimum tax, and the branch profits tax imposed by Section 884 of the Code.

    ALL STATEMENTS IN THE PROSPECTUS CONCERNING EXCLUSION FROM GROSS INCOME FOR FEDERAL, STATE OR OTHER TAX PURPOSES ARE THE OPINION OF COUNSEL AND ARE TO BE SO CONSTRUED.

    At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income were rendered by bond counsel to the respective issuing authorities. Neither the Sponsor nor Chapman and Cutler has made any special review for the Fund of the proceedings relating to the issuance of the Bonds or of the basis for such opinions.

    For taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). For tax years beginning after December 31, 2000, the 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property with a holding period of five years or more. However the reduction of the 20% rate to 18% applies only if the holding period for the property begins after December 31, 2000. Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income.

    In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions." Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

    For purposes of computing the alternative minimum tax for individuals and corporations, interest on certain private activity bonds (which includes most industrial and housing revenue bonds) issued on or after August 8, 1996 is included as an item of tax preference. However, the assets of the Portfolio do not include any such private activity bonds issued on or after that date.

    In general, Section 86 of the Code, provides that 50% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of the Social Security benefits received exceeds a "base amount." The base amount is $25,000 for unmarried taxpayers, $32,000 for married taxpayers filing a joint return and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns. Modified adjusted gross income is adjusted gross income determined without regard to certain otherwise allowable deductions and exclusions from gross income and by including tax-exempt interest. To the extent that Social Security benefits are includible in gross income, they will be treated as any other item of gross income.

    In addition, up to 85% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of Social Security benefits received exceeds an "adjusted base amount." The adjusted base amount is $34,000 for unmarried taxpayers, $44,000 for married taxpayers filing a joint return, and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns.

    Although tax-exempt interest is included in modified adjusted gross income solely for the purpose of determining what portion, if any, of Social Security benefits will be included in gross income, no tax-exempt interest, including that received from the Portfolios, will be subject to tax. A taxpayer whose adjusted gross income already exceeds the base amount or the adjusted base amount must include 50% or 85%, respectively, of his Social Security benefits in gross income whether or not he receives any tax-exempt interest. A taxpayer whose modified adjusted gross income (after inclusion of tax-exempt interest) does not exceed the base amount need not include any Social Security benefits in gross income.

    Ownership of the Units may result in collateral federal income tax consequences to certain taxpayers, including, without limitation, corporations subject to the branch profits tax, financial institutions, certain insurance companies, certain S corporations, individual recipients of Social Security or Railroad Retirement benefits and taxpayers who may be deemed to have incurred (or continued) indebtedness to purchase or carry tax-exempt obligations. Prospective investors should consult their tax advisers as to the applicability of any such collateral consequences.

    EXCEPT AS NOTED ABOVE AND IN PART A OF THIS PROSPECTUS, THE EXEMPTION OF INTEREST ON STATE AND LOCAL OBLIGATIONS FOR FEDERAL INCOME TAX PURPOSES DISCUSSED ABOVE DOES NOT NECESSARILY RESULT IN EXEMPTION UNDER THE INCOME OR OTHER TAX LAWS OF ANY STATE OR CITY. THE LAWS OF THE SEVERAL STATES VARY WITH RESPECT TO THE TAXATION OF SUCH OBLIGATIONS.

In the opinion of Carter, Ledyard & Milburn, counsel to the Trustee and special counsel for the Series for New York tax matters, under existing law:

        Under the income tax laws of the State and City of New York, each Unit Trust is not an association taxable as a corporation and the income of each Portfolio will be treated as the income of the Unitholders.

        For a summary of each opinion of special counsel to the respective State Portfolio for state tax matters, see Part A of this Prospectus.

PORTFOLIO OPERATING EXPENSES

    No annual advisory fee is charged to the Portfolios by the Sponsor. The Sponsor does, however, receive a fee as set forth in Part A of the Prospectus for regularly evaluating the Bonds and for maintaining surveillance over the portfolio (the "Sponsor's Evaluation Fee"). Estimated annual Portfolio expenses are as set forth in Part A of the Prospectus; if actual expenses are higher than the estimate, the excess will be borne by the Portfolio.

    The Trustee receives for ordinary recurring services an annual fee for each plan of distribution for each Portfolio as set forth in in Part A of the Prospectus. Each annual fee is per $1,000 principal amount of the underlying Bonds in a Portfolio for that portion of the Portfolio that represents a particular plan of distribution, provided, however, that for services performed prior to the record date for the second distribution from the Interest Account, the Trustee's compensation shall be computed in respect of all Units outstanding at the rate specified for the monthly plan of distribution. The Trustee's compensation and the Sponsor's Evaluation Fee with respect to each Portfolio is computed on the basis of the largest principal amount of Bonds in the Portfolio at any time during the period with respect to which such compensation is being computed. The Trustee's fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Portfolio to meet scheduled distributions). In addition, the Sponsor's Evaluation Fee and the Trustee's fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent of Shelter" since the establishment of the Portfolios or if such index no longer exists, a comparable index. In addition, with respect to any fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a Portfolio, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which Nuveen Investments is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliates of supplying such services, in the aggregate, in such year. The Trustee has the use of funds, if any, being held in the Interest and Principal Accounts of each Portfolio for future distributions, payment of expenses and redemptions. These Accounts are non-interest bearing to Unitholders. Pursuant to normal banking procedures, the Trustee benefits from the use of funds held therein. Part of the Trustee's compensation for its services to the Portfolios is expected to result from such use of these funds.

    Premiums for the policies of insurance obtained by the Sponsor or by the Bond issuers with respect to the Bonds in the Insured Portfolios and with respect to insured Bonds in Traditional Portfolios have been paid in full prior to the deposit of the Bonds in the Portfolios, and the value of such insurance has been included in the evaluation of the Bonds in each Portfolio and accordingly in the Public Offering Price of Units of each Portfolio. There are no annual continuing premiums for such insurance.

    The following are additional expenses of the Portfolios and, when paid by or are owed to the Trustee, are secured by a lien on the assets of the Portfolio or Portfolios to which such expenses are allocable: (1) the expenses and costs of any action undertaken by the Trustee to protect the Portfolios and the rights and interests of the Unitholders; (2) all taxes and other governmental charges upon the Bonds or any part of the Portfolios (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated); (3) amounts payable to the Trustee as fees for ordinary recurring services and for extraordinary non-recurring services rendered pursuant to the Indenture, all disbursements and expenses including counsel fees (including fees of bond counsel which the Trustee may retain) sustained or incurred by the Trustee in connection therewith; and (4) any losses or liabilities accruing to the Trustee without negligence, bad faith or willful misconduct on its part. The Trustee is empowered to sell Bonds in order to pay these amounts if funds are not otherwise available in the applicable Interest and Principal Accounts.

    Except as provided in the Indenture, the Indenture generally requires each Portfolio to be audited on an annual basis at the expense of the Portfolio by independent public accountants selected by the Sponsor. The Trustee shall not be required, however, to cause such an audit to be performed if its cost to a Portfolio shall exceed $.05 per Unit on an annual basis. Unitholders of a Portfolio covered by an audit may obtain a copy of the audited financial statements upon request.

DISTRIBUTIONS TO UNITHOLDERS

    Interest received by the Trustee on the Bonds in each Portfolio, including that part of the proceeds of any disposition of Bonds which represents accrued interest and including any insurance proceeds representing interest due on defaulted Bonds, shall be credited to the "Interest Account" of such Portfolio and all other moneys received by the Trustee shall be credited to the "Principal Account" of such Portfolio.

    The pro rata share of cash in the Principal Account in each Portfolio will be computed as of each semi-annual Record Date and distributions to the Unitholders as of such Record Date will be made on or shortly after the fifteenth day of the month. Proceeds received from the disposition, including sale, call or maturity, of any of the Bonds and all amounts paid with respect to zero coupon bonds and Stripped Obligations will be held in the Principal Account and either used to pay for Units redeemed or distributed on the Distribution Date following the next semi-annual Record Date. The Trustee is not required to make a distribution from the Principal Account of any Portfolio unless the amount available for distribution in such account equals at least $0.10 per Unit.

    The pro rata share of the Interest Account in each Portfolio will be computed by the Trustee each month as of each Record Date and distributions will be made on or shortly after the fifteenth day of the month to Unitholders of such Portfolio as of the Record Date who are entitled to distributions at that time under the plan of distribution chosen. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the Distribution Date following the next Record Date under the applicable plan of distribution.

    Purchasers of Units who desire to receive interest distributions on a monthly or quarterly basis may elect to do so at the time of purchase during the initial public offering period. Those indicating no choice will be deemed to have chosen the semi-annual distribution plan. All Unitholders, however, who purchase Units during the initial public offering period and who hold them of record on the first Record Date will receive the first distribution of interest. Thereafter, Record Dates for monthly distributions will be the first day of each month; Record Dates for quarterly distributions will be the first day of February, May, August and November; and Record Dates for semi-annual distributions will be the first day of May and November. See Part A of the Prospectus for details of distributions per Unit of each Portfolio under the various plans based upon estimated Net Annual Interest Income at the Date of Deposit. The amount of the regular distributions will generally change when Bonds are redeemed, mature or are sold or when fees and expenses increase or decrease. For the purpose of minimizing fluctuations in the distributions from the Interest Account of a Portfolio, the Trustee is authorized to advance such amounts as may be necessary to provide for interest distributions of approximately equal amounts. The Trustee shall be reimbursed, without interest, for any such advances from funds in the Interest Account of such Portfolio. The Trustee's fee takes into account the costs attributable to the outlay of capital needed to make such advances.

    The plan of distribution selected by a Unitholder will remain in effect until changed. Unitholders purchasing Units in the secondary market will initially receive distributions in accordance with the election of the prior owner. Unitholders desiring to change their plan of distribution may do so by sending a written notice requesting the change, together with any Certificate(s), to the Trustee. The notice and any Certificate(s) must be received by the Trustee not later than the semi-annual Record Date to be effective as of the semi-annual distribution following the subsequent semi-annual Record Date. Unitholders are requested to make any such changes within 45 days prior to the applicable Record Date. Certificates should only be sent by registered or certified mail to minimize the possibility of their being lost or stolen. (See "OWNERSHIP AND TRANSFER OF UNITS.")

    As of the first day of each month the Trustee will deduct from the Interest Account of a Portfolio or, to the extent funds are not sufficient therein, from the Principal Account of a Portfolio, amounts needed for payment of expenses of such Portfolio. The Trustee also may withdraw from said accounts such amount, if any, as it deems necessary to establish a reserve for any governmental charges payable out of such Portfolio. Amounts so withdrawn shall not be considered a part of a Portfolio's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate account. In addition, the Trustee shall withdraw from the Interest Account and the Principal Account of a Portfolio such amounts as may be necessary to cover redemptions of Units of such Portfolio by the Trustee. Funds which are available for future distributions, redemptions and payment of expenses are held in accounts which are non-interest bearing to Unitholders and are available for use by the Trustee pursuant to normal banking procedures.

ACCUMULATION PLAN

    The Sponsor is also the principal underwriter of several open-end mutual funds (the "Accumulation Funds") into which Unitholders may choose to reinvest Portfolio distributions. Unitholders may elect to reinvest principal distributions or interest and principal distributions automatically, without any sales charge. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Portfolios and may invest in securities which would not be eligible for deposit in the Portfolios. Further information concerning the Accumulation Plan and a list of Accumulation

Funds is set forth in the Information Supplement of this Prospectus, which may be obtained by contacting the Trustee at the phone number listed on the back cover of this Prospectus.

    Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from principal only reinvestment to reinvestment of both principal and interest or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. Such notice will be effected as of the next Record Date occuring at least ten days after the Trustee's receipt of the notice. There will be no charge or other penalty for such change of election or termination. The character of Portfolio distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

REPORTS TO UNITHOLDERS

    The Trustee shall furnish Unitholders of a Portfolio in connection with each distribution, a statement of the amount of interest, if any, and the amount of other receipts (received since the preceding distribution) being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit of a Portfolio outstanding and a year to date summary of all distributions paid on said Units. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person, who at any time during the calendar year was a registered Unitholder of a Portfolio, a statement with respect to such Portfolio (i) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of Bonds), and, except for any State Portfolio, the percentage of such interest by states in which the issuers of the Bonds are located, deductions for fees and expenses of such Portfolio, redemption of Units and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Principal Account: the dates of disposition of any Bonds and the net proceeds received therefrom (excluding any portion representing accrued interest), the amount paid for purchase of Replacement Bonds, the amount paid upon redemption of Units, deductions for payment of applicable taxes and fees and expenses of the Trustee, and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Bonds held and the number of Units outstanding on the last business day of such calendar year; (iv) the Unit Value based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding. Each annual statement will reflect pertinent information in respect of all plans of distribution so that Unitholders may be informed regarding the results of other plans of distribution.

UNIT VALUE AND EVALUATION

    The value of each Portfolio is determined as of the Evaluation time by the Trustee on the basis of (1) the cash on hand in the Portfolio or moneys in the process of being collected, (2) the value of the Bonds in the Portfolio based on the BID prices of the Bonds and (3) interest accrued thereon not subject to collection, LESS (1) amounts representing taxes or governmental charges payable out of the Portfolio, (2) amounts representing unpaid organization costs, and
(3) the accrued expenses of the Portfolio. The result of such computation is divided by the number of Units of such Portfolio outstanding as of the date thereof to determine the per Unit value ("Unit Value") of such Portfolio. The Sponsor may determine the value of the Bonds in each Portfolio (1) on the basis of current BID prices of the Bonds obtained from dealers or brokers who customarily deal in bonds comparable to those held by a Portfolio, (2) if bid prices are not available for any of the Bonds, on the basis of bid prices for comparable bonds, (3) by causing the value of the Bonds to be determined by others engaged in the practice of evaluating, quoting or appraising comparable bonds or (4) by any combination of the above. Although the Unit Value of each Portfolio is based on the BID prices of the Bonds, the Units are sold initially to the public in the primary market at the Public Offering Price based on the OFFERING prices of the Bonds.

    Because the insurance obtained by the Sponsor or by the issuers of Bonds with respect to the Bonds in the Insured Portfolios and with respect to insured Bonds in Traditional Portfolios is effective so long as such Bonds are outstanding, such insurance will be taken into account in determining the bid and offering prices of such Bonds and therefore some value attributable to such insurance will be included in the value of Units of Portfolios that include such Bonds.

DISTRIBUTION OF UNITS TO THE PUBLIC

    Nuveen, in addition to being the Sponsor, is the sole Underwriter of the Units. It is the intention of the Sponsor to qualify Units of National, Long Intermediate, Intermediate, Short Intermediate and Short Term Portfolios for sale under the laws of substantially all of the states of the United States of America, and Units of State Portfolios only in the state for which the Portfolio is named and selected other states.

    Promptly following the deposit of Bonds in exchange for Units of the Portfolios, it is the practice of the Sponsor to place all of the Units as collateral for a letter or letters of credit from one or more commercial banks under an agreement to release such Units from time to time as needed for distribution. Under such an arrangement the Sponsor pays such banks compensation based on the then current interest rate. This is a normal warehousing arrangement during the period of distribution of the Units to public investors. To facilitate the handling of transactions, sales of Units shall be limited to transactions involving a minimum of either $5,000 or 50 Units, whichever is less. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

    The Sponsor plans to allow a discount to brokers and dealers in connection with the primary distribution of Units and also in secondary market transactions. The primary market discounts are provided in Part A of this Prospectus.

    The Sponsor currently intends to maintain a secondary market for Units of each Portfolio. See "MARKET FOR UNITS." The amount of the dealer concession on secondary market purchases of Portfolio Units through the Sponsor will be computed based upon the value of the Bonds in the Portfolio, including the sales charge computed as described in "PUBLIC OFFERING PRICE", and adjusted to reflect the cash position of the Portfolio principal account, and will vary with the size of the purchase as shown in the following table:

                                                                                   AMOUNT OF PURCHASE*
                                                         ------------------------------------------------------------------------
                                                                   $50,000   $100,000  $250,000  $500,000  $1,000,000
                                                          UNDER       TO        TO        TO        TO         TO      $2,500,000
YEARS TO MATURITY                                        $50,000   $99,999   $249,999  $499,999  $999,999  $2,499,999   OR MORE
-----------------                                        --------  --------  --------  --------  --------  ----------  ----------
Less than 1............................................     0         0         0         0         0          0           0
1 but less than 2......................................   1.00%      .90%      .85%      .80%      .70%       .55%       .467%
2 but less than 3......................................   1.30%     1.20%     1.10%     1.00%      .90%       .73%       .634%
3 but less than 4......................................   1.60%     1.45%     1.35%     1.25%     1.10%       .90%       .781%
4 but less than 5......................................   2.00%     1.85%     1.75%     1.55%     1.40%      1.25%       1.082%
5 but less than 7......................................   2.30%     2.15%     1.95%     1.80%     1.65%      1.50%       1.320%
7 but less than 10.....................................   2.60%     2.45%     2.25%     2.10%     1.95%      1.70%       1.496%
10 but less than 13....................................   3.00%     2.80%     2.60%     2.45%     2.30%      2.00%       1.747%
13 but less than 16....................................   3.25%     3.15%     3.00%     2.75%     2.50%      2.15%       1.878%
16 or more.............................................   3.50%     3.50%     3.40%     3.35%     3.00%      2.50%       2.185%

 *Breakpoint sales charges and related dealer concessions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000, etc., and will be applied on that basis which is more favorable to the purchaser.

    The Sponsor reserves the right to change the dealer concessions from time to time.

    Effective January 1, 2001, volume incentives can be earned as a marketing allowance by eligible dealer firms who reach cumulative firm sales arrangement levels of a specified dollar amount of Nuveen Defined Portfolios sold in the primary or secondary market during any quarter as set forth in the table below. Eligible dealer firms are dealers that are providing marketing support for Nuveen Defined Portfolios in the form of 1) distributing or permitting the distribution of marketing materials and other product information, 2) providing Nuveen representatives access to the dealer's branch offices, and 3) generally facilitating the placement of orders by the dealer's registered representatives such as putting Nuveen Defined Portfolios on their order entry screens. Eligible firms will not include firms that solely provide clearing services to broker/ dealer firms. For purposes of determining the applicable volume incentive rate for a given quarter, the dollar amount of all Units sold over the current and three previous quarters (the "Measuring Period") is aggregated. The volume incentive received by the dealer firm will equal the dollar amount of Units sold during the current quarter times the highest applicable rate for the Measuring Period. For firms that meet the necessary volume level, volume incentives may be given on all applicable trades originated from or by that firm.

  TOTAL DOLLAR AMOUNT SOLD
   OVER MEASURING PERIOD              VOLUME INCENTIVE
----------------------------  --------------------------------
$ 25,000,000 to $49,999,999   0.10% of current quarter sales
$ 50,000,000 to $74,999,999   0.125% of current quarter sales
$ 75,000,000 to $99,999,999   0.1375% of current quarter sales
$100,000,000 or more          0.15% of current quarter sales

    Only sales through the Sponsor qualify for volume incentives and for meeting minimum requirements. The Sponsor reserves the right to modify or change the volume incentive schedule at any time and make the determination as to which firms qualify for the marketing allowance and the amount paid.

    Firms are not entitled to receive any dealer concession for any sales made to investors which qualified as "Discounted Purchases" (as defined in PUBLIC OFFERING PRICE) during the primary or secondary market. (See "PUBLIC OFFERING PRICE.")

OWNERSHIP AND TRANSFER OF UNITS

    The ownership of Units is evidenced in Certificated form unless the Unitholder expressly requests that the purchased Units be evidenced by book entry positions recorded on the books and records of the Trustee. The Trustee is authorized to treat as the owner of Units that person who at the time is registered as such on the books of the Trustee. Any Unitholder who holds a Certificate may change to book entry ownership by submitting to the Trustee the Certificate along with a written request that the Units represented by such Certificate be held in book entry form. Likewise, a Unitholder who holds Units in book entry form may obtain a Certificate for such Units by written request to the Trustee. Units may be held in denominations of one Unit or any multiple or fraction thereof. Fractions of Units are computed to three decimal places. Any Certificates issued will be numbered serially for identification, and are issued in fully registered form, transferable only on the books of the Trustee. Book entry Unitholders will receive a Book Entry Position Confirmation reflecting their ownership.

    For Portfolios allowing optional plans of distribution, Certificates for Units will bear an appropriate notation on their face indicating which plan of distribution has been selected. When a change is made, the existing Certificates must be surrendered to the Trustee and new Certificates issued to reflect the currently effective plan of distribution. There will be no charge for this service. Holders of book entry Units can change their plan of distribution by making a written request to the Trustee, which will issue a new Book Entry Position Confirmation to reflect such change.

    Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by Certificate(s), by presenting and surrendering such Certificate(s) to the Trustee, at its address listed on the back cover of this Part B of the Prospectus, properly endorsed or accompanied by a written instrument or instruments of transfer. The Certificate(s) should be sent registered or certified mail for the protection of the Unitholder. Each Unitholder must sign such written request, and such Certificate(s) or transfer instrument, exactly as his name appears on (a) the face of the Certificate(s) representing the Units to be transferred, or (b) the Book Entry Position Confirmation(s) relating to the Units to be transferred. Such signature(s) must be guaranteed by a guarantor acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Mutilated Certificates must be surrendered to the Trustee in order for a replacement Certificate to be issued. Although at the date hereof no charge is made and none is contemplated, a Unitholder may be required to pay $2.00 to the Trustee for each Certificate reissued or transfer of Units requested and to pay any governmental charge which may be imposed in connection therewith.

REPLACEMENT OF LOST, STOLEN OR DESTROYED CERTIFICATES.

    To obtain a new Certificate replacing one that has been lost, stolen, or destroyed, the Unitholder must furnish the Trustee with sufficient indemnification and pay such expenses as the Trustee may incur. This indemnification must be in the form of an Open Penalty Bond of Indemnification. The premium for such an indemnity bond may vary, but currently amounts to 1% of the market value of the Units represented by the Certificate. In the case however, of a Portfolio as to which notice of termination has been given, the premium currently amounts to 0.5% of the market value of the Units represented by such Certificate.

REDEMPTION

    Unitholders may redeem all or a portion of their Units by (1) making a written request for such redemption (book entry Unitholders may use the redemption form on the reverse side of their Book Entry Position Confirmation) to the Trustee at its address listed on the back cover of this Part B of the Prospectus (redemptions of 1,000 Units or more will require a signature guarantee), (2) in the case of Units evidenced by a Certificate, by also tendering such Certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signatures guaranteed as explained above, or by providing satisfactory indemnity required in connection with lost, stolen or destroyed Certificates and (3) payment of applicable governmental charges, if any. Certificates should be sent only by registered or certified mail to minimize the possibility of their being lost or stolen. (See "OWNERSHIP AND TRANSFER OF UNITS.") No redemption fee will be charged. A Unitholder may authorize the Trustee to honor telephone instructions for the redemption of Units held in book entry form. Units represented by Certificates may not be redeemed by telephone. The proceeds of Units redeemed by telephone will be sent by check either to the Unitholder at the address specified on his account or to a financial institution specified by the Unitholder for credit to the account of the Unitholder. A Unitholder wishing to use this method of redemption must complete a Telephone Redemption Authorization Form and furnish the Form to the Trustee. Telephone Redemption Authorization Forms can be obtained from a Unitholder's registered representative or by calling the Trustee. Once the completed Form is on file, the Trustee will honor telephone redemption requests by any authorized person. The time a telephone redemption request is received determines the "date of tender" as discussed below. The redemption proceeds will be mailed within three business days following the telephone redemption request. Only Units held in the name of individuals may be redeemed by telephone; accounts registered in broker name, or accounts of corporations or fiduciaries (including among others, trustees, guardians, executors and administrators) may not use the telephone redemption privilege.

    On the third business day following the date of tender, the Unitholder will be entitled to receive in cash for each Unit tendered an amount equal to the Unit Value of such Portfolio determined by the Trustee, as of the Evaluation time, on the date of tender as defined hereafter, plus accrued interest to, but not including, the third business day after the date of tender ("Redemption Price"). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit includes estimated organization costs per Unit. After such period, the Redemption Price will not include such estimated organization costs. See Part A of the Prospectus. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Bonds on the date of tender. Unitholders should check with the Trustee or their broker to determine the Redemption Price before tendering Units.

    The "date of tender" is deemed to be the date on which the request for redemption of Units is received in proper form by the Trustee, except that as regards a redemption request received after 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, or on any day on which the Exchange is normally closed, the date of tender is the next day on which such Exchange is normally open for trading and such request will be deemed to have been made on such day and the redemption will be effected at the Redemption Price computed on that day.

    Accrued interest paid on redemption shall be withdrawn from the Interest Account of the appropriate Portfolio or, if the balance therein is insufficient, from the Principal Account of such Portfolio. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell underlying Bonds of a Portfolio in order to make funds available for redemption. (See "REMOVAL OF BONDS FROM THE PORTFOLIOS.") Units so redeemed shall be cancelled. To the extent that Bonds are sold from a Portfolio, the size and diversity of such Portfolio will be reduced. Such sales may be required at a time when Bonds would not otherwise be sold and might result in lower prices than might otherwise be realized.

    The Redemption Price is determined on the basis of the BID prices of the Bonds in each Portfolio, while the initial Public Offering Price of Units will be determined on the basis of the OFFERING prices of the Bonds as of the Evaluation time. As of any given time, the difference between the bid and offering prices of such Bonds may be expected to average 1/2% to 2% of principal amount. In the case of actively traded Bonds, the difference may be as little as 1/4 to 1/2 of 1%, and in the case of inactively traded Bonds such difference usually will not exceed 3%.

    The right of redemption may be suspended and payment postponed for any period during which the Securities and Exchange Commission determines that trading in the municipal bond market is restricted or an emergency exists, as a result of which disposal or evaluation of the Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.

    Under regulations issued by the Internal Revenue Service, the Trustee will be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing his or her tax return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker at the time the Certificate or Book Entry Return Confirmation is issued, and this number is printed on the Certificate or Book Entry Return Confirmation and on distribution statements. If a Unitholder's tax identification number does not appear as described above, or if it is incorrect, the Unitholder should contact the Trustee before redeeming Units to determine what action, if any, is required to avoid this "back-up withholding."

HOW UNITS MAY BE PURCHASED BY THE SPONSOR

    The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which payment would otherwise have been made by the Trustee. (See "REDEMPTION.") The Sponsor's current practice is to bid at the Redemption Price in the secondary market. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

HOW BONDS MAY BE REMOVED FROM THE PORTFOLIOS

    Bonds will be removed from a Portfolio as they mature or are redeemed by the issuers thereof. See "Risk Factors" in Part A of this Prospectus and "SUMMARY OF PORTFOLIOS" herein for a discussion of call provisions of Portfolio Bonds.

    The Indenture also empowers the Trustee to sell Bonds for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which income may not be available. Under the Indenture, the Sponsor is obligated to provide the Trustee with a current list of Bonds in each Portfolio to be sold in such circumstances. In deciding which Bonds should be sold the Sponsor intends to consider, among other things, such factors as: (1) market conditions;
(2) market prices of the Bonds; (3) the effect on income distributions to Unitholders of the sale of various Bonds; (4) the effect on principal amount of underlying Bonds per Unit of the sale of various Bonds; (5) the financial condition of the issuers; and (6) the effect of the sale of various Bonds on the investment character of the Portfolio. Such sales, if required, could result in the sale of Bonds by the Trustee at prices less than original cost to the Portfolio. To the extent Bonds are sold, the size and diversity of such Portfolio will be reduced.

    In addition, the Sponsor is empowered to direct the Trustee to liquidate Bonds upon the happening of certain other events, such as default in the payment of principal and/or interest, an action of the issuer that will adversely affect its ability to continue payment of the principal of and interest on its Bonds, or an adverse change in market, revenue or credit factors affecting the investment character of the Bonds. If a default in the payment of the principal of and/or interest on any of the Bonds occurs, and if the Sponsor fails to instruct the Trustee whether to sell or continue to hold such Bonds within 30 days after notification by the Trustee to the Sponsor of such default, the Indenture provides that the Trustee shall liquidate said Bonds forthwith and shall not be liable for any loss so incurred. The Sponsor may also direct the Trustee to liquidate Bonds in a Portfolio if the Bonds in the Portfolio are the subject of an advanced refunding, generally considered to be when refunding bonds are issued and the proceeds thereof are deposited in irrevocable trust to retire the refunded Bonds on their redemption date.

    Except as stated in "COMPOSITION OF TRUSTS" regarding the limited right of substitution of Replacement Bonds for Failed Bonds, except for refunding securities that may be exchanged for Bonds under certain conditions specified in the Indenture and except as otherwise provided in the Prospectus or the Indenture, the Indenture does not permit either the Sponsor or the Trustee to acquire or deposit bonds either in addition to, or in substitution for, any of the Bonds initially deposited in a Portfolio.

INFORMATION ABOUT THE TRUSTEE

    The Trustee and its address are stated on the back cover of this Part B of the Prospectus. The Trustee is subject to supervision and examination by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and either the Comptroller of the Currency or state banking authorities.

    The Trustee has assumed no responsibility for the accuracy, adequacy and completeness of the information not furnished by it contained in this Prospectus.

LIMITATIONS ON LIABILITIES OF SPONSOR AND TRUSTEE

    The Sponsor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own negligence, lack of good faith or willful misconduct. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Bonds. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

    The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Bonds or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of any Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

SUCCESSOR TRUSTEES AND SPONSORS

    The Trustee or any successor trustee may resign by executing an instrument of resignation in writing and filing same with the Sponsor and mailing a copy of a notice of resignation to all Unitholders then of record. Upon receiving such notice, the Sponsor is required to promptly appoint a successor trustee. If the Trustee becomes incapable of acting or is adjudged bankrupt or insolvent, or a receiver or other public officer shall take charge of its property or affairs, the Sponsor may remove the Trustee and appoint a successor by written instrument. The resignation or removal of a trustee and the appointment of a successor trustee shall become effective only when the successor trustee accepts its appointment as such. Any successor trustee shall be a corporation authorized to exercise corporate trust powers, having capital, surplus and undivided profits of not less than $5,000,000. Any corporation into which a trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a trustee shall be a party, shall be the successor trustee.

    If upon resignation of a trustee no successor has been appointed and has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor.

    If the Sponsor fails to undertake any of its duties under the Indenture, and no express provision is made for action by the Trustee in such event, the Trustee may, in addition to its other powers under the Indenture (1) appoint a successor sponsor or (2) terminate the Indenture and liquidate the Portfolios.

INFORMATION ABOUT THE SPONSOR

    Since our founding in 1898, Nuveen has been synonymous with investments that withstand the test of time. Today, we offer a broad range of investments designed for investors seeking to build and sustain their wealth. More than 1.5 million investors have entrusted Nuveen to help them maintain the lifestyle they currently enjoy.

    To meet the unique circumstances and financial planning needs of our investors, Nuveen offers a wide array of taxable and tax-free investment products--including equity and fixed-income mutual funds, defined portfolios, exchange-traded funds, customized asset management services and cash management products. Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("ST. PAUL"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal office located in Chicago (333 West Wacker Drive).

    To help advisors and investors better understand and more efficiently use an investment in the Portfolios to reach their investment goals, the Sponsor may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Portfolios, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Sponsor may produce software or additional sales literature to promote the advantages of using the Portfolios to meet these and other specific investor needs.

DESCRIPTION OF RATINGS

    The Bonds included in the Portfolios are rated by one of the rating agencies provided below. The following descriptions are published by the rating agencies.

    STANDARD & POOR'S CORPORATION. The following is a brief description of the applicable Standard & Poor's rating symbols and their meanings:

    A Standard & Poor's issue credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The issue credit rating is not a recommendation to purchase, sell, or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor. Issue credit ratings are based on current information furnished by the obligors or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

    The ratings are based, in varying degrees, on the following considerations:

     - Likelihood of payment--capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

     - Nature of and provisions of the obligation; and

     - Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

    The issue ratings definitions are expressed in terms of default risk. As such, they pertain to senior obligations of an entity. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above.

    AAA--An obligation rated AAA has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on an obligation is extremely strong.

    AA--An obligation rated AA differs from the highest rated issues only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

    A--An obligation rated A is somewhat more susceptible to changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

    BBB--An obligation rated BBB exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

    PLUS (+) OR MINUS (-): The ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

    PROVISIONAL RATINGS: The letter "p" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project financed by the debt being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project.

    NOTE RATINGS: A Standard & Poor's note rating reflects the liquidity concerns and market access risks unique to notes. Notes due in 3 years or less will likely receive a note rating. Notes maturing beyond 3 years will most likely receive a long-term debt rating. The following criteria will be used in making that assessment:

    - Amortization schedule--the larger the final maturity relative to other maturities, the more likely it will be treated as a note; and

    - Source of payment--the more dependent the issue is on the market for its refinancing, the more likely it will be treated as a note.

    Note rating symbols are as follows:

        SP-1 Strong capacity to pay principal and interest. An issue determined to possess a very strong capacity to pay debt service is given a plus (+) designation.

        SP-2 Satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

    MOODY'S INVESTORS SERVICE, INC. The following is a description of the applicable Moody's Investors Service, Inc. rating symbols and their meanings:

    Aaa--Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

    Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present that make the long-term risk appear somewhat larger than in Aaa securities.

    A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

    Baa--Bonds which are rated Baa are considered as medium grade obligations (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

    Con. (...)--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by: (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. The parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

    Note: Moody's applies numerical modifiers 1, 2, and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

NOTE RATINGS: U.S. SHORT-TERM RATINGS

    In municipal debt issuance, there are three rating categories for short-term obligations that are considered investment grade. These ratings are designated as Moody's Investment Grade (MIG) and are divided into three levels--MIG 1 through MIG 3.

    MIG 1 This designation denotes best quality. There is present strong protection by established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing.

    MIG 2 This designation denotes high quality. Margins of protection are ample although not so large as in the preceding group.

    MIG 3 This designation denotes acceptable credit quality. Liquidity and cash-flow protection may be narrow, and market access for refinancing is likely to be less well-established.

    FITCH INC. The following is a brief description of the applicable Fitch Inc. rating symbols and their meanings:

    AAA--Highest credit quality. 'AAA' ratings denote the lowest expectation of credit risk. They are assigned only in case of exceptionally strong capacity for timely payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

    AA--Very high credit quality. 'AA' ratings denote a very low expectation of credit risk. They indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

    A--High credit quality. 'A' ratings denote a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or economic conditions than is the case for higher ratings.

    BBB--Good credit quality. 'BBB' ratings indicate that there is currently a low expectation of credit risk. The capacity for timely payment of financial commitments is considered adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity. This is the lowest investment-grade category.

    "+" or "-" may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the 'AAA' Long-term rating category, to categories below 'CCC', or to Short-term ratings other than 'F1'.

NOTE RATINGS:

    F1--Highest credit quality. Indicates the strongest capacity for timely payment of financial commitments; may have an added "+" to denote any exceptionally strong credit feature.

    F2--Good credit quality. A satisfactory capacity for timely payment of financial commitments, but the margin of safety is not as great as in the case of the higher ratings.

OTHER INFORMATION
AMENDMENT OF INDENTURE

    The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or
(2) to make such other provisions as shall not adversely affect the Unitholders, provided, however, that the Indenture may not be amended to increase the number of Units in any Portfolio or to permit the deposit or acquisition of bonds either in addition to, or in substitution for any of the Bonds initially deposited in any Portfolio except as stated in "COMPOSITION OF TRUSTS" regarding the limited right of substitution of Replacement Bonds, except for the substitution of refunding bonds under certain circumstances and except as otherwise provided in the Prospectus or the Indenture. The Trustee shall advise the Unitholders of any amendment promptly after execution thereof.

TERMINATION OF INDENTURE

    Each Portfolio may be liquidated at any time by written consent of 100% of the Unitholders or by the Trustee when the value of such Portfolio, as shown by any evaluation, is less than 20% of the original principal amount of such Portfolio and will be liquidated by the Trustee in the event that Units not yet sold aggregating more than 60% of the Units originally created are tendered for redemption by the Sponsor thereby reducing the net worth of such Portfolio to less than 40% of the principal amount of the Bonds originally deposited in the Portfolio. The sale of Bonds from the Portfolios upon termination may result in realization of a lesser amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount of Bonds originally represented by the Units held by such Unitholder. The Indenture will terminate upon the redemption, sale or other disposition of the last Bond held thereunder, but in no event shall it continue beyond the end of the calendar year preceding the fiftieth anniversary of its execution for National and State Portfolios, beyond the end of the calendar year preceding the twentieth anniversary of its execution for Long Intermediate, and Intermediate Portfolios or beyond the end of the calendar year preceding the tenth anniversary of its execution for Short Intermediate and Short Term Portfolios.

    Written notice of any termination specifying the time or times at which Unitholders may surrender their Certificates, if any, for cancellation shall be given by the Trustee to each Unitholder at the address appearing on the registration books of a Portfolio by the Trustee. Within a reasonable time thereafter, the Trustee shall liquidate any Bonds in the Portfolio then held and shall deduct from the assets of the Portfolio any accrued costs, expenses or indemnities provided by the Indenture which are allocable to such Portfolios, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The Trustee shall then distribute to Unitholders of such Portfolio their pro rata share of the balance of the Interest and Principal Accounts. With such distribution, the Unitholders shall be furnished a final distribution statement, in substantially the same form as the annual distribution statement, of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

CODE OF ETHICS

    The Sponsor and the Portfolios have adopted a code of ethics requiring the Sponsor's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Portfolios.

LEGAL OPINION

    The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603. Special counsel for the Portfolios for respective state tax matters are named in "Tax Status" for each Portfolio appearing in Part A of this Prospectus. Carter, Ledyard & Milburn,
2 Wall Street, New York, New York 10005, has acted as counsel for the Trustee with respect to the Series and as special New York tax counsel for the Series.

AUDITORS

    The "Statement of Condition" and "Schedule of Investments" at the Date of Deposit included in Part A of the Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report in Part A of the Prospectus, and are included herein in reliance upon the authority of said firm as experts in giving said report.

SUPPLEMENTAL INFORMATION

    Upon written or telephonic request to the Trustee, investors will receive at no cost to the investor supplemental information about the Portfolios, which has been filed with the Securities and Exchange Commission and is intended to supplement information contained in Part A and Part B of the Prospectus. The supplemental information includes more detailed information concerning certain of the Bonds included in the Portfolios, taxable-equivalent yield tables and more specific risk information concerning the individual state Portfolios. This supplement also includes additional general information about the Sponsor, the accumulation plan and the Portfolios.

[NUVEEN LOGO]

                         NUVEEN TAX-FREE
                         UNIT TRUST
                         PROSPECTUS -- PART B
                         APRIL 12, 2001

                        SPONSOR       Nuveen Investments
                                      333 West Wacker Drive
                                      Chicago, IL 60606-1286
                                      Telephone: 312.917.7700

                        TRUSTEE       The Chase Manhattan Bank
                                      4 New York Plaza
                                      New York, NY 10004-2413
                                      Telephone: 800.257.8787

                  LEGAL COUNSEL       Chapman and Cutler
                                      111 West Monroe Street
                                      Chicago, IL 60603
                    INDEPENDENT       Arthur Andersen LLP
                         PUBLIC       33 West Monroe Street
                    ACCOUNTANTS       Chicago, IL 60603
                 FOR THE TRUSTS

                                 --------------

    This Prospectus does not contain complete information about the Portfolios filed with the Securities and Exchange Commission in Washington, DC under the Securities Act of 1933 and the Investment Company Act of 1940.

    More information about the Portfolios, including the code of ethics adopted by the Sponsor and the Nuveen Tax-Free Unit Trust, can be found in the Commission's Public Reference Room. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Portfolio information is also available on the EDGAR Database on the Commission's website at http://www.sec.gov, or may be obtained at prescribed rates by sending an e-mail request to publicinfo@sec.gov or by writing to the Commission's Public Reference Section at 450 Fifth Street NW, Washington, D.C. 20549-0102.

    No person is authorized to give any information or representation about the Portfolios not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.

    When Units of a Portfolio are no longer available or for investors who will reinvest into subsequent series of the Portfolios may be used as a preliminary Prospectus for a future series. If this is the case, investors should note the following:

        1. Information in this Prospectus is not complete and may be changed;

        2. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective; and

        3. This Prospectus is not an offer to sell the securities of a future series and is not soliciting an offer to buy such securities in any state where the offer or sale is not permitted.

                           NUVEEN TAX-FREE UNIT TRUST

                 ---------------------------------------------

                             INFORMATION SUPPLEMENT


                               NUVEEN SERIES 1284


           This Information Supplement provides additional information concerning the structure, operations and risks of a Nuveen Tax-Free Unit Trust not found in the prospectuses for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing ("Prospectus"). Copies of the Prospectus can be obtained by calling or writing the Trustee at the telephone number and address indicated in Part B of the Prospectus. This Information Supplement has been created to supplement information contained in the Prospectus.


           This Information Supplement is dated February 22, 2002. Capitalized terms have been defined in the Prospectus.


                               TABLE OF CONTENTS

                 ----------------------------------------------

GENERAL RISK DISCLOSURE.....................................    2
  Health Care Facility Revenue Obligations..................    2
  Single Family and Multi-Family Housing Revenue
   Obligations..............................................    2
  Single Family Mortgage Revenue Bonds......................    2
  Congregate Care Revenue Obligations.......................    3
  Federally Enhanced Obligations............................    3
  Public Housing Authority Revenue Obligations..............    3
  Industrial Revenue Obligations............................    3
  Power Revenue Obligations.................................    4
  Utility Obligations.......................................    4
  Transportation Bonds......................................    4
  Water and/or Sewerage Revenue Obligations.................    4
  Resource Recovery Revenue Obligations.....................    5
  Education Revenue Obligations.............................    5
  Bridge and Tollroad Revenue Obligations...................    5
  Dedicated-Tax Supported Revenue Bonds.....................    5
  Municipal Lease Revenue Bonds.............................    5
  Special Obligation to Crossover...........................    5
  Civic Organization Obligations............................    5
  Original Issue Discount Bonds and Stripped Obligations....    5
WHY AND HOW ARE THE BONDS INSURED?..........................    6
ACCUMULATION PLAN...........................................    8
INFORMATION ABOUT THE SPONSOR...............................   10
HOW TO CALCULATE YOUR ESTIMATED INCOME......................   12
Appendix A -- Maryland Disclosure...........................  A-1
Appendix B -- California Disclosure.........................  B-1
Appendix C -- Florida Disclosure............................  C-1
Appendix D -- New Jersey Disclosure.........................  D-1
Appendix E -- Ohio Disclosure...............................  E-1

GENERAL RISK DISCLOSURE

An investment in Units of any Trust should be made with an understanding of the risks that such an investment may entail. These include the ability of the issuer, or, if applicable, an insurer, to make payments of interest and principal when due, the effects of changes in interest rates generally, early call provisions and the potential for changes in the tax status of the Bonds. As set forth in the portfolio summaries in Part A of this Prospectus, the Trusts may contain or be concentrated in one or more of the types of bonds discussed below. The following paragraphs discuss certain circumstances which may adversely affect the ability of issuers of Bonds held in the portfolio of a Trust to make payment of principal and interest thereon or which may adversely affect the ratings of such Bonds; with respect to Insured Trusts, however, because of the insurance obtained by the Sponsor or by the issuers of the Bonds, such changes should not adversely affect an Insured Trust's receipt of principal and interest, the Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("Standard & Poor's") AAA or Moody's Investors Service, Inc. ("Moody's") Aaa ratings of the Bonds in the Insured Trust portfolio. For economic risks specific to the individual Trusts, see "Risk Factors" for each Trust.

HEALTHCARE FACILITY REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from services provided by hospitals or other health care facilities, including nursing homes. Ratings of bonds issued for health care facilities are sometimes based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, an increasing shortage of qualified nurses or a dramatic rise in nursing salaries, physicians' confidence in the facility, management capabilities, economic developments in the service area, competition from other similar providers, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance, and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs. Medicare reimbursements are currently calculated on a prospective basis and are not based on a provider's actual costs. Such method of reimbursement may adversely affect reimbursements to hospitals and other facilities for services provided under the Medicare program and thereby may have an adverse effect on the ability of such institutions to satisfy debt service requirements. In the event of a default upon a bond secured by hospital facilities, the limited alternative uses for such facilities may result in the recovery upon such collateral not providing sufficient funds to fully repay the bonds.

Certain hospital bonds provide for redemption at par upon the damage, destruction or condemnation of the hospital facilities or in other special circumstances.

SINGLE FAMILY AND MULTI-FAMILY HOUSING REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from mortgage loans to housing projects for the elderly or for low to moderate income families. Such issues are generally characterized by mandatory redemption at par or, in the case of original issue discount bonds, accreted value in the event of economic defaults and in the event of a failure of the operator of a project to comply with certain covenants as to the operation of the project. The failure of such operator to comply with certain covenants related to the tax-exempt status of interest on the Bonds, such as provisions requiring that a specified percentage of units be rented or available for rental to low or moderate income families, potentially could cause interest on such Bonds to be subject to Federal income taxation from the date of issuance of the Bonds. The ability of such issuers to make debt service payments will be affected by events and conditions affecting financed projects, including, among other things, the achievement and maintenance of sufficient occupancy levels and adequate rental income, employment and income conditions prevailing in local labor markets, increases in taxes, utility costs and other operating expenses, the managerial ability of project managers, changes in laws and governmental regulations, the appropriation of subsidies, and social and economic trends affecting the localities in which the projects are located. Occupancy of such housing projects may be adversely affected by high rent levels and income limitations imposed under Federal and state programs.

SINGLE FAMILY MORTGAGE REVENUE BONDS. Some of the Bonds in a Trust may be single family mortgage revenue bonds, which are issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. The redemption price of such issues may be more or less than the offering price of such bonds. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. Single family mortgage revenue bonds issued after December 31, 1980 were issued under
Section 103A of the Internal Revenue Code of 1954, as amended, or Section 143 of the Internal Revenue Code of 1986, which Sections contain certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case, the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. There can be no assurance that such continuing requirements will be satisfied; the failure to meet such requirements could cause interest on the Bonds to be subject to Federal income taxation, possibly from the date of issuance of the Bonds.

CONGREGATE CARE REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from loans to finance the construction and/or acquisition of congregate care facilities, including retirement facilities and nursing care units. A facility's gross receipts and net income available for debt service may be affected by future events and conditions, including, among other things, demand for services, the ability of the facility to provide the services required, management capabilities, an increasing shortage of qualified nurses or a dramatic rise in nursing salaries, economic developments in the service area, competition from other similar providers, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation and the termination or restriction of governmental financial assistance.

FEDERALLY ENHANCED OBLIGATIONS. Some of the mortgages which secure the various health care or housing projects which underlie the previously discussed Health Care Facility Revenue, Single Family and Multi-Family Housing Revenue, Single Family Mortgage Revenue Obligations and Congregate Care Revenue Bonds (the "Obligations") in a Trust may be insured by the Federal Housing Administration ("FHA"). Under FHA regulations, the maximum insurable mortgage amount cannot exceed 90% of the FHA's estimated value of the project. The FHA mortgage insurance does not constitute a guarantee of timely payment of the principal of and interest on the Obligations. Payment of mortgage insurance benefits may be
(1) less than the principal amount of Obligations outstanding or (2) delayed if disputes arise as to the amount of the payment or if certain notices are not given to the FHA within the prescribed time periods. In addition, some of the previously discussed Obligations may be secured by mortgage-backed certificates guaranteed by the Government National Mortgage Association ("GNMA"), a wholly owned corporate instrumentality of the United States, and/or the Federal National Mortgage Association ("Fannie Mae") a federally chartered and stockholder-owed corporation. GNMA and Fannie Mae guarantee timely payment of principal and interest on the mortgage-backed certificates, even where the underlying mortgage payments are not made. While such mortgage-backed certificates are often pledged to secure payment of principal and interest on the Obligations, timely payment of interest and principal on the Obligations is not insured or guaranteed by the United States, GNMA, Fannie Mae or any other governmental agency or instrumentality. The GNMA mortgage-backed certificates constitute a general obligation of the United States backed by its full faith and credit. The obligations of Fannie Mae, including its obligations under the Fannie Mae mortgage-backed securities, are obligations solely of Fannie Mae and are not backed by, or entitled to, the full faith and credit of the United States.

PUBLIC HOUSING AUTHORITY REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from loans to finance public housing projects. These bonds are guaranteed by the federal Department of Housing and Urban Development. Such issues are generally characterized by mandatory redemption at par or, in the case of original issue discount bonds, accreted value in the event of economic defaults. The ability of such issuers to make debt service payments will be affected by events and conditions affecting financed projects, including, among other things, the achievement and maintenance of sufficient occupancy levels, employment and income conditions prevailing in local labor markets, increases in taxes, utility costs and other operating expenses, changes in laws and governmental regulations, and social and economic trends affecting the localities in which the projects are located. In addition, the federal Department of Housing and Urban Development may impose regulations and/or limitations which may have an adverse impact on the Bonds in a Trust.

INDUSTRIAL REVENUE OBLIGATIONS. Certain of the Bonds in a Trust may be industrial revenue bonds ("IRBs"), which are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various industrial projects. These projects are usually operated by corporate entities. Issuers are obligated only to pay amounts due on the IRBs to the extent that funds are available from the unexpended proceeds of the IRBs or receipts or revenues of the issuer under an arrangement between the issuer and the corporate operator of a project. The arrangement may be in the form of a lease, installment sale agreement, conditional sale agreement or loan agreement, but in each case the payments to the issuer are designed to be sufficient to meet the payments of amounts due on the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project and, if applicable, corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may have an impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such Bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such Bonds, even though no actual takeover or other action is ever contemplated or effected. The IRBs in a Trust may be subject to special or extraordinary redemption provisions which may provide for redemption at par or, in the case of original issue discount bonds, accreted value. The Sponsor cannot predict the causes or likelihood of the redemption of IRBs in a Trust prior to the stated maturity of such Bonds.

POWER REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from pollution control bonds as well as the sale of electric energy and oil and gas. Some of these obligations are backed by the credit of an investor owned utility (IOU). The problems faced by such issuers include the difficulty in obtaining approval for timely and adequate rate increases from the applicable public utility commissions, the difficulty of financing large construction programs, increased competition, reductions in estimates of future demand for electricity in certain areas of the country, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds in a Trust to make payments of principal and/ or interest on such Bonds.

UTILITY OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from the sale of natural gas or the combined net revenue of two or more municipal utility systems operating as a single entity. The problems faced by such issuers include the difficulty in obtaining approval for timely and adequate rate increases from the applicable public utility commissions, the difficulty of financing large construction programs, increased competition, reductions in estimates of future demands for natural gas in certain areas of the country, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds in a Trust to make payments of principal and/or interest on such Bonds.

TRANSPORTATION BONDS. Some of the Bonds in a Trust may be obligations of issuers which are payable from and secured by revenues derived from the ownership and operation of airports, public transit systems, parking systems and ports. The major portion of an airport's gross operating income is generally derived from fees received from airlines pursuant to use agreements which consist of annual payments for airport use, occupancy of certain terminal space, service fees and leases. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. In particular, facilities with use agreements involving airlines experiencing financial difficulty may experience a reduction in revenue due to the possible inability of these airlines to meet their use agreement obligations because of such financial difficulties and possible bankruptcy. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Bonds that are secured primarily by the revenue collected by a public transit system typically are additionally secured by a pledge of sales tax receipts collected at the state or local level, or of other governmental financial assistance. Transit system net revenues will be affected by variations in utilization, which in turn may be affected by the degree of local governmental subsidization, demographic and population shifts, and competition from other forms of transportation; and by increased costs, including costs resulting from previous deferrals of maintenance. Parking system revenues are primarily derived from fees collected from patrons who use the parking systems, and are affected by demographic and population shifts, competition from public transportation systems and other modes of transportation and increased fuel costs. Port authorities derive their revenues primarily from fees imposed on ships using the facilities. The rate of utilization of such facilities may fluctuate depending on the local economy and on competition from competing forms of transportation such as air, rail and trucks.

WATER AND/OR SEWERAGE REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such Bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees.

RESOURCE RECOVERY REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from the sale of sewerage or solid waste disposal services. Such bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the effect of conservation programs and the impact of "no-growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees.

EDUCATION REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers which are, or which govern the operation of, colleges and universities and whose revenues are derived mainly from tuition, dormitory revenues, grants and endowments. General problems of such issuers include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers. All of such issuers have been experiencing certain of these problems in varying degrees.

BRIDGE AND TOLLROAD REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers which derive their payments from bridge, road or tunnel toll revenues. The revenues of such an issuer could be adversely affected by competition from toll-free vehicular bridges and roads and alternative modes of transportation. Such revenues could also be adversely affected by a reduction in the availability of fuel to motorists or significant increases in the costs thereof. Specifically, governmental regulations restricting the use of vehicles in the New York City metropolitan area may adversely affect revenues of the Triborough Bridge and Tunnel Authority.

DEDICATED-TAX SUPPORTED REVENUE BONDS. Some of the Bonds in a Trust may be obligations of issuers which are payable from and secured by tax revenues from a designated source, which revenues are pledged to secure the bonds. The various types of Bonds described below differ in structure and with respect to the rights of the bondholders to the underlying property. Each type of dedicated-tax supported Bond has distinct risks, only some of which are set forth below. One type of dedicated-tax supported Bond is secured by the incremental tax received on either real property or on sales within a specifically defined geographical area; such tax generally will not provide bondholders with a lien on the underlying property or revenues. Another type of dedicated-tax supported Bond is secured by a special tax levied on real property within a defined geographical area in such a manner that the tax is levied on those who benefit from the project; such bonds typically provide for a statutory lien on the underlying property for unpaid taxes. A third type of dedicated-tax supported Bond may be secured by a tax levied upon the manufacture, sale or consumption of commodities or upon the license to pursue certain occupations or upon corporate privileges within a taxing jurisdiction. As to any of these types of Bonds, the ability of the designated revenues to satisfy the interest and principal payments on such bonds may be affected by changes in the local economy, the financial success of the enterprise responsible for the payment of the taxes, the value of any property on which taxes may be assessed and the ability to collect such taxes in a timely fashion. Each of these factors will have a different affect on each distinct type of dedicated-tax supported bonds.

MUNICIPAL LEASE REVENUE BONDS. Some of the Bonds in a Trust may be obligations that are secured by lease payments of a governmental entity. Such payments are normally subject to annual budget appropriations of the leasing governmental entity. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby.

SPECIAL OBLIGATION TO CROSSOVER. Some of the Bonds in a Trust may be issued with the intention of crossover refunding an outstanding issue at a future date. These bonds are secured to the crossover date by U.S. Government securities purchased with the proceeds of the refunding bonds. The revenues of such an issuer could be adversely affected by problems associated with the outstanding issue, economic, social and environmental policies and conditions that are not within the control of the issuer and governmental policies and regulations affecting the issuer.

CIVIC ORGANIZATION OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from the pledge of civic organizations, including their assets. The problems faced by such issuers include the ability to collect pledges made, the unpredictable nature of an organization's composition and participation, the quality and skill of management, increased costs and delays attributable to organizations, expenses, and legislation regarding certain organizational purposes.

ORIGINAL ISSUE DISCOUNT BONDS AND STRIPPED OBLIGATIONS. Certain of the Bonds in a Trust may be original issue discount bonds. These Bonds were issued with nominal interest rates less than the rates then offered by comparable securities and as a consequence were originally sold at a discount from their face, or par, values. This original issue discount, the difference between the initial purchase price and face value, is deemed under current law to accrue on a daily basis and the accrued portion is treated as tax-exempt interest income for federal income tax purposes. On sale or redemption, gain, if any, realized in excess of the earned portion of original issue discount will be taxable as capital gain. See "TAX STATUS" in Part B of this Prospectus. The current value of an original issue discount bond reflects the present value of its face amount at maturity. In a stable interest rate environment, the market value of an original issue discount bond would tend to increase more slowly in early years and in greater increments as the bond approached maturity.

Certain of the original issue discount bonds in a Trust may be zero coupon bonds. Zero coupon bonds do not provide for the payment of any current interest; the buyer receives only the right to receive a final payment of the face amount of the bond at its maturity. The effect of owning a zero coupon bond is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of the obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield, but at the same time also eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality that pay interest currently.

Original issue discount bonds, including zero coupon bonds, may be subject to redemption at prices based on the issue price plus the amount of original issue discount accreted to redemption (the "accreted value") plus, if applicable, some premium. Pursuant to such call provisions an original issue discount bond may be called prior to its maturity date at a price less than its face value. See the "Schedules of Investments" for more information about the call provisions of portfolio Bonds.

Certain of the Bonds in a Trust may be Stripped Obligations, which represent evidences of ownership with respect to either the principal amount of or a payment of interest on a tax-exempt obligation. An obligation is "stripped" by depositing it with a custodian, which then effects a separation in ownership between the bond and any interest payment which has not yet become payable, and issues evidences of ownership with respect to such constituent parts. A Stripped Obligation therefore has economic characteristics similar to zero coupon bonds, as described above.

Each Stripped Obligation has been purchased at a discount from the amount payable at maturity. With respect to each Unitholder, the Internal Revenue Code treats as "original issue discount" that portion of the discount which produces a yield to maturity (as of the date of purchase of the Unitholder's Units) equal to the lower of the coupon rate of interest on the underlying obligation or the yield to maturity on the basis of the purchase price of the Unitholder's Units which is allocable to each Stripped Obligation. Original issue discount which accrues with respect to a Stripped Obligation will be exempt from Federal income taxation to the same extent as interest on the underlying obligations. (See "TAX STATUS" in Part B of this Prospectus.)

Unitholders should consult their own tax advisers with respect to the state and local tax consequences of owning original issue discount bonds or Stripped Obligations. Under applicable provisions governing determination of state and local taxes, interest on original issue discount bonds or Stripped Obligations may be deemed to be received in the year of accrual even though there is no corresponding cash payment.

WHY AND HOW ARE THE BONDS INSURED?

INSURANCE ON THE BONDS

INSURED TRUSTS--The bonds in the Trust are covered by insurance policies obtained by the Sponsor or by the issuers or underwriters of the bonds from AMBAC Assurance Corporation ("AMBAC"), Financial Guaranty Insurance Company ("FGIC"), Financial Security Assurance Inc. ("FSA") or MBIA Insurance Corporation ("MBIA") (the "Insurers"). The "Schedule of Investments" in Part A of the Prospectus identifies the Insurer of each bond. Insurance guarantees the timely payment, when due, of all principal and interest on the bonds. Such insurance is effective so long as the insured bond is outstanding and the insurer remains in business. Insurance relates only to the particular bond and not to the Units offered hereby or to their market value. The bonds have received a rating of "Aaa" by Moody's, "AAA" by Fitch, Inc. ("Fitch") and/or "AAA" by Standard & Poor's in recognition of such insurance. There can be no assurance that any Insurer listed will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's, Fitch and/or Moody's have rated the claims-paying ability of each Insurer "AAA," 'AAA" or "Aaa," respectively. The following are brief descriptions of the Insurers.

    AMBAC ASSURANCE CORPORATION. Effective July 14, 1997, AMBAC Indemnity Corporation changed its name to AMBAC Assurance Corporation. AMBAC is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in 50 states, the District of Columbia, the Territory of Guam and the Commonwealth of Puerto Rico, with admitted assets of approximately $4,568,000,000 (unaudited) and statutory capital of approximately $2,787,000,000 (unaudited) as of March 31, 2001. Statutory capital consists of AMBAC's policyholders' surplus and statutory contingency reserve. AMBAC is a wholly owned subsidiary of AMBAC Financial Group, Inc., a 100% publicly-held company. Moody's, Fitch and Standard & Poor's have both assigned a triple-A financial strength rating to AMBAC.

Copies of its financial statements prepared in accordance with statutory accounting standards are available from AMBAC. The address of AMBAC's administrative offices and its telephone number are One State Street Plaza, 17th Floor, New York, New York 10004 and (212) 668-0340.

AMBAC has entered into quota share reinsurance agreements under which a percentage of the insurance underwritten pursuant to certain municipal bond insurance programs of AMBAC has been and will be assumed by a number of foreign and domestic unaffiliated reinsurers.

    MBIA INSURANCE CORPORATION. MBIA is the principal operating subsidiary of MBIA Inc., a New York Stock Exchange listed company (the "Company"). MBIA Inc. is not obligated to pay the debts of or claims against MBIA. MBIA is domiciled in the State of New York and licensed to do business in and subject to regulation under the laws of all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. MBIA has three branches, one in the Republic of France, one in the Republic of Singapore and one in the Kingdom of Spain. New York has laws prescribing minimum capital requirements, limiting classes and concentrations of investments and requiring the approval of policy rates and forms. State laws also regulate the amount of both the aggregate and individual risks that may be insured, the payment of dividends by MBIA, changes in control and transactions among affiliates. Additionally, MBIA is required to maintain contingency reserves on its liabilities in certain amounts and for certain periods of time.

As of December 31, 2000, MBIA had admitted assets of $7.6 billion (audited), total liabilities of $5.2 billion (audited), and total capital and surplus of $2.4 billion (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of June 30, 2001, MBIA had admitted assets of $8.1 billion (unaudited), total liabilities of $5.8 billion (unaudited), and total capital and surplus of $2.3 billion (unaudited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities.

The Company files annual, quarterly and special reports, information statements and other information with the SEC under File No. 1-9583. Copies of the SEC filings are available (i) over the Internet at the SEC's web site at http://www.sec.gov; (ii) at the SEC's public reference room in Washington D.C.;
(iii) over the Internet at the Company's web site at http://www.mbia.com; and
(iv) at no cost, upon request to MBIA Insurance Corporation, 113 King Street, Armonk, New York 10504. The telephone number of MBIA is (914) 273-4545.

Moody's rates the financial strength of MBIA "Aaa".

Standard & Poor's, a division of The McGraw-Hill Companies, Inc., rates the financial strength of MBIA "AAA".

Fitch rates the financial strength of MBIA "AAA".

Each rating of MBIA should be evaluated independently. The ratings reflect the respective rating agency's current assessment of the creditworthiness of MBIA and its ability to pay claims on its policies of insurance. Any further explanation as to the significance of the above ratings may be obtained only from the applicable rating agency.

The above ratings are not recommendations to buy, sell or hold the Bonds, and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of any of the above ratings may have an adverse effect on the market price of the Bonds. MBIA does not guaranty the market price of the Bonds nor does it guaranty that the ratings on the Bonds will not be revised or withdrawn.

    FINANCIAL GUARANTY INSURANCE COMPANY. FGIC is a wholly-owned subsidiary of FGIC Corporation (the "Corporation"), a Delaware holding company. The Corporation is a subsidiary of General Electric Capital Corporation ("GE Capital"). Neither the Corporation nor GE Capital is obligated to pay the debts of or the claims against FGIC. FGIC is a monoline financial guaranty insurer domiciled in the State of New York and subject to regulation by the State of New York Insurance Department. As of June 30, 2001, the total capital and surplus of FGIC was $1.181 billion. FGIC prepares financial statements on the basis of both statutory accounting principles, and generally accepted accounting principles. Copies of such financial statements may be obtained by writing to FGIC at 115 Broadway, New York, New York 10006, Attention: Communications Department, telephone number: (212) 312-3000 or to the New York State Insurance Department at 25 Beaver Street, New York, New York 10004-2319, Attention: Financial Condition Property/Casualty Bureau, telephone number: (212) 480-5187.

In addition, FGIC is currently licensed to write insurance in all 50 states and the District of Columbia.

    FINANCIAL SECURITY ASSURANCE INC. FSA is a monoline insurance company incorporated in 1984 under the laws of the State of New York. FSA is licensed to engage in the financial guaranty insurance business in all 50 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands.

FSA and its subsidiaries are engaged in the business of writing financial guaranty insurance, principally in respect of securities offered in domestic and foreign markets. Financial guaranty insurance provides a guaranty of scheduled payments of an issuer's securities--thereby enhancing the credit rating of those securities--in consideration of payment of a premium to the insurer. FSA and its subsidiaries principally insure asset-backed, collateralized and municipal securities. Asset-backed securities are typically supported by residential mortgage loans, consumer or trade receivables, securities or other asset having an ascertainable cash flow or market value. Collateralized securities include public utility first mortgage bonds and sale/leaseback obligation bonds. Municipal securities include general obligation bonds, special revenue bonds and other special obligations of state and local governments. FSA insures both newly issued securities sold in the primary market and outstanding securities sold in the secondary market that satisfy FSA underwriting criteria.

FSA is a wholly-owned subsidiary of Financial Security Assurance Holdings Ltd. ("Holdings"). Holdings is an indirect subsidiary of Dexia, S.A., a publicly held Belgian corporation. Dexia S.A., through its bank subsidiaries, is primarily engaged in the business of public finance in France, Belgium and other European countries. No shareholder of FSA is obligated to pay any debt of FSA or any claim under any insurance policy issued by FSA or to make any additional contribution to the capital of FSA. As of June 30, 2001, the total policyholders' surplus and contingency reserves and the total unearned premium reserve, respectively, of FSA and its consolidated subsidiaries were, in accordance with statutory accounting principles, approximately $1,481,333,000 (unaudited) and $766,018,000 (unaudited), and the total shareholders' equity and the total unearned premium reserve, respectively, of FSA and its consolidated subsidiaries were, in accordance with generally accepted accounting principles, approximately $1,589,409,000 (unaudited) and $632,823,000 (unaudited). Copies of FSA's financial statements may be obtained by writing to FSA at 350 Park Avenue, New York, New York 10022, Attention: Communications Department. Its telephone number is (212) 826-0100.

Under an intercompany agreement, liabilities on financial guaranty insurance written or reinsured from third parties by FSA or its domestic or Bermuda operating insurance company subsidiaries are generally reinsured among such companies on an agreed-upon percentage substantially proportional to their respective capital, surplus and reserves, subject to applicable statutory risk limitations. In addition, FSA reinsures a portion of its liabilities under certain of its financial guaranty insurance policies with other reinsurers under various quota share treaties and on a transaction-by-transaction basis. This reinsurance is used by FSA as a risk management device and to comply with certain statutory and rating agency requirements; it does not alter or limit FSA's obligations under any financial guaranty insurance policy.

FSA's insurance financial strength is rated "Aaa" by Moody's and "AAA" by Fitch. FSA's insurer financial strength is rated "AAA" by Standard & Poor's and Standard & Poor's (Australia) Pty. Ltd. FSA's claims-paying ability is rated "AAA" by Japan Rating and Investment Information, Inc. These ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by those rating agencies.

TRADITIONAL TRUSTS--Insurance guaranteeing the timely payment, when due, of all principal and interest on certain Bonds in a Traditional Trust may have been obtained by the Sponsor, issuer or underwriter of the particular Bonds involved or by another party. Such insurance, which provides coverage substantially the same as that obtained with respect to Bonds in Insured Trusts as described above, is effective so long as the insured Bond is outstanding and the insurer remains in business. Insurance relates only to the particular Bond and not to the Units offered hereby or to their market value. Insured Bonds have received a rating of "Aaa" by Moody's and/or "AAA" by Standard & Poor's in recognition of such insurance.

If a Bond in a Traditional Trust is insured, the Schedule of Investments in Part A of this Prospectus will identify the insurer. Such insurance will be provided by FGIC, AMBAC, Bond Investors Guaranty Insurance Company, now known as MBIA Corp. of Illinois ("BIG"), FSA, Municipal Bond Insurance Association (the "Association"), MBIA or Connie Lee Insurance Company ("ConnieLee"). There can be no assurance that any insurer listed therein will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's has rated the claims-paying ability of each insurer "AAA," and Moody's has rated all bonds insured by each such insurer, except ConnieLee, "Aaa." Moody's gives no ratings for bonds insured by ConnieLee.

Because any such insurance will be effective so long as the insured Bonds are outstanding, such insurance will be taken into account in determining the market value of such Bonds and therefore some value attributable to such insurance will be included in the value of the Units of the Trust that includes such Bonds. The insurance does not, however, guarantee the market value of the Bonds or of the Units.

ACCUMULATION PLAN

The Sponsor, Nuveen Investments, is also the principal underwriter of the Accumulation Funds listed in the following table. Each of these funds is an open-end, diversified management investment company into which Unitholders may choose to reinvest Trust distributions automatically, without any sales charge. Unitholders may reinvest both interest and principal distributions or principal distributions only. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in securities which would not be eligible for deposit in the Trusts. The investment adviser to each Accumulation Fund is a wholly-owned subsidiary of the Sponsor. Unitholders should contact their financial adviser or the Sponsor to determine which of the Accumulation Funds they may reinvest into, as reinvestment in certain of the Accumulation Funds may be restricted to residents of a particular state or states. Unitholders may obtain a prospectus for each Accumulation Fund through their financial adviser or through the Sponsor at (800) 257-8787. For a more detailed description, Unitholders should read the prospectus of the Accumulation Fund in which they are interested.

The following is a complete list of the Accumulation Funds currently available, as of the Date of Deposit of this Prospectus, to Unitholders under the Accumulation Plan. The list of available Accumulation Funds is subject to change without the consent of any of the Unitholders.

ACCUMULATION FUNDS

MUTUAL FUNDS

NUVEEN FLAGSHIP MUNICIPAL TRUST

      Nuveen Intermediate Duration Bond Fund
      Nuveen Insured Municipal Bond Fund
      Nuveen Flagship All-American Municipal Bond Fund
      Nuveen Flagship Limited Term Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST I

      Nuveen Flagship Arizona Municipal Bond Fund
      Nuveen Flagship Colorado Municipal Bond Fund
      Nuveen Flagship Florida Municipal Bond Fund
      Nuveen Maryland Municipal Bond Fund
      Nuveen Flagship New Mexico Municipal Bond Fund
      Nuveen Flagship Pennsylvania Municipal Bond Fund
      Nuveen Flagship Virginia Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST II

      Nuveen California Municipal Bond Fund
      Nuveen California Insured Municipal Bond Fund
      Nuveen Flagship Connecticut Municipal Bond Fund
      Nuveen Massachusetts Municipal Bond Fund
      Nuveen Massachusetts Insured Municipal Bond Fund
      Nuveen Flagship New Jersey Municipal Bond Fund
      Nuveen Flagship New York Municipal Bond Fund
      Nuveen New York Insured Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST III

      Nuveen Flagship Georgia Municipal Bond Fund
      Nuveen Flagship Louisiana Municipal Bond Fund
      Nuveen Flagship North Carolina Municipal Bond Fund
      Nuveen Flagship Tennessee Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST IV

      Nuveen Flagship Kansas Municipal Bond Fund
      Nuveen Flagship Kentucky Municipal Bond Fund
      Nuveen Flagship Michigan Municipal Bond Fund
      Nuveen Flagship Missouri Municipal Bond Fund
      Nuveen Flagship Ohio Municipal Bond Fund
      Nuveen Flagship Wisconsin Municipal Bond Fund

Nuveen Taxable Funds, Inc.

NUVEEN INVESTMENT TRUST

      Nuveen Large Cap Value Fund
      Nuveen Balanced Stock and Bond Fund
      Nuveen Balanced Municipal and Stock Fund
      Nuveen European Value Fund

NUVEEN INVESTMENT TRUST II

      Nuveen Rittenhouse Growth Fund
      Nuveen Innovation Fund
      Nuveen International Growth Fund

NUVEEN INVESTMENT TRUST III

      Nuveen Income Fund

Each person who purchases Units of a Trust may become a participant in the Accumulation Plan and elect to have his or her distributions on Units of the Trust invested directly in shares of one of the Accumulation Funds. Reinvesting Unitholders may select any interest distribution plan. Thereafter, each distribution of interest income or principal on the participant's Units (principal only in the case of a Unitholder who has chosen to reinvest only principal distributions) will, on the applicable distribution date, or the next day on which the New York Stock Exchange is normally open ("business day") if the distribution date is not a business day, automatically be received by the transfer agent for each of the Accumulation Funds, on behalf of such participant and applied on that date to purchase shares (or fractions thereof) of the Accumulation Fund chosen at net asset value as computed as of 4:00 p.m. eastern time on each such date. All distributions will be reinvested in the Accumulation Fund chosen and no part thereof will be retained in a separate account. These purchases will be made without a sales charge.

The Transfer Agent of the Accumulation Fund will mail to each participant in the Accumulation Plan a quarterly statement containing a record of all transactions involving purchases of Accumulation Fund shares (or fractions thereof) with Trust interest distributions or as a result of reinvestment of Accumulation Fund dividends. Any distribution of principal used to purchase shares of an Accumulation Fund will be separately confirmed by the Transfer Agent. Unitholders will also receive distribution statements from the Trustee detailing the amounts transferred to their Accumulation Fund accounts.

Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from principal only reinvestment to reinvestment of both principal and interest or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

INFORMATION ABOUT THE SPONSOR

The Sponsor has also acted as co-managing underwriter of Nuveen Senior Income Fund, Nuveen Floating Rate Fund, Nuveen Municipal Value Fund, Inc., Nuveen California Municipal Value Fund, Inc., Nuveen New York Municipal Value Fund, Inc., Nuveen Municipal Income Fund, Inc., Nuveen Premium Income Municipal Fund, Inc., Nuveen Performance Plus Municipal Fund, Inc., Nuveen California Performance Plus Municipal Fund, Inc., Nuveen New York Performance Plus Municipal Fund, Inc., Nuveen Municipal Advantage Fund, Inc., Nuveen Municipal Market Opportunity Fund, Inc., Nuveen California Municipal Market Opportunity Fund, Inc., Nuveen Investment Quality Municipal Fund, Inc., Nuveen California Investment Quality Municipal Fund, Inc., Nuveen New York Investment Quality Municipal Fund, Inc., Nuveen Insured Quality Municipal Fund, Inc., Nuveen Florida Investment Quality Municipal Fund, Nuveen Pennsylvania Investment Quality Municipal Fund, Nuveen New Jersey Investment Quality Municipal Fund, Inc., Nuveen Select Quality Municipal Fund, Inc., Nuveen California Select Quality Municipal Fund, Inc., Nuveen New York Select Quality Municipal Fund, Inc., Nuveen Quality Income Municipal Fund, Inc., Nuveen Insured Municipal Opportunity Fund, Inc., Nuveen Florida Quality Income Municipal Fund, Nuveen Michigan Quality Income Municipal Fund, Inc., Nuveen Ohio Quality Income Municipal Fund, Inc., Nuveen Texas Quality Income Municipal Fund, Nuveen California Quality Income Municipal Fund, Inc., Nuveen New York Quality Income Municipal Fund, Inc., Nuveen Premier Municipal Income Fund, Inc., Nuveen Premier Insured Municipal Income Fund, Inc., Nuveen Select Tax-Free Income Portfolio, Nuveen Select Tax-Free Income Portfolio 2, Nuveen Insured California Select Tax-Free Income Portfolio, Nuveen Insured New York Select Tax-Free Income Portfolio, Nuveen Premium Income Municipal Fund 2, Inc., Nuveen Select Tax-Free Income Portfolio 3, Nuveen Select Maturities Municipal Fund, Nuveen Insured California Premium Income Municipal Fund, Inc., Nuveen Arizona Premium Income Municipal Fund, Inc., Nuveen Insured Florida Premium Income Municipal Fund, Nuveen Michigan Premium Income Municipal Fund, Inc., Nuveen New Jersey Premium Income Municipal Fund, Inc., Nuveen Insured New York Premium Income Municipal Fund, Inc., Nuveen Premium Income Municipal Fund 4, Inc., Nuveen Pennsylvania Premium Income Municipal Fund 2, Nuveen Maryland Premium Income Municipal Fund, Nuveen Virginia Premium Income Municipal Fund, Nuveen Massachusetts Premium Income Municipal Fund, Nuveen Insured California Premium Income Municipal Fund 2, Inc., Nuveen Georgia Premium Income Municipal Fund, Nuveen Missouri Premium Income Municipal Fund, Nuveen Connecticut Premium Income Municipal Fund, Nuveen North Carolina Premium Income Municipal Fund, Nuveen California Premium Income Municipal Fund, Nuveen Dividend Advantage Municipal Fund, Nuveen California Dividend Advantage Municipal Fund, Nuveen New York Dividend Advantage Municipal Fund, Nuveen Arizona Dividend

Advantage Municipal Fund, Nuveen Connecticut Dividend Advantage Municipal Fund, Nuveen Maryland Dividend Advantage Municipal Fund, Nuveen Massachusetts Dividend Advantage Municipal Fund, Nuveen North Carolina Dividend Advantage Municipal Fund, Nuveen Virginia Dividend Advantage Municipal Fund, Nuveen California Dividend Advantage Municipal Fund 2, Nuveen New Jersey Dividend Advantage Municipal Fund, Nuveen New York Dividend Advantage Municipal Fund 2, Nuveen Ohio Dividend Advantage Municipal Fund, Nuveen Pennsylvania Dividend Advantage Municipal Fund, Nuveen Dividend Advantage Municipal Fund 2, Nuveen Insured Premium Income Municipal Fund 2, Nuveen Dividend Advantage Municipal Fund 3, Nuveen California Dividend Advantage Municipal Fund 3, Nuveen Georgia Dividend Advantage Municipal Fund, Nuveen Maryland Dividend Advantage Municipal Fund 2, Nuveen Michigan Dividend Municipal Fund, Nuveen Ohio Dividend Advantage Municipal Fund 2, Nuveen North Carolina Dividend Advantage Fund 2, Nuveen Virginia Dividend Advantage Fund 2 and Nuveen Real Estate Income Fund, all registered closed-end management investment companies. Including the registered open-end and closed-end investment companies listed above and its defined portfolios, Nuveen has approximately $75 billion in securities under management.

HOW TO CALCULATE YOUR ESTIMATED INCOME

The examples provided below illustrate how to calculate the estimated annual income generated by a hypothetical $10,000 investment in each respective Trust. The illustrations assume that the investment was made on the day prior to the date of deposit by an investor electing the monthly distribution plan and that the portfolio contains all the securities described in the portfolio. These hypothetical examples are for illustrative purposes only and not intended to reflect or predict the results of any actual investment and do not contemplate changes to the portfolio or expenses.


EXAMPLE OF HOW TO CALCULATE YOUR ESTIMATED INCOME:

    MARYLAND TRADITIONAL PORTFOLIO 359

    $10,000                        DIVIDED BY $99.88                         =        100.120
    Investment                             Offering price and                         # of units purchased
    (as of 02/21/02)                       accrued interest

    100.120                       X        $4.4506                           =        $445.59
    # of units purchased                   Annual income per unit                     annual income
                                           (monthly plan)




EXAMPLE OF HOW TO CALCULATE YOUR ESTIMATED INCOME:

    CALIFORNIA INSURED PORTFOLIO 371

    $10,000                        DIVIDED BY $99.65                         =        100.351
    Investment                             Offering price and                         # of units purchased
    (as of 02/21/02)                       accrued interest

    100.351                       X        $4.4424                           =        $445.80
    # of units purchased                   Annual income per unit                     annual income
                                           (monthly plan)




EXAMPLE OF HOW TO CALCULATE YOUR ESTIMATED INCOME:

    FLORIDA INSURED PORTFOLIO 317

    $10,000                        DIVIDED BY $99.70                         =        100.300
    Investment                             Offering price and                         # of units purchased
    (as of 02/21/02)                       accrued interest

    100.300                       X        $4.4853                           =        $449.88
    # of units purchased                   Annual income per unit                     annual income
                                           (monthly plan)


EXAMPLE OF HOW TO CALCULATE YOUR ESTIMATED INCOME:

    NEW JERSEY INSURED PORTFOLIO 283

    $10,000                        DIVIDED BY $100.17                        =        99.830
    Investment                             Offering price and                         # of units purchased
    (as of 02/21/02)                       accrued interest

    99.830                        X        $4.4501                           =        $444.25
    # of units purchased                   Annual income per unit                     annual income
                                           (monthly plan)




EXAMPLE OF HOW TO CALCULATE YOUR ESTIMATED INCOME:

    OHIO INSURED PORTFOLIO 200

    $10,000                        DIVIDED BY $100.29                        =        99.710
    Investment                             Offering price and                         # of units purchased
    (as of 02/21/02)                       accrued interest

    99.710                        X        $4.4555                           =        $444.26
    # of units purchased                   Annual income per unit                     annual income
                                           (monthly plan)

                                   APPENDIX A

                              MARYLAND DISCLOSURE

ECONOMIC FACTORS--MARYLAND

Some of the significant financial considerations relating to the investments of the Maryland Traditional Trust are summarized below. This information is derived principally from official statements and preliminary official statements relating to issues of Maryland obligations and does not purport to be a complete description.

GENERALLY. Job creation in Maryland over the past year has been strongest in the areas of mining, construction, and transportation and public utilities with increases of 7.1%, 4.0% and 4.0% respectively. Meanwhile, government jobs increased only 1.8% and two areas, manufacturing and finance, insurance and real estate (FIRE) actually decreased 1.3% and 1.1% respectively. As of December 2000, Maryland's unemployment rate was 3.7%, up 0.5% from the previous December. Per capita personal income in Maryland was $32,465 in 1999 up from the previous year's $30,850.

REVENUES AND EXPENDITURES. Maryland's fiscal year ends June 30. After growth of 5.9% in fiscal year 1999 and 6.7% in 2000, the Maryland Board of Revenue projects revenues to grow 3.4% in fiscal year 2001. This growth rate reflects the reduced revenue as an income tax cut is phased in. Total estimated general fund revenues are $9.4 billion for fiscal year 2001.

Maryland will enter fiscal year 2001 with $940 million of surplus funds. Of this, $815 million is the general fund balance. The remaining $125 million is allocated to the "Rainy Day" account of the state reserve fund (officially the Revenue Stabilization Fund). The "Rainy Day" fund acts as a savings account for the state. Funds are set aside to protect against unexpected revenue declines and to finance future expenses. State law establishes a target of 5% of general funds for the "Rainy Day" fund. As of June 30, 1999 this account contained
$580 million, or 6.4% of general fund revenues.

Over $500 million of Maryland's surplus funds will be invested in capital projects to promote education, transportation and smart growth. Another
$400 million will be placed in reserve to fund the future cost of state income tax relief and to finance capital projects now in the design phase. Maryland's budget allocates the first $250 million from the state's share of the national tobacco settlements. These funds are directed towards fighting cancer, smoking and substance abuse and to education programs. The state budget for fiscal year 2001 totals $19.6 billion, a 9% increase over 2000. The budget for 2001 directs most of this increase to improve education at all levels.

DEBT MANAGEMENT. The public indebtedness of the State of Maryland and its instrumentalities is divided into three general types. The state itself issues general obligation bonds for capital improvements and for various state and local projects, for which property taxes, the debt service fund loan repayments and general fund appropriations are used for repayment. In addition, for transportation purposes the Maryland Department of Transportation issues limited, special obligation bonds payable primarily from specific, fixed-rate excise taxes and other revenues related mainly to highway use. Certain authorities issue obligations payable solely from specific non-tax, enterprise fund revenues and for which the state has no liability and has given no moral obligation assurance.

General Obligation debt financing provides the funding for State-owed capital improvements for prisons and colleges, various State capital grants to local governments and private non-profit organizations. Projects funded include local public schools, local jails, water treatment facilities, museums, and rehabilitation of historic structures and private treatment centers for the developmentally and physically disabled. During Fiscal Year 1999, Maryland issued $475 million of new general obligation bonds. The Department of Transportation and the Maryland Transportation Authority had $754 million and $344 million, respectively, in outstanding limited obligation bonds at the close of the same time period.

The State of Maryland's General Obligation Bonds have been assigned a credit rating of AAA by Standard and Poor's, Aaa by Moody's and AAA by Fitch.

There can be no assurance that such ratings will be maintained in the future. It should be noted that the creditworthiness of obligations issued by local Maryland issuers may be unrelated to the creditworthiness of obligations issued by the State of Maryland, and that there is no obligation on the part of the State to make payment on such local obligations in the event of default.

While the ratings and other factors mentioned above indicate that Maryland and its principal subdivisions and agencies are addressing the effects of the economic recession and, overall, are in satisfactory economic health, there can, of course, be no assurance that this will continue or that particular bond issues may not be adversely affected by changes in state or local economic or political conditions.

MARYLAND TAXABLE ESTIMATED CURRENT RETURN TABLE

The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal, state and local taxes, using published 2002 marginal Federal tax rates and marginal state and local tax rates currently available and scheduled to be in effect*. The table assumes that federal taxable income is equal to state and county income subject to tax and for cases in which more than one state rate falls within a Federal bracket, the state rate corresponding to the highest income within that Federal bracket is used. The combined state, local and Federal tax rates shown reflect the fact that state tax payments are currently deductible for Federal tax purposes. The tables do not reflect any taxes other than personal income taxes and does not reflect any local taxes, other than the assumed county income tax noted below. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                  FEDERAL       COMBINED
   FEDERAL       ADJUSTED       STATE*,
   TAXABLE         GROSS       LOCAL AND                  TAX-FREE ESTIMATED CURRENT RETURN
   INCOME         INCOME        FEDERAL     --------------------------------------------------------------
  (1,000'S)      (1,000'S)     TAX RATE1    4.00%   4.25%   4.50%   4.75%   5.00%   5.25%   5.50%   5.75%
-------------  -------------  ------------  ------  ------  ------  ------  ------  ------  ------  ------
$12.00- 46.70  $    0-137.30         22.0%   5.13    5.45    5.77    6.09    6.41    6.73    7.05    7.37
 46.70-112.85       0-137.30         33.0    5.97    6.34    6.72    7.09    7.46    7.84    8.21    8.58
               137.30-206.00         33.5    6.02    6.39    6.77    7.14    7.52    7.89    8.27    8.65
112.85-171.95       0-137.30         35.5    6.20    6.59    6.98    7.36    7.75    8.14    8.53    8.91
               137.30-206.00         36.5    6.30    6.69    7.09    7.48    7.87    8.27    8.66    9.06
               206.00-328.50         39.0    6.56    6.97    7.38    7.79    8.20    8.61    9.02    9.43
171.95-307.05  137.30-206.00         41.5    6.84    7.26    7.69    8.12    8.55    8.97    9.40    9.83
               206.00-328.50         44.5    7.21    7.66    8.11    8.56    9.01    9.46    9.91   10.36
                 Over 328.50         41.52   6.84    7.26    7.69    8.12    8.55    8.97    9.40    9.83
  Over 307.05  206.00-328.50         48.0    7.69    8.17    8.65    9.13    9.62   10.10   10.58   11.06
                 Over 328.50         44.53   7.21    7.66    8.11    8.56    9.01    9.46    9.91   10.36

  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                  FEDERAL       COMBINED
   FEDERAL       ADJUSTED       STATE*,
   TAXABLE         GROSS       LOCAL AND                  TAX-FREE ESTIMATED CURRENT RETURN
   INCOME         INCOME        FEDERAL     --------------------------------------------------------------
  (1,000'S)      (1,000'S)     TAX RATE1    4.00%   4.25%   4.50%   4.75%   5.00%   5.25%   5.50%   5.75%
-------------  -------------  ------------  ------  ------  ------  ------  ------  ------  ------  ------
$ 6.00- 27.95  $    0-137.30         22.0%   5.13    5.45    5.77    6.09    6.41    6.73    7.05    7.37
 27.95- 67.70       0-137.30         33.0    5.97    6.34    6.72    7.09    7.46    7.84    8.21    8.58
 67.70-141.25       0-137.30         35.5    6.20    6.59    6.98    7.36    7.75    8.14    8.53    8.91
               137.30-259.80         37.0    6.35    6.75    7.14    7.54    7.94    8.33    8.73    9.13
141.25-307.05  137.30-259.80         42.0    6.90    7.33    7.76    8.19    8.62    9.05    9.48    9.91
                 Over 259.80         41.52   6.84    7.26    7.69    8.12    8.55    8.97    9.40    9.83
  Over 307.05    Over 259.80         44.53   7.21    7.66    8.11    8.56    9.01    9.46    9.91   10.36

* These tables approximate the effect of the exemption of distributions of tax-exempt income from the Maryland Trust from both state and county taxes, assuming a rate equal to 3.20% (which is the maximum allowed under state law). Note, however, that counties may impose a county tax at a rate that is less than 3.20%.

1 The table reflects the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the current maximum marginal combined Federal, state and local tax rate to approximately 48.09 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 44.69 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.
2 Combined Federal, state and local tax rate reverts to 40.17% after the 80% cap on the limitation on itemized deductions has been met.
3 Combined Federal, state and local tax rate reverts to 43.48% after the 80% cap on the limitation on itemized deductions has been met.

                                   APPENDIX B

                             CALIFORNIA DISCLOSURE

ECONOMIC FACTORS--CALIFORNIA

As described above, except to the extent the Fund invests in temporary investments, the Fund will invest substantially all of its assets in California Municipal Obligations. The Fund is therefore susceptible to political, economic or regulatory factors affecting issuers of California Municipal Obligations.

These include the possible adverse effects of certain California constitutional amendments, legislative measures, voter initiatives and other matters that are described below. The following information provides only a brief summary of the complex factors affecting the financial situation in California (the "State") and is derived from sources that are generally available to investors and are believed to be accurate. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various State and local agencies in California or contained in Official Statements for various California Municipal Obligations.

There can be no assurance that future statewide or regional economic difficulties, and the resulting impact on State or local government finances generally, will not adversely affect the market value of California Municipal Obligations held in the portfolio of a Trust or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.

GENERAL

During the early 1990's, California experienced significant financial difficulties, which reduced its credit standing, but the State's finances improved significantly starting in 1995. After several years of very strong growth, the State's financial condition has started to worsen since the start of 2001. The ratings of certain related debt of other issuers for which California has an outstanding lease purchase, guarantee or other contractual obligation (such as for state-insured hospital bonds) are generally linked directly to California's rating. Should the financial condition of California deteriorate again, its credit ratings could be reduced, and the market value and marketability of all outstanding notes and bonds issued by California, its public authorities or local governments could be adversely affected.

ECONOMIC FACTORS

California's economy is the largest among the 50 states and one of the largest in the world. The State's population of over 34 million represents about 12 1/2% of the total United States population and grew by 26% in the 1980s, more than double the national rate. Population growth slowed to less than 1% annually in 1994 and 1995, but rose to almost 2% in the final years of the 1990's. The bulk of population growth in the State is due to births and foreign immigration.

Total personal income in the State, at an estimated $991 billion in 1999, accounts for almost 13% of all personal income in the nation. Total employment is over 15 million, the majority of which is in the service, trade and manufacturing sectors.

From mid-1990 to late 1993, the State suffered a recession with the worst economic, fiscal and budget conditions since the 1930s. Construction, manufacturing (especially aerospace), and financial services, among others, were all severely affected, particularly in Southern California. Recovery did not begin in California until 1994, later than the rest of the nation, but since that time California's economy has outpaced the national average. Through the end of 2000, unemployment in the State was under 5%, its lowest level in three decades. Economic indicators have shown a steady and strong recovery underway in California since the start of 1994, particularly in high technology manufacturing and services, including computer software and other services, entertainment, tourism, and nonresidential construction. Residential construction has increased since the lows of the early 1990's but is lower than during the previous expansion in the 1980's. Exports have been very strong, especially to Asia (other than Japan), Latin America and Canada. Following the strongest growth in a decade in 1999 and 2000, the State's economy is projected to grow more slowly in 2001. The nationwide economic slowdown was not felt strongly in California as late as the fourth quarter of 2000, but is expected to affect the economy in 2001, coupled with a cyclical downturn in the high technology sector (including Internet-related businesses). Widely publicized difficulties in California's energy supplies also pose some risks to the economy, especially if there are prolonged blackouts or shortages of natural gas, but these factors, and the impact of rising energy prices, are mitigated by the fact that California's economy is very energy-efficient. U.S. Department of Energy statistics for 1997 revealed that California ranked 49th of the 50 states in energy expenditures as a percentage of state domestic product. Nevertheless, slower than expected economic growth, or significant interruptions in energy supplies, could adversely affect the State's revenues.

RECENT DEVELOPMENT REGARDING ENERGY

California has experienced difficulties with the supply and price of electricity and natural gas in much of the State since mid-2000, which are likely to continue for several years. Energy usage in the State has been rising sharply with the strong economy, but no new power generating plants have been built since the 1980's. The three major investor-owned utilities in the State ("IOUs") have been purchasing electricity to meet their needs above their own generating capacity and contracted supplies at fluctuating short-term and spot market rates, while the retail prices they can charge their residential and small business customers have been capped at specified levels. Starting in mid-2000, power purchase costs exceeded retail charges, and the IOUs incurred substantial losses and accumulated large debts to continue to purchase power for their customers. As a result, the credit ratings of the IOUs have deteriorated, making it impossible for the two largest IOUs to continue to purchase power after mid-January, 2001, when they defaulted on paying certain of their obligations. On April 6, 2001, the largest IOU, Pacific Gas & Electric Company, filed for voluntary protection under the federal Bankruptcy Code. The second-largest IOU continues in default of various obligations, and may be forced into bankruptcy in the future, but it has entered an agreement with the Governor of the State (described below) which is intended to restore its financial viability.

In mid-January 2001, there were rolling electricity blackouts in northern California affecting millions of customers. The Governor declared a state of emergency under State law on January 17, 2001, and ordered the State's Department of Water Resources ("DWR") to begin purchasing electricity for resale to retail end use customers, to fill the gap in supplies resulting from the inability of the IOUs to continue to purchase power. The DWR also started to enter into long-term power supply contracts to reduce reliance on short-term and spot markets. DWR's purchases are initially being funded by advances from the State's General Fund; almost $5 billion was expended in the first three months. The DWR is entitled to repayment from a portion of retail end use customer's payments, remitted through the IOUs, but these amounts will not equal the power purchase costs. The General Fund advances, and the balance of energy purchase costs, are intended to be funded from the issuance of up to $13 billion of revenue bonds. Legislation has been passed and signed by the Governor to authorize issuance of these revenue bonds, expected to be issued starting in August 2001. Pending implementation of these repayment mechanisms, the State has sufficient cash reserves and available internal borrowings to fund the DWR power purchases at least through the summer of 2001. The revenue bonds will be repaid from a dedicated revenue stream derived from customer payments. The DWR has the legal power to set retail rates at a sufficient level to recover all its costs. These bonds will not be backed in any way by the faith and credit or taxing power of the State.

Proceedings are underway before the California Public Utilities Commission ("CPUC") to increase rates for electricity supplied by the DWR. In March 2001 the CPUC approved substantial rate increases (averaging about 40%) for customers of the two largest IOUs, but further proceedings will be necessary to implement these increases and determine the portion which will be due the DWR. The IOUs are challenging aspects of recent CPUC decisions concerning rates and other matters affecting the IOUs.

The State is intensifying programs for energy conservation, load management and improved energy efficiency in government, businesses and homes. Approval for construction of new power generating facilities, especially smaller and "peaking" power facilities, has been accelerated. A number of new larger power plants are under construction and in permitting phase, and will come on line in 2001-2003. As noted, the State is seeking longer term power supply contracts at lower costs. The combination of these elements is expected to lower wholesale electricity costs in the future and promote the financial recovery of the IOUs.

Natural gas prices in California have been increasing significantly as a result of limited pipeline capacity into the State, and nationwide price increases. The prices nationally may remain high for some time until additional supplies are produced, as natural gas prices are not regulated. One of the State's IOUs also supplies natural gas, and its credit difficulties have impaired its ability to obtain supplies. Significant interruption in natural gas supplies could adversely affect the economy, including generation of electricity, much of which is fueled by natural gas.

A number of additional plans are under consideration by the Administration and the State Legislature, including the authorization of State agencies to own, build or purchase power generation or transmission facilities and assist energy conservation efforts. Plans are also being considered to assist the IOUs repay their debts incurred in purchasing power. In April, 2001, the Governor entered into a Memorandum of Understanding ("MOU") with the second largest IOU which includes, among a number of things, purchase by the State of the IOU's long-distance transmission facilities. Implementation of the MOU will require legislation and regulatory approval from both the CPUC and Federal Energy Regulatory Commission; there can be no assurance that the MOU will be implemented as written, or in a modified form. A number of lawsuits are pending dealing with many aspects of the energy situation in California, including disputes over the rates which the CPUC may charge retail customers, financial responsibility for purchases of power by the IOUs, and various antitrust and fraud claims against energy suppliers.

CONSTITUTIONAL LIMITATIONS ON TAXES, OTHER CHARGES AND APPROPRIATIONS

LIMITATION ON PROPERTY TAXES. Certain California Municipal Obligations may be obligations of issuers which rely in whole or in part, directly or indirectly, on AD VALOREM property taxes as a source of revenue. The taxing powers of California local governments and districts are limited by Article XIIIA of the California Constitution, enacted by the voters in 1978 and commonly known as "Proposition 13." Briefly, Article XIIIA limits to 1% of full cash value of the rate of AD VALOREM property taxes on real property and generally restricts the reassessment of property to 2% per year, except under new construction or change of ownership (subject to a number of exemptions). Taxing entities may, however, raise AD VALOREM taxes above the 1% limit to pay debt service on voter-approved bonded indebtedness.

Under Article XIIIA, the basic 1% AD VALOREM tax levy is applied against the assessed value of property as of the owner's date of acquisition (or as of March 1, 1975, if acquired earlier), subject to certain adjustments. This system has resulted in widely varying amounts of tax on similarly situated properties. Several lawsuits were filed challenging the acquisition-based assessment system of Proposition 13, but it was upheld by the U.S. Supreme Court in 1992.

Article XIIIA prohibits local governments from raising revenues through AD VALOREM taxes above the 1% limit; it also requires voters of any governmental unit to give two-thirds approval to levy any "special tax."

LIMITATIONS ON OTHER TAXES, FEES AND CHARGES. On November 5, 1996, the voters of the State approved Proposition 218, called the "Right to Vote on Taxes Act." Proposition 218 added Articles XIIIC and XIIID to the State Constitution, which contain a number of provisions affecting the ability of local agencies to levy and collect both existing and future taxes, assessments, fees and charges.

Article XIIIC requires that all new or increased local taxes be submitted to the electorate before they become effective. Taxes for general governmental purposes require a majority vote and taxes for specific purposes require a two-thirds vote.

Article XIIID contains several new provisions making it generally more difficult for local agencies to levy and maintain "assessments" for municipal services and programs. Article XIIID also contains several new provisions affecting "fees" and "charges", defined for purposes of Article XIIID to mean "any levy other than an AD VALOREM tax, a special tax, or an assessment, imposed by a [local government] upon a parcel or upon a person as an incident of property ownership, including a user fee or charge for a property related service." All new and existing property related fees and charges must conform to requirements prohibiting, among other things, fees and charges which generate revenues exceeding the funds required to provide the property related service or are used for unrelated purposes. There are new notice, hearing and protest procedures for levying or increasing property related fees and charges, and, except for fees or charges for sewer, water and refuse collection services (or fees for electrical and gas service, which are not treated as "property related" for purposes of
Article XIIID), no property related fee or charge may be imposed or increased without majority approval by the property owners subject to the fee or charge or, at the option of the local agency, two-thirds voter approval by the electorate residing in the affected area.

In addition to the provisions described above, Article XIIIC removes limitations on the initiative power in matters of local taxes, assessments, fees and charges. Consequently, local voters could, by future initiative, repeal, reduce or prohibit the future imposition or increase of any local tax, assessment, fee or charge. It is unclear how this right of local initiative may be used in cases where taxes or charges have been or will be specifically pledged to secure debt issues.

The interpretation and application of Proposition 218 will ultimately be determined by the courts with respect to a number of matters, and it is not possible at this time to predict with certainty the outcome of such determinations. Proposition 218 is generally viewed as restricting the fiscal flexibility of local governments, and for this reason, some ratings of California cities and counties have been affected.

APPROPRIATIONS LIMITS. The State and its local governments are subject to an annual "appropriations limit" imposed by Article XIIIB of the California Constitution, enacted by the voters in 1979 and significantly amended by Propositions 98 and 111 in 1988 and 1990, respectively. Article XIIIB prohibits the State or any covered local government from spending "appropriations subject to limitation" in excess of the appropriations limit imposed. "Appropriations subject to limitation" are authorizations to spend "proceeds of taxes," which consist of tax revenues and certain other funds, including proceeds from regulatory licenses, user charges or other fees, to the extent that such proceeds exceed the cost of providing the product or service, but "proceeds of taxes" exclude most State subventions to local governments. No limit is imposed on appropriations of funds which are not "proceeds of taxes," such as reasonable user charges or fees, and certain other non-tax funds, including bond proceeds.

Among the expenditures not included in the Article XIIIB appropriations limit are (1) the debt service cost of bonds issued or authorized prior to January 1, 1979, or subsequently authorized by the voters, (2) appropriations to comply with mandates of courts or the federal government, (3) appropriations for certain capital outlay projects, (4) appropriations by the State of post-1989 increases in gasoline taxes and vehicle weight fees, and (5) appropriations made in certain cases of emergency.

The appropriations limit for each year is adjusted annually to reflect changes in cost of living and population, and any transfers of service responsibilities between government units. The definitions for such adjustments were liberalized in 1990 to follow more closely growth in the State's economy.

"Excess" revenues are measured over a two year cycle. Local governments must return any excess to taxpayers by rate reductions. The State must refund 50% of any excess, with the other 50% paid to schools and community colleges. With more liberal annual adjustment factors since 1988, and depressed revenues in the early 1990's because of the recession, few governments have been operating near their spending limits, but this condition may change over time. Local governments may by voter approval exceed their spending limits for up to four years. For the last ten years, appropriations subject to limitation have been under the State's limit. However, because of extraordinary revenue receipts in fiscal year 1999-2000, State appropriations were estimated to be about $700 million above the limit. No refund will occur unless the State also exceeds its limit in fiscal year 2000-01; the State Department of Finance estimates the State will be about $3.6 billion below its appropriation limit in fiscal year 2000-01.

Because of the complex nature of Articles XIIIA, XIIIB, XIIIC and XIIID of the California Constitution, the ambiguities and possible inconsistencies in their terms, and the impossibility of predicting future appropriations or changes in population and cost of living, and the probability of continuing legal challenges, it is not currently possible to determine fully the impact of these Articles on California municipal obligations or on the ability of the State or local governments to pay debt service on such California municipal obligations. It is not possible, at the present time, to predict the outcome of any pending litigation with respect to the ultimate scope, impact or constitutionality of these Articles or the impact of any such determinations upon State agencies or local governments, or upon their ability to pay debt service on their obligations. Further initiatives or legislative changes in laws or the California Constitution may also affect the ability of the State or local issuers to repay their obligations.

OBLIGATIONS OF THE STATE OF CALIFORNIA

Under the California Constitution, debt service on outstanding general obligation bonds is the second charge to the General Fund after support of the public school system and public institutions of higher education. As of February 1, 2001, the State had outstanding approximately $22.6 billion of long-term general obligation bonds, plus $800 million of general obligation commercial paper which will be refunded by long-term bonds in the future, and $6.7 billion of lease-purchase debt supported by the State General Fund. The State also had about $14.9 billion of authorized and unissued long-term general obligation bonds and lease-purchase debt. In FY 1999-2000, debt service on general obligation bonds and lease purchase debt was approximately 3.7% of General Fund revenues.

RECENT FINANCIAL RESULTS

The principal sources of General Fund revenues in 1999-2000 were the California personal income tax (55 percent of total revenues), the sales tax (29 percent), bank and corporation taxes (9 percent), and the gross premium tax on insurance (2 percent). An estimated 20% of personal income tax receipts (10% of total General Fund) is derived from capital gains realizations and stock option income. While these sources have been extraordinarily strong in the past few years, they are particularly volatile. The State has taken account of the recent drop in stock market levels and reduced its estimated receipts from these revenues in the future.

The State maintains a Special Fund for Economic Uncertainties (the "SFEU"), derived from General Fund revenues, as a reserve to meet cash needs of the General Fund, but which is required to be replenished as soon as sufficient revenues are available. Year-end balances in the SFEU are included for financial reporting purposes in the General Fund balance.

Throughout the 1980's, State spending increased rapidly as the State population and economy also grew rapidly, including increased spending for many assistance programs to local governments, which were constrained by Proposition 13 and other laws. The largest State program is assistance to local public school districts. In 1988, an initiative (Proposition 98) was enacted which (subject to suspension by a two-thirds vote of the Legislature and the Governor) guarantees local school districts and community college districts a minimum share of State General Fund revenues (currently about 35 percent).

    RECENT BUDGETS. The State suffered a severe economic recession from 1990-94 during which the State experienced substantial revenue shortfalls and accumulated a budget deficit of about $2.8 billion. With the economic recovery which began in 1994, the State's financial condition improved markedly in the years from fiscal year 1995-96 onward, with a combination of better than expected revenues, slowdown in growth of social welfare programs, and continued spending restraint based on the actions taken in earlier years.

The economy grew strongly during the second half of the 1990's, and as a result, the General Fund took in substantially greater tax revenues (around $2.2 billion in 1995-96, $1.6 billion in 1996-97, $2.4 billion in 1997-98, $1.7 billion in
1998-99 and $8.2 billion in 1999-2000) than were initially planned when the budgets were enacted. These additional funds were largely directed to school spending as mandated by Proposition 98, and to make up shortfalls from reduced federal health and welfare aid in 1995-96 and 1996-97. In 1998-99 and 1999-2000, significant new spending programs were also enacted, particularly for education. The accumulated budget deficit from the recession years was finally eliminated. The Department of Finance estimates that the State's budget reserve (the SFEU) totaled $8.7 billion at June 30, 2000.

The growth in General Fund revenues since the end of the recession resulted in significant increases in State funding for local school districts under Proposition 98. From the recession level of about $4,200 per pupil, annual State funding has increased to over $6,700 per pupil in FY 2000-01. A significant amount of the new moneys have been directed to specific educational reforms, including reduction of class sizes in many grade levels. The improved budget condition also allowed annual increases in support for higher education in the State, permitting increased enrollment and reduction of student fees.

Part of the 1997-98 Budget Act was completion of State welfare reform legislation to implement the new federal law passed in 1996. The new State program, called "CalWORKs," became effective January 1, 1998, and emphasizes programs to bring aid recipients into the workforce. As required by federal law, new time limits are placed on receipt of welfare aid. Generally, health and welfare costs have been contained even during the recent period of economic recovery, with the first real increases (after inflation) in welfare support levels occurring in 1999-2000 and additional increases in 2000-01.

One of the most important elements of recent Budget Acts was agreement on substantial tax cuts. The largest of these was a phased-in cut in the Vehicle License Fee (an annual tax on the value of cars registered in the State, the "VLF"). Starting on January 1, 1999, the VLF was reduced by 25 percent, which was increased to a 35% reduction effective January 1, 2000 and a 67.5% reduction effective January 1, 2001. Under pre-existing law, VLF funds are automatically transferred to cities and counties, so the new legislation provided for the General Fund to make up the reductions. The full 67.5% percent VLF cut will be offset by about $2.6 billion in General Fund money in FY 2000-01, and $3.6 billion for fiscal year 2001-02. Other tax cuts included an increase in the dependent credit exemption for personal income tax filers, restoration of a renter's tax credit for taxpayers, and a variety of business tax relief measures.

    FISCAL YEAR 2000-01 BUDGET. By the spring of 2000, as the fiscal year 2000-01 budget was being enacted, the Administration released updated revenue and expenditure projections for 1999-2000 and 2000-01. These reports showed that the State's very strong economy together with the strong stock market, resulted in extraordinary growth in revenues, particular personal income taxes. The Administration revised its revenue estimates for 1999-2000 upward to $71.2 billion, an increase of $8.2 billion above the original Budget Act estimate. Expenditures were projected to increase to about $67.2 billion. The Administration's projected balance in the SFEU at June 30, 2000 increased from about $880 million at the time of the original Budget Act to over $8.7 billion. As noted above under "Constitutional Limitations on Taxes, Other Charges and Appropriations," the extraordinary and rapid growth of State revenues placed the State $700 million over its Constitutional appropriations limit in fiscal year 1999-2000.

The Administration estimated over $12 billion additional revenue for the fiscal years 1999-2000 and 2000-01, compared to initial estimates made in January 2000. The 2000-01 Budget Act (the "2000 Budget Act") was signed on June 30, 2000. The spending plan assumed General Fund revenues and transfers of $73.9 billion, and appropriated $78.8 billion (the difference coming from the SFEU surplus generated in fiscal year 1999-2000). To avoid pressures on future budgets, the Administration devoted about $7.0 billion of the new spending on one-time expenditures and investments.

The Administration estimated that the SFEU would have a balance of $1.781 billion at June 30, 2001. The Governor also held back $500 million as a set-aside for litigation costs, which have been spent. Because of the State's strong cash position, the Administration announced the State would not undertake any revenue anticipation note borrowing in 2000-01.

The largest program in the 2000 Budget Act is aid to K-12 school districts, which increased by $3.0 billion above 1999-2000 levels. There was also a large increase in funding for the public higher education systems, and for health and welfare programs. New investments were made for capital outlay, including $2.0 billion General Fund support for transportation projects, to supplement gasoline taxes normally used for those purposes, part of a six-year $6.9 billion transportation package. A total of about $1.5 billion was devoted to tax relief, including the additional VLF reduction described above under "Recent Budgets." The Legislature also enacted a one-time tax relief package for senior citizen homeowners and renters was valued at about $150 million, a personal income tax credit for credentialed teachers ($218 million) and a refundable tax credit for child care expenses ($195 million). The 2000 Budget Act included a $200 million unrestricted grant to cities and counties, as well as about $200 million in funding to support various local law enforcement programs.

Although, as noted, the Administration projected a budget reserve in the SFEU of about $1.78 billion on June 30, 2001, the General Fund fund balance on that date also reflects $350 million of "loans" which the General Fund made to local schools in the recession years, representing cash outlays above the mandatory minimum funding level. Settlement of litigation over these transactions in July 1996 calls for repayment of these loans over the period ending in 2001-02, about equally split between outlays from the General Fund and from schools' entitlements. The 2000-01 Budget Act contained a $350 million appropriation from the General Fund toward this settlement.

Reports since the FY 2000-01 Budget Act was enacted showed that revenues were significantly higher than projected through the first half of the fiscal year. As a result, the State will reduce its sales tax by 0.25% for at least one year, starting January 1, 2001. This will result in about $1.15 billion in lower revenues during calendar year 2001.

On January 10, 2001, the Governor released his proposed Budget for fiscal year 2001-02 (the "Governor's Budget"). On May 14, 2001, the Administration released updated estimates and budgetary proposals (the "May Revision"). The May Revision estimated that General Fund revenues in fiscal year 2000-01 would be about $78 billion, $1.1 billion above the

Governor's Budget estimate and $4.1 billion above the estimates when the 2000-01 Budget Act was signed. Expenditures for 2000-01 were estimated to be about $80.2 billion, $1.3 billion above the original spending plan. The Governor's Budget revised the estimate for the SFEU, the budget reserve, at June 30, 2001 from $1.78 billion to $5.9 billion. As noted above, however, the State has been expending and will ultimately expend all of these funds for energy purchases. The May Revision assumes these moneys will be repaid from the sale of revenue bonds.

The May Revision revealed that the weakening economy and, most particularly the sharp drop in the stock market, especially for technology-related companies, cutting into capital gains and option income, would have a severe impact on revenues in 2001-02, with both personal income taxes and corporate taxes projected to decline from 2000-01 levels. General Fund revenues in fiscal year 2001-02 were projected to drop to $74.8 billion, a decline of more than 4 percent from the current year. Even this estimate may be reduced if economic activity is more strongly affected by the energy situation or the national economic slowdown, or if the stock markets perform poorly. The May Revision proposed a reduction of more than $3 billion in expenditures compared to the Governor's Budget, holding at almost the same level as the current year, utilizing a portion of the expected surplus. The May Revision proposed to fund a small reserve of $1 billion, less than half the amount proposed in the Governor's Budget. The final 2001-02 budget will be adopted in the summer after further deliberation between the Legislature and the Governor.

Although the State's strong economy has produced record revenues to the State government in recent years, the State's budget faces one or more years of significant constraints due to weaker economic conditions, and it continues to be marked by mandated spending on education, a large prison population, and social needs of a growing population with many immigrants. These factors which limit State spending growth also put pressure on local governments. There can be no assurances that, if economic conditions weaken, or other factors intercede, the State will not experience budget gaps in the future.

BOND RATING

Standard & Poor's, Moody's and Fitch rate California's general obligation bonds "A+," "A1" and "AA," respectively. Both Moody's and Fitch have, as of April 2001, placed California's ratings on watch with negative implications, because of concerns about the energy situation.

There can be no assurance that current ratings will be maintained in the future. It should be noted that the creditworthiness of obligations issued by local California issuers may be unrelated to creditworthiness of obligations issued by the State of California, and that there is no obligation on the part of the State to make payment on such local obligations in the event of default.

LEGAL PROCEEDINGS

The State is involved in certain legal proceedings (described in the State's recent financial statements) that, if decided against the State, may require the State to make significant future expenditures or may substantially impair revenues. If the State eventually loses any of these cases, the final remedies may not have to be implemented in one year.

OBLIGATIONS OF OTHER ISSUERS

OTHER ISSUERS OF CALIFORNIA MUNICIPAL OBLIGATIONS. There are a number of State agencies, instrumentalities and political subdivisions of the State that issue Municipal Obligations, some of which may be conduit revenue obligations payable from payments from private borrowers. These entities are subject to various economic risks and uncertainties, and the credit quality of the securities issued by them may vary considerably from the credit quality of obligations backed by the full faith and credit of the State.

STATE ASSISTANCE. Property tax revenues received by local governments declined more than 50% following passage of Proposition 13. Subsequently, the California Legislature enacted measures to provide for the redistribution of the State's General Fund surplus to local agencies, the reallocation of certain State revenues to local agencies and the assumption of certain governmental functions by the State to assist municipal issuers to raise revenues. Total local assistance from the State's General Fund was budgeted at approximately 75% of General Fund expenditures in recent years, including the effect of implementing reductions in certain aid programs. To reduce State General Fund support for school districts, the 1992-93 and 1993-94 Budget Acts caused local governments to transfer $3.9 billion of property tax revenues to school districts, representing loss of the post-Proposition 13 "bailout" aid. Local governments have in return received greater revenues and greater flexibility to operate health and welfare programs.

In 1997, a new program provided for the State to substantially take over funding for local trial courts (saving cities and counties some $400 million annually). For the last several years, the State has also provided $100 million annually to support local law enforcement costs. In 2000-01, the State provided $200 million in unrestricted grants to cities and counties.

To the extent the State should be constrained by its Article XIIIB appropriations limit, or its obligation to conform to Proposition 98, or other fiscal considerations, the absolute level, or the rate of growth, of State assistance to local governments may continue to be reduced. Any such reductions in State aid could compound the serious fiscal constraints already experienced by many local governments, particularly counties. Los Angeles County, the largest in the State, was forced to make significant cuts in services and personnel, particularly in the health care system, in order to balance its budget in FY1995-96 and FY1996-97. Orange County, which emerged from Federal Bankruptcy Court protection in June 1996, has significantly reduced county services and personnel, and faces strict financial conditions following large investment fund losses in 1994 which resulted in bankruptcy.

Counties and cities may face further budgetary pressures as a result of changes in welfare and public assistance programs, which were enacted in August, 1997 in order to comply with the federal welfare reform law. Generally, counties play a large role in the new system, and are given substantial flexibility to develop and administer programs to bring aid recipients into the workforce. Counties are also given financial incentives if either at the county or statewide level, the "Welfare-to-Work" programs exceed minimum targets; counties are also subject to financial penalties for failure to meet such targets. Counties remain responsible to provide "general assistance" for able-bodied indigents who are ineligible for other welfare programs. The long-term financial impact of the new CalWORKs system on local governments is still unknown.

ASSESSMENT BONDS. California Municipal Obligations which are assessment bonds may be adversely affected by a general decline in real estate values or a slowdown in real estate sales activity. In many cases, such bonds are secured by land which is undeveloped at the time of issuance but anticipated to be developed within a few years after issuance. In the event of such reduction or slowdown, such development may not occur or may be delayed, thereby increasing the risk of a default on the bonds. Because the special assessments or taxes securing these bonds are not the personal liability of the owners of the property assessed, the lien on the property is the only security for the bonds. Moreover, in most cases the issuer of these bonds is not required to make payments on the bonds in the event of delinquency in the payment of assessments or taxes, except from amounts, if any, in a reserve fund established for the bonds.

CALIFORNIA LONG TERM LEASE OBLIGATIONS. Based on a series of court decisions, certain long-term lease obligations, though typically payable from the general fund of the State or a municipality, are not considered "indebtedness" requiring voter approval. Such leases, however, are subject to "abatement" in the event the facility being leased is unavailable for beneficial use and occupancy by the municipality during the term of the lease. Abatement is not a default, and there may be no remedies available to the holders of the certificates evidencing the lease obligation in the event abatement occurs. The most common cases of abatement are failure to complete construction of the facility before the end of the period during which lease payments have been capitalized and uninsured casualty losses to the facility (e.g., due to earthquake). In the event abatement occurs with respect to a lease obligation, lease payments may be interrupted (if all available insurance proceeds and reserves are exhausted) and the certificates may not be paid when due. Although litigation is brought from time to time which challenges the constitutionality of such lease arrangements, the California Supreme Court issued a ruling in August, 1998 which reconfirmed the legality of these financing methods.

OTHER CONSIDERATIONS

The repayment of industrial development securities secured by real property may be affected by California laws limiting foreclosure rights of creditors. Securities backed by health care and hospital revenues may be affected by changes in State regulations governing cost reimbursements to health care providers under Medi-Cal (the State's Medicaid program), including risks related to the policy of awarding exclusive contracts to certain hospitals.

Limitations on AD VALOREM property taxes may particularly affect "tax allocation" bonds issued by California redevelopment agencies. Such bonds are secured solely by the increase in assessed valuation of a redevelopment project area after the start of redevelopment activity. In the event that assessed values in the redevelopment project decline (e.g., because of a major natural disaster such as an earthquake), the tax increment revenue may be insufficient to make principal and interest payments on these bonds. Both Moody's and S&P suspended ratings on California tax allocation bonds after the enactment of Articles XIIIA and XIIIB, and only resumed such ratings on a selective basis.

Proposition 87, approved by California voters in 1988, requires that all revenues produced by a tax rate increase go directly to the taxing entity which increased such tax rate to repay that entity's general obligation indebtedness. As a result, redevelopment agencies (which, typically, are the issuers of tax allocation securities) no longer receive an increase in tax increment when taxes on property in the project area are increased to repay voter-approved bonded indebtedness.

The effect of these various constitutional and statutory changes upon the ability of California municipal securities issuers to pay interest and principal on their obligations remains unclear. Furthermore, other measures affecting the taxing or spending authority of California or its political subdivisions may be approved or enacted in the future. Legislation has been or may be introduced which would modify existing taxes or other revenue-raising measures or which either would further limit or, alternatively, would increase the abilities of state and local governments to impose new taxes or increase existing taxes. It is not possible, at present, to predict the extent to which any such legislation will be enacted. Nor is it possible, at present, to determine the impact of any such legislation on California Municipal Obligations in which the

Fund may invest, future allocations of state revenues to local governments or the abilities of state or local governments to pay the interest on, or repay the principal of, such California Municipal Obligations.

Substantially all of California is within an active geologic region subject to major seismic activity. Northern California in 1989 and Southern California in 1994 experienced major earthquakes causing billions of dollars in damages. The federal government provided more than $13 billion in aid for both earthquakes, and neither event has had any long-term negative economic impact. Any California Municipal Obligation in the Fund could be affected by an interruption of revenues because of damaged facilities, or, consequently, income tax deductions for casualty losses or property tax assessment reductions. Compensatory financial assistance could be constrained by the inability of (i) an issuer to have obtained earthquake insurance coverage rates; (ii) an insurer to perform on its contracts of insurance in the event of widespread losses; or (iii) the federal or State government to appropriate sufficient funds within their respective budget limitations.

CALIFORNIA TAXABLE ESTIMATED CURRENT RETURN TABLE

The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and state taxes, using published 2002 marginal Federal tax rates and marginal state tax rates currently available and scheduled to be in effect. The table assumes that federal taxable income is equal to state income subject to tax, and for cases in which more than one state rate falls within a Federal bracket, the state rate corresponding to the highest income within that Federal bracket is used. The combined state and Federal tax rates shown reflect the fact that state tax payments are currently deductible for Federal tax purposes. The tables do not reflect any local taxes or any taxes other than personal income taxes. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                  FEDERAL
   FEDERAL       ADJUSTED       COMBINED
   TAXABLE         GROSS        STATE AND                  TAX-FREE ESTIMATED CURRENT RETURN
   INCOME         INCOME         FEDERAL     --------------------------------------------------------------
  (1,000'S)      (1,000'S)      TAX RATE1    3.75%   4.00%   4.25%   4.50%   4.75%   5.00%   5.25%   5.50%
-------------  -------------  -------------  ------  ------  ------  ------  ------  ------  ------  ------
$   12- 46.70  $    0-137.30          20.0%   4.69    5.00    5.31    5.63    5.94    6.25    6.56    6.88
 46.70-112.85       0-137.30          34.0    5.68    6.06    6.44    6.82    7.20    7.58    7.95    8.33
               137.30-206.00          34.5    5.73    6.11    6.49    6.87    7.25    7.63    8.02    8.40
112.85-171.95       0-137.30          36.5    5.91    6.30    6.69    7.09    7.48    7.87    8.27    8.66
               137.30-206.00          37.5    6.00    6.40    6.80    7.20    7.60    8.00    8.40    8.80
               206.00-261.66          40.0    6.25    6.67    7.08    7.50    7.92    8.33    8.75    9.17
               261.66-294.16          41.0    6.36    6.78    7.20    7.63    8.05    8.47    8.90    9.32
               294.16-328.50          40.5    6.30    6.72    7.14    7.56    7.98    8.40    8.82    9.24
171.95-307.05  137.30-206.00          42.0    6.47    6.90    7.33    7.76    8.19    8.62    9.05    9.48
               206.00-261.66          45.0    6.82    7.27    7.73    8.18    8.64    9.09    9.55   10.00
               261.66-294.16          46.0    6.94    7.41    7.87    8.33    8.80    9.26    9.72   10.19
               294.16-328.50          45.5    6.88    7.34    7.80    8.26    8.72    9.17    9.63   10.09
               328.50-364.16          42.5    6.52    6.96    7.39    7.83    8.26    8.70    9.13    9.57
                 Over 364.16          42.52   6.52    6.96    7.39    7.83    8.26    8.70    9.13    9.57
  Over 307.05  206.00-261.66          48.5    7.28    7.77    8.25    8.74    9.22    9.71   10.19   10.68
               261.66-294.16          49.5    7.43    7.92    8.42    8.91    9.41    9.90   10.40   10.89
               294.16-328.50          49.5    7.43    7.92    8.42    8.91    9.41    9.90   10.40   10.89
               328.50-364.16          46.0    6.94    7.41    7.87    8.33    8.80    9.26    9.72   10.19
                 Over 364.16          45.53   6.88    7.34    7.80    8.26    8.72    9.17    9.63   10.09

  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                  FEDERAL
   FEDERAL       ADJUSTED       COMBINED
   TAXABLE         GROSS        STATE AND                  TAX-FREE ESTIMATED CURRENT RETURN
   INCOME         INCOME         FEDERAL     --------------------------------------------------------------
  (1,000'S)      (1,000'S)      TAX RATE1    3.75%   4.00%   4.25%   4.50%   4.75%   5.00%   5.25%   5.50%
-------------  -------------  -------------  ------  ------  ------  ------  ------  ------  ------  ------
$    6- 27.95  $    0-130.83          20.0%   4.69    5.00    5.31    5.63    5.94    6.25    6.56    6.88
 27.95- 67.70       0-130.83          34.0    5.68    6.06    6.44    6.82    7.20    7.58    7.95    8.33
 67.70-141.25       0-130.83          36.5    5.91    6.30    6.69    7.09    7.48    7.87    8.27    8.66
               130.83-137.30          37.0    5.95    6.35    6.75    7.14    7.54    7.94    8.33    8.73
               137.30-163.33          38.5    6.10    6.50    6.91    7.32    7.72    8.13    8.54    8.94
               163.33-259.80          38.5    6.10    6.50    6.91    7.32    7.72    8.13    8.54    8.94
141.25-307.05  137.30-163.33          43.5    6.64    7.08    7.52    7.96    8.41    8.85    9.29    9.73
               163.33-259.80          43.0    6.58    7.02    7.46    7.89    8.33    8.77    9.21    9.65
                 Over 259.80          42.52   6.52    6.96    7.39    7.83    8.26    8.70    9.13    9.57
  Over 307.05    Over 259.80          45.53   6.88    7.34    7.80    8.26    8.72    9.17    9.63   10.09

------------------

1 The State tax brackets are those for 2001. The 2002 brackets will be adjusted to take into account changes in the California Consumer Price Index. These adjustments have not yet been released. The table reflects the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the current maximum marginal combined Federal and state tax rate to approximately 49.58 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 45.70 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions.

2 Combined Federal and state tax rate reverts to 41.05% rate after the 80% cap on the limitation on itemized deductions, under federal and state law, has been met.

3 Combined Federal and state tax rate reverts to 44.31% after the 80% cap on the limitation on itemized deductions, under federal and state law, has been met.

                                   APPENDIX C

                               FLORIDA DISCLOSURE

POPULATION

In 1980, Florida was the seventh most populous state in the U.S. Florida has grown dramatically since then and as of April 1, 2000, ranks fourth with an estimated population of 16 million.

  - The U.S. average population increase since 1990 is about 1.0% annually, while Florida's average increase is about 1.8% annually.

  - From 1990 to 1999, 82.4% of Florida's population growth was due to more people moving into Florida than moved out. The remaining 17.6% was due to the excess of births over deaths.

  - Approximately one-third of the population increase due to the net in-migration was due to people moving to Florida from foreign countries, and the other two-thirds was due to people moving from other states.

  - Approximately 60% of Florida's total population is at the working age (18-64). This share is not expected to increase significantly in the next decade.

  - However, the percentage of Florida residents aged 85 and older was projected to increase by 29% between 1995 and 2000 and by another 23% between 2000 and
    2005.

INCOME

    Personal income in Florida has been growing steadily the last decade.

  - Florida's real income per person has tracked closely with the U.S. average and has tracked above the southeast.

  - Since 1992, however, Florida's real income per person has been consistently slightly below that of the U.S.

Florida has a proportionately greater retirement age population than most states. As a result, property income (dividends, interest, and rent), and transfer payments (for example, Social Security and pension benefits) are relatively more important sources of income to persons residing in Florida. Transfer payments are typically less sensitive to the ups and downs of the economy than wages and salaries and other employment income, and, therefore, act as a stabilizing force in weak economic periods.

The personal income of residents of the various states in the U.S. is frequently used to make comparisons among the various states. However, using personal income to compare Florida to other states can be misleading. Florida's personal income is systematically underestimated. Contributions by employers to employees' pension, profit sharing, and other retirement plans are included in personal income of that employee while the employee is working and earning wages and salary. When those same employees retire, to avoid double accounting, retirement payments to them from those retirement plans are excluded in computing personal income. Florida retirees are more likely to be collecting retirement benefits that they earned in a state other than Florida. As a result, Florida personal income is underestimated.

  - Florida has no personal income tax.

  - Florida's real income per person in 1999 was $28,023.

  - The U.S. average real income per person was slightly higher at $28,542.

  - Real income per person in the southeast United States was significantly lower at $25,703.

  - Total Florida real income increased 4.6% from 1998 to 1999 and is forecasted to increase 3.6% in the fiscal year ended June 30, 2000(1), and 4.0% in the fiscal year ending June 30, 2001.

  - Florida real income per person is projected to increase 1.6% in the fiscal year ended June 30, 2000, and 2.1% in the fiscal year ending June 30, 2001.

  - The national economic forecast indicates slower growth during the next two fiscal years. While the Florida economy will also slow, it is expected to continue outperforming the U.S. economy.

EMPLOYMENT

  - Since 1990, Florida's working age population (age 18-64) has increased approximately 17%, while the number of employed persons in Florida increased approximately 20.2%.

  - Florida is gradually becoming less dependent on employment related to construction, agriculture, or manufacturing, and more dependent on employment related to trade and services.

---------

(1) All figures in this risk disclosure that are stated as projections or estimations for the fiscal year ended June 30, 2000 are referred to as such because the relevant data had not been conclusively calculated to provide actual figures as of January 23, 2001.

  - In 1998, 13 of the 20 public companies in Florida generating the most revenue were Fortune 500 companies with headquarters in Florida.

In 1998, services constituted 36% and trade constituted 25.5% of Florida's total non-farm jobs. The U.S., however, continues to have a greater percentage of manufacturing jobs than Florida. Manufacturing jobs tend to pay higher wages, but service jobs can also pay well and tend to be less sensitive to swings in the business cycle. Florida has a concentration of manufacturing jobs in high-tech and high value-added sectors, such as electrical and electronic equipment, as well as printing and publishing. These types of manufacturing jobs tend to be less cyclical.

  - From 1990 to 1994, Florida's unemployment rate was consistently slightly higher than that of the U.S.

  - From 1994 to 1997, Florida's unemployment rate was generally below that of the U.S.

  - In 1998, Florida's unemployment rate was again very slightly above that of the U.S.

  - It is estimated that in 1999 and 2000 Florida's unemployment rate will once again fall below the U.S. unemployment rate.

  - It is estimated that Florida's unemployment rate will be 3.8% in the fiscal year ended June 30, 2000, and 4.1% in the fiscal year ending June 30, 2001.

    Florida's economy is expected to grow at a slow rate along with the U.S., but is expected to outperform the U.S. as a whole.

  - Total non-farm employment in Florida is expected to increase 3.5% for the fiscal year ended June 30, 2000, and 2.5% for the fiscal year ending June 30,
    2001.

  - Trade and services, the two largest employment sectors, currently account for more than half of the total non-farm employment in Florida.

  - Employment in the service sectors should experience an increase of 5.4% for the fiscal year ended June 30, 2000, while growing 4.5% for the fiscal year ending June 30, 2001. Trade is expected to expand 2.9% for each the fiscal years ended June 30, 2000, and ending June 30, 2001.

  - The service sector is now Florida's largest non-farm employment category.

CONSTRUCTION

    In the past, Florida's economy has been highly dependent on the construction industry and construction related manufacturing. This dependency has declined in recent years as a result of continued diversification of Florida's economy. For example, in 1973, total contract construction employment as a share of total non-farm employment was about 10%, in the late 1980's, the share had edged downward to 7.5%, and in 1998, the share was only 5.2%. This trend is expected to continue as Florida's economy continues to diversify.

While recent federal tax reforms reducing capital gains realized on the sale of homes may increase the purchases of second, preretirement homes in Florida, single and multi-family private housing starts in Florida are projected to slow over the next two years.

  - Single and multi-family private housing starts in Florida for the fiscal year ended June 30, 2000, are projected to fall to a combined level of 138,600 decreasing to 134,900 for the fiscal year ending June 30, 2001.

  - Total construction expenditures in Florida are forecasted to increase 3.5% for the fiscal year ended June 30, 2000, and increase 0.8% for the fiscal year ending June 30, 2001.

TOURISM

    Tourism is one of Florida's most important industries. Approximately 48.7 million tourists visited Florida in 1998. Florida's tourist industry over the years has become more sophisticated, attracting visitors year-round and, to a degree, reducing its seasonality. Due in large part to the fact that Florida does not have a state individual income tax, tourists in Florida are, in essence, additional residents for purposes of determining Florida tax revenues.

  - Tourist arrivals to Florida are forecasted to increase by 4.9% for the fiscal year ended June 30, 2000, and 2.7% for the fiscal year ending June 30,
    2001.

  - Tourist arrivals to Florida by air are expected to increase by 6.3% for the fiscal year ended June 30, 2000, and increase by 4.3% for the fiscal year ending June 30, 2001.

  - Tourist arrivals by car are expected to increase by 3.1% for the fiscal year ended June 30, 2000, and decrease 0.5% for the fiscal year ending June 30,
    2001.

In the fiscal year ended June 30, 2000, 51.2 million domestic and international tourists are expected to have visited Florida. For the fiscal year ending
June 30, 2001, about 52.6 million tourists are expected to visit Florida.

REVENUES AND EXPENSES

    Estimated General Revenue plus Working Capital and Budget Stabilization funds available to Florida for the fiscal year ending June 30, 2001, total $21,561.2 million. Of the total General Revenue plus Working Capital and Budget Stabilization funds available to Florida, $19,361.7 million of that is Estimated Revenues and represents an increase of 4.8% over the previous year's Revenues. With effective General Revenues plus Working Capital and Budget Stabilization Funds appropriations at $20,143.7 million, including $47.0 million transferred to the Budget Stabilization Fund, unencumbered reserves at the fiscal year ending June 30, 2001, are estimated at $1,464.5 million. Estimated General Revenue plus Working Capital and Budget Stabilization funds available to Florida for the fiscal year ending June 30, 2002, total $21,900.3 million, a 1.6% increase over the fiscal year ending June 30, 2001. The $20,350.4 million in Estimated Revenues represents an increase of 5.1% over the previous year's Estimated Revenues.

GENERAL REVENUES AND EXPENSES

    For the fiscal year ended June 30, 1999, approximately 68% of Florida's total direct revenue to its four operating funds was derived from Florida taxes and fees, with Federal grants and other special revenue accounting for the balance. The large majority of Florida General Revenue Funds available to Florida for the fiscal year ended June 30, 1999, were made up of the following taxes:

  - Sales and use tax -- 71%

  - Corporate income tax -- 8%

  - Intangible personal property tax -- 4%

  - Estate tax -- 4%

  - Documentary stamp tax -- 3%

During the same fiscal year ended June 30, 1999, the large majority of expenditures from Florida's General Revenue Fund were as follows:

  - Health and social concerns -- 36%

  - Education -- 27%

  - Government -- 12%

FLORIDA SALES AND USE TAX

    Florida's sales and use tax (6%) currently accounts for Florida's single largest source of tax receipts. Slightly less than 10% of Florida's sales and use tax is designated for local governments and is distributed to the respective counties in which the tax is collected for use by the counties, and the municipalities in such counties. In addition to this money from the State of Florida, local governments may (by a vote of the residents) assess a 0.5% or a 1.0% discretionary sales surtax within their county. Proceeds from this local option sales tax are used for funding local infrastructure programs and acquiring land for public recreation or conservation or protection of natural resources as provided under applicable Florida law. Certain charter counties have other taxing powers in addition, and non-consolidated counties with a population in excess of 800,000 may levy a local option sales tax to fund indigent health care. The indigent health care tax alone cannot exceed 0.5% and when combined with the infrastructure surtax cannot exceed 1.0%.

  - With the exception of the tax on gasoline and special fuels, the receipts from the sales and use tax are credited to either the General Revenue Fund, the Solid Waste Management Trust Fund, or to local governments.

  - For the fiscal year ended June 30, 2000, Florida sales and use tax receipts (exclusive of the tax on gasoline and special fuels) credited to the General
    Revenue Fund totaled $13,766.7 million, an increase of 8.3% over the fiscal year ended June 30, 1999, collections.

  - For the fiscal year ended June 30, 2000, Florida sales and use tax receipts (exclusive of the tax on gasoline and special fuels) credited to the Solid
    Waste Management Trust Fund totaled $46.0 million, an increase of 3.1% over the fiscal year ended June 30, 1999, collections.

  - For the fiscal year ended June 30, 2000, Florida sales and use tax receipts (exclusive of the tax on gasoline and special fuels) credited to local governments totaled $1,264.1 million, an increase of 8.4% over the fiscal year ended June 30, 1999, collections.

ALCOHOLIC BEVERAGE TAX

    Florida imposes an alcoholic beverage wholesale tax (excise tax) on beer, wine, and liquor. This tax is one of Florida's major tax sources. The surcharge on alcoholic beverages sold for consumption on premises was reduced by the 1999 Legislature. This reduction is expected to reduce collections by $30.3 million in the fiscal year ended June 30, 2000, and

$37.4 million in the fiscal year ending June 30, 2001. Approximately 88% of the revenues collected from this tax are deposited into Florida's General Revenue Fund.

  - Receipts from the alcoholic beverage tax and liquor license fees that were credited to the General Revenue Fund totaled $556.6 million for the fiscal year ended June 30, 2000, a decrease of 1.0% from the fiscal year ended June 30, 1999.

CORPORATE INCOME TAX

    Florida imposes an income tax on corporations. All receipts of the corporate income tax are credited to the General Revenue Fund.

  - For the fiscal year ended June 30, 2000, corporate income tax totaled $1,406.5 million, a decrease of 4.5% from the fiscal year ended June 30, 1999.

DOCUMENTARY STAMP TAX

    Florida imposes a documentary stamp tax on deeds and other documents relating to realty, corporate shares, bonds, certificates of indebtedness, promissory notes, wage assignments, and retail charge accounts. The receipts from the documentary stamp tax are credited mainly to various trust funds. For the fiscal year ended June 30, 2000, only 7.56% of these taxes were deposited to the General Revenue Fund.

  - Documentary stamp tax collections totaled $1,223.4 million for the fiscal year ended June 30, 2000, a 3.2% increase from the fiscal year ended June 30,
    1999.

INTANGIBLE PERSONAL PROPERTY TAX

    Florida imposes an annual intangible personal property tax on stocks, bonds, including bonds secured by liens on Florida real property, notes, governmental leaseholds, interests in limited partnerships registered with the Securities and Exchange Commission, and certain other intangibles not secured by a lien on Florida real property. The annual rate of tax is currently 1 mill (a mill is $1.00 of tax per $1,000.00 of property value). Florida also imposes a non-recurring tax on mortgages and other obligations secured by liens on Florida real property. The rate of the non-recurring tax was reduced as of January 2000, from 2 mills to 1.5 mills, and a further reduction to 1 mill was effective January 2001. The rate reduction is expected to reduce general revenues by $202.3 million for the fiscal year ending June 30, 2001, and by $252.7 million for the fiscal year ending June 30, 2002. After reduction for administrative costs incurred by the Florida Department of Revenue, 66.5% of the receipts from the intangible personal property tax are distributed to the General Revenue Fund and the remaining 33.5% are distributed to the County Revenue Sharing Trust Fund.

  - For the fiscal year ended June 30, 2000, total intangible personal property tax collections were $994.7 million, a 17.8% decrease from the fiscal year ended June 30, 1999.

ESTATE TAX

    Florida imposes an estate tax on the estate of a decedent for the privilege of transferring property at death. The estate tax is limited by the Florida Constitution to an amount equal to the aggregate credit or deduction allowable against an estate's federal or other state tax liability. Therefore, an elimination or reduction of the federal estate tax could significantly reduce the revenue from the Florida estate tax. All receipts of the estate tax are credited to the General Revenue Fund.

  - For the fiscal year ended June 30, 2000, receipts from this tax were $778.7 million, an increase of 15.5% over the fiscal year ended June 30, 1999.

LOTTERY

    Florida began its own lottery in 1988. Florida law requires that lottery revenues be distributed 50% to the public in prizes, at least 38.0% for use in enhancing education, and no more than 12.0% for costs of administering the lottery.

  - Lottery ticket sales for the fiscal year ended June 30, 2000, totaled an estimated $2,266.5 million, providing education with approximately
    $861.2 million.

TOBACCO LITIGATION AWARD TO FLORIDA

    Florida's 1997 tobacco litigation settlement, as amended in 1998, is expected to exceed $11 billion over a 25 year period. The settlement anticipates that Florida will use the proceeds for children's healthcare coverage and other health-related services, to reimburse Florida for medical expenses it has incurred, and for mandated improvements in enforcement efforts against the sale of tobacco products to minors. A portion of the settlement funds have been deposited in the Lawton Chiles Endowment Fund as a continuing source of funding for services to children and elders, and for biomedical research. As of June 30, 2000, the value of the Lawton Chiles Endowment Fund was approximately $1,182 million.

DEBT-BALANCED BUDGET REQUIREMENT

    At the end of the fiscal year ended June 30, 1999, Florida had outstanding about $9,260 million in principal amount of debt secured by its full faith and credit. Since then, the State has issued about $691.3 million in principal amount of full faith and credit bonds.

Florida's Constitution and statutes require that Florida not run a deficit in its budget, as a whole, or in any separate fund within its budget. Rather its budget and funds must be kept in balance from currently available revenues each fiscal year. If the Governor or Comptroller believes a deficit will occur in any fund, by statute, he must certify his opinion to the Administrative Commission, which then is authorized to reduce all Florida agency budgets and releases by a sufficient amount to prevent a deficit in any fund. Additionally, the Florida Constitution prohibits Florida from borrowing by issuing bonds to fund its operations.

LITIGATION

    Currently under litigation are several issues relating to Florida actions or Florida taxes that put at risk a portion of General Revenue Fund monies. There is no assurance that any of such matters, individually or in the aggregate, will not have a material adverse affect on Florida's financial position. A brief summary of these matters follows.

    NATHAN M. HAMEROFF, M.D., ET AL. V. AGENCY FOR HEALTHCARE ADMINISTRATION, ET AL.

        The plaintiff challenged the constitutionality of Florida's Public Medical Assistance Trust Fund annual assessment on net operating revenue of free standing out-patient facilities offering sophisticated radiology services. The case is set to be heard in Leon County Circuit Court, 2nd Judicial Circuit, and is currently in the discovery phase. If Florida is unsuccessful in its action, the potential cost to Florida could be $116.8 million.

    BARNETT BANKS, INC. V. FLORIDA DEPARTMENT OF REVENUE

        The taxpayer in this case challenged the imposition of interest on additional amounts of corporate income tax due as a result of adjustments under a Federal income tax audit that were reported to Florida. DOR's historical position is that interest is due from the due date of the return until payment of the additional amount of tax is made. The taxpayer contends that interest should begin to accrue only from the date the Federal audit adjustments were due to be reported to Florida. A Final Order was issued adopting DOR's position, but the taxpayer won on appeal. The potential lost revenue and refund exposure are estimated in the range of $12 to $20 million annually.

    SAVONA, ET AL. V. AGENCY FOR HEALTH CARE ADMINISTRATION

        The plaintiffs seek reimbursement of differential between Medicare and Medicaid rates for dual-enrolled eligibles. The case is set to be heard in Leon County Circuit Court, 2nd Judicial Circuit. If the plaintiffs prevail, Florida's share (45%) of the potential liability could be up to $270 million.

DEFICIT FUND EQUITY

    The Special Disability Trust Fund has a deficit fund balance of approximately $1.7 billion. This deficit is the result of claims expense over net assessment revenue.

BOND RATINGS

    Florida maintains a bond rating of Aa2, AA+, and AA from Moody's Investor's Service, Standard & Poor's Corporation, and Fitch, Inc., respectively, on all of its general obligation bonds. While these ratings and some of the information presented above indicate that Florida is in satisfactory economic health, there can be no assurance that there will not be a decline in economic conditions or that particular Florida Municipal Obligations purchased by the Fund will not be adversely affected by any such changes.

INFORMATION

    The sources for the information presented above include official statements and financial statements of the State of Florida. While Nuveen Investments has not independently verified this information, Nuveen Investments has no reason to believe that the information is not correct in all material respects.

FLORIDA TAXABLE ESTIMATED CURRENT RETURN TABLE

The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under published 2002 marginal Federal tax rates*. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.
---------

* The State of Florida does not impose an income tax on individuals. However, Florida does impose an intangible personal property tax, which is not included in these tables because it is generally based on property value rather than income.

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                  FEDERAL
   FEDERAL       ADJUSTED       COMBINED
   TAXABLE         GROSS        STATE AND                  TAX-FREE ESTIMATED CURRENT RETURN
   INCOME         INCOME         FEDERAL     --------------------------------------------------------------
  (1,000'S)      (1,000'S)      TAX RATE1    4.00%   4.25%   4.50%   4.75%   5.00%   5.25%   5.50%   5.75%
-------------  -------------  -------------  ------  ------  ------  ------  ------  ------  ------  ------
$12.00- 46.70  $    0-137.30          15.0%   4.71    5.00    5.29    5.59    5.88    6.18    6.47    6.76
 46.70-112.85       0-137.30          27.0    5.48    5.82    6.16    6.51    6.85    7.19    7.53    7.88
               137.30-206.00          28.0    5.56    5.90    6.25    6.60    6.94    7.29    7.64    7.99
112.85-171.95       0-137.30          30.0    5.71    6.07    6.43    6.79    7.14    7.50    7.86    8.21
               137.30-206.00          31.0    5.80    6.16    6.52    6.88    7.25    7.61    7.97    8.33
               206.00-328.50          34.0    6.06    6.44    6.82    7.20    7.58    7.95    8.33    8.71
171.95-307.05  137.30-206.00          36.0    6.25    6.64    7.03    7.42    7.81    8.20    8.59    8.98
               206.00-328.50          39.5    6.61    7.02    7.44    7.85    8.26    8.68    9.09    9.50
                 Over 328.50          36.02   6.25    6.64    7.03    7.42    7.81    8.20    8.59    8.98
  Over 307.05  206.00-328.50          43.5    7.08    7.52    7.96    8.41    8.85    9.29    9.73   10.18
                 Over 328.50          40.03   6.67    7.08    7.50    7.92    8.33    8.75    9.17    9.58

  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                  FEDERAL
   FEDERAL       ADJUSTED       COMBINED
   TAXABLE         GROSS        STATE AND                  TAX-FREE ESTIMATED CURRENT RETURN
   INCOME         INCOME         FEDERAL     --------------------------------------------------------------
  (1,000'S)      (1,000'S)      TAX RATE1    4.00%   4.25%   4.50%   4.75%   5.00%   5.25%   5.50%   5.75%
-------------  -------------  -------------  ------  ------  ------  ------  ------  ------  ------  ------
$ 6.00- 27.95  $    0-137.30          15.0%   4.71    5.00    5.29    5.59    5.88    6.18    6.47    6.76
 27.95- 67.70       0-137.30          27.0    5.48    5.82    6.16    6.51    6.85    7.19    7.53    7.88
 67.70-141.25       0-137.30          30.0    5.71    6.07    6.43    6.79    7.14    7.50    7.86    8.21
               137.30-259.80          31.5    5.84    6.20    6.57    6.93    7.30    7.66    8.03    8.39
141.25-307.05  137.30-259.80          37.0    6.35    6.75    7.14    7.54    7.94    8.33    8.73    9.13
                 Over 259.80          36.02   6.25    6.64    7.03    7.42    7.81    8.20    8.59    8.98
  Over 307.05    Over 259.80          40.03   6.67    7.08    7.50    7.92    8.33    8.75    9.17    9.58

------------------

1 The table reflects the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the current maximum marginal Federal tax rate to approximately
43.46 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 39.76 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.

2 Federal tax rate reverts to 35.0% after the 80% cap on the limitation on itemized deductions has been met.

3 Federal tax rate reverts to 38.6% after the 80% cap on the limitation on itemized deductions has been met.

                                   APPENDIX D

                             NEW JERSEY DISCLOSURE

ECONOMIC FACTORS--NEW JERSEY

The fund is susceptible to political, economic or regulatory factors affecting issuers of New Jersey Municipal Obligations. The following provides only a brief summary of the complex factors affecting the financial situation in New Jersey and is derived from sources that are generally available to investors and is believed to be accurate. It is based in part on information obtained from various State and local agencies in New Jersey. No independent verification has been made of any of the following information.

New Jersey is the ninth largest state in population and the fifth smallest in land area. With an average of 1,134 persons per square mile, it is the most densely populated of all the states. The State's economic base is diversified, consisting of a variety of manufacturing, construction and service industries, supplemented by rural areas with selective commercial agriculture.

During 2000, a continuation of the national business expansion, a strong business climate in the State, and positive developments in neighboring metropolitan areas contributed to the State's economic expansion--the eighth consecutive year of expansion.

Employment within the State increased by 2.5% in 2000, resulting in an increase of more than 95,000 jobs. This was the fourth consecutive year that employment gains exceeded 75,000. Employment gains were primarily spread across the service producing industries with particularly strong growth in wholesale and retail trade (22,100). The engineering/ consulting/research sector and the computer/data processing services sector accounted for 17,800 of 48,100 job gains in the services sub-sector.

During the past decade, New Jersey's job growth has been concentrated in five major "growth clusters:" health, high technology, logistics, financial and entertainment. Combined, these five growth clusters added over 200,000 jobs during the ten years from 1988 to 1998, a 19% growth rate compared to a 4% growth rate for all other industries in the State. These growth clusters grew by 2.6% in 1999, over twice the rate of 1.2% for all other industries in New Jersey.

With strong labor market conditions, New Jersey's personal income increased at a pace of 6.2% in 2000, substantially stronger than the 4% rate in 1999. The strong State economy also led to a retail sales growth of almost 9%, just slightly lower than the 1999 rate. Low inflation, approximately 3%, continues to benefit New Jersey consumers and businesses. Low interest rates have supported spending on housing and other consumer durables. In 2000, home building decreased slightly from the level of 1999 which was an 11 year high. New vehicle registrations grew 10% in 2000 to the highest level since 1986.

New Jersey's unemployment rate fell below 4.0% in 2000, a rate which was below the national rate. Joblessness, in terms of both absolute level and its rate, has been falling steadily since its peak in 1992.

The economic outlook for 2001/2002 is for slower but positive growth. Employment is expected to increase by approximately 1% or 40,000 jobs each year, reflecting a slower growing national economy and continuing shortages in skilled technical specialties. The outlook also anticipates moderate but fairly steady growth in State personal income at 5.6% in 2001 and 5.3% in 2002.

The State operates on a fiscal year beginning July 1 and ending June 30. The State closed recent fiscal years with surpluses in the general fund (the fund into which all State revenues not otherwise restricted by statute are deposited and from which the appropriations are made) of $228 million in 1998, $276 million in 1999 and $188 million in 2000. It is estimated that Fiscal Year 2001 ended with a surplus of $198 million and it is estimated that Fiscal Year 2002 will end with a surplus of $299 million. The Fiscal Year 2000 figure includes payment of $112.8 million from the settlement of the litigation with the tobacco companies. The Fiscal year 2001 and 2002 estimates include anticipated payments of $134.3 million and $365.2 million, respectively, from the settlement of the litigation with the tobacco companies.

The State's Fiscal Year 2002 revenue projections are based on moderate overall economic growth. Total general fund and available revenues are projected to be $22.9 billion. Of this amount 39.9% is recommended for State Aid to Local Governments, 32.6% is recommended for Grants-in-Aid, 20.7% is recommended for Direct State Services, 2.2% is recommended for Debt Service on State general obligation bonds and 4.6% is recommended for Capital Construction. Of these appropriations, the largest recommended State Aid appropriation in the amount of $7,259.3 million is provided for local elementary and secondary education programs. The second largest portion of recommended appropriation in Fiscal Year 2002 is for Grants-in-Aid, totaling $7,463.7 million, which represents payments to individuals or public or private agencies for benefits to which a recipient is entitled to by law, or for the provision of services on behalf of the State. Of this amount the largest amount recommended is for programs administered by the Department of Human Services. The third largest portion of recommended appropriations in Fiscal Year 2002 is applied to Direct State Services which supports the operations of State government's departments, the Executive Office, several commissions, the State Legislature and the Judiciary. This amount totals $4,750.7 million for Fiscal Year 2002, of which the largest amounts are recommended for programs administered by the Department of Human Services and the Department of Law and Public Safety.

In addition to payments from bond proceeds, capital construction can also be funded by appropriation of current revenues on a pay-as-you-go basis. In Fiscal Year 2002, the amount recommended for this purpose is $1,064.3 million, of which $709.5 million is for transportation projects and debt service and is being credited to the Transportation Trust Fund Account of the General Fund. In addition, $98.0 million is for open space preservation, $54.8 million is for hazardous substance remediation and underground tank remediation and $25.0 million is for shore protection. All appropriations for capital projects and all proposals for State bond authorization are subject to the review and recommendation of the New Jersey Commission on Capital Budgeting and Planning.

In Fiscal Year 1992 the State initiated a program under which it issued tax and revenue anticipation notes to aid in providing effective cash flow management to fund balances which occur in the collection and disbursement of the General Fund and Property Tax Relief Fund revenues. It is anticipated that the State will continue this program for Fiscal Year 2002. Such tax and revenue anticipation notes do not constitute a general obligation of the State or a debt or liability within the meaning of the State constitution. Such notes constitute special obligations of the State payable solely from moneys on deposit in the General Fund and the Property Tax Relief Fund and legally available for such payment.

The State finances certain capital projects through the sale of the general obligation bonds of the State. These bonds are backed by the full faith and credit of the State. Certain state tax revenues and certain other fees are pledged to meet the principal payments, interest payments, redemption premium payments, if any, required to fully pay the bonds. As of June 30, 2001, the State's outstanding general obligation bonded indebtedness totaled
$3.5 billion. The recommended appropriation for the debt service obligation on outstanding projected indebtedness is $493.9 million for Fiscal Year 2002.

At any given time, there are various numbers of claims and cases pending against the State, State Agencies and employees, seeking recovery of monetary damages that are primarily paid out of the fund created pursuant to the New Jersey Claims Act. The State does not formally estimate its reserve representing a potential exposure for these claims and cases. The State is unable to estimate its exposure for these claims and cases.

The State routinely receives notices of claims seeking substantial sums of money. The majority of those claims have historically proven to be of substantially less value than the amount originally claimed. Under the New Jersey Tort Claims Act, any tort litigation against the State must be preceded by a notice of claim, which affords the State the opportunity for a six month investigation prior to the filing of any suit against it.

In addition, at any given time, there are various numbers of contracts and other claims against the State, among other parties, arising from the alleged disposal of hazardous waste. Claimants in such matters are seeking recovery of monetary damages or other relief which, if granted, would require the expenditure of funds. The State is unable to estimate its exposure for these claims.

The State is a party in numerous legal proceedings pertaining to matters incidental to the performance of routine governmental operations. Adverse judgments in these and other matters could have the potential for either a significant loss of revenue or a significant unanticipated expenditure by the State.

The State's general obligation ratings are rated Aa1 by Moody's and AA+ by S&P. However, on January 11, 2002, S&P placed New Jersey's ratings on CreditWatch with negative implications, reflecting primarily the ongoing and rapid decline in state-collected revenues compared with both the amount collected last year and the amount anticipated in the fiscal 2002 state budget through the first six months of the current fiscal year. New Jersey's strong economic growth during the past eight years and its growing reserves support its strong credit rating. The State's combined debt burden is above average but is mitigated by New Jersey's high wealth levels. Although these ratings indicate that the State is in relatively good economic health, there can be no assurance that this will continue or that particular bond issues may not be adversely affected by changes in the State or local economic or political conditions. It should be noted that the creditworthiness of obligations issued by local New Jersey issuers may be unrelated to the creditworthiness of obligations issued by the State of New Jersey, and that there is no obligation on the part of the State to make payment on such local obligations in the event of default.

NEW JERSEY TAXABLE ESTIMATED CURRENT RETURN TABLE

The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and state taxes, using published 2002 marginal Federal tax rates and marginal state tax rates currently available and scheduled to be in effect. The table assumes that federal taxable income is equal to state income subject to tax, and for cases in which more than one state rate falls within a Federal bracket, the state rate corresponding to the highest income within that Federal bracket is used. The combined state and Federal tax rates shown reflect the fact that state tax payments are currently deductible for Federal tax purposes. The tables do not reflect any local taxes or any taxes other than personal income taxes. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                  FEDERAL
   FEDERAL       ADJUSTED       COMBINED
   TAXABLE         GROSS        STATE AND                  TAX-FREE ESTIMATED CURRENT RETURN
   INCOME         INCOME         FEDERAL     --------------------------------------------------------------
  (1,000'S)      (1,000'S)      TAX RATE1    3.75%   4.00%   4.25%   4.50%   4.75%   5.00%   5.25%   5.50%
-------------  -------------  -------------  ------  ------  ------  ------  ------  ------  ------  ------
$12.00- 46.70  $    0-137.30          16.5%   4.49    4.79    5.09    5.39    5.69    5.99    6.29    6.59
 46.70-112.85       0-137.30          31.0    5.43    5.80    6.16    6.52    6.88    7.25    7.61    7.97
               137.30-206.00          32.0    5.51    5.88    6.25    6.62    6.99    7.35    7.72    8.09
112.85-171.95       0-137.30          34.5    5.73    6.11    6.49    6.87    7.25    7.63    8.02    8.40
               137.30-206.00          35.5    5.81    6.20    6.59    6.98    7.36    7.75    8.14    8.53
               206.00-328.50          38.0    6.05    6.45    6.85    7.26    7.66    8.06    8.47    8.87
171.95-307.05  137.30-206.00          40.0    6.25    6.67    7.08    7.50    7.92    8.33    8.75    9.17
               206.00-328.50          43.5    6.64    7.08    7.52    7.96    8.41    8.85    9.29    9.73
                 Over 328.50          40.02   6.25    6.67    7.08    7.50    7.92    8.33    8.75    9.17
  Over 307.05  206.00-328.50          47.0    7.08    7.55    8.02    8.49    8.96    9.43    9.91   10.38
                 Over 328.50          43.53   6.64    7.08    7.52    7.96    8.41    8.85    9.29    9.73

  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                  FEDERAL
   FEDERAL       ADJUSTED       COMBINED
   TAXABLE         GROSS        STATE AND                  TAX-FREE ESTIMATED CURRENT RETURN
   INCOME         INCOME         FEDERAL     --------------------------------------------------------------
  (1,000'S)      (1,000'S)      TAX RATE1    3.75%   4.00%   4.25%   4.50%   4.75%   5.00%   5.25%   5.50%
-------------  -------------  -------------  ------  ------  ------  ------  ------  ------  ------  ------
$ 6.00- 27.95  $    0-137.30          16.5%   4.49    4.79    5.09    5.39    5.69    5.99    6.29    6.59
 27.95- 67.70       0-137.30          31.0    5.43    5.80    6.16    6.52    6.88    7.25    7.61    7.97
 67.70-141.25       0-137.30          34.5    5.73    6.11    6.49    6.87    7.25    7.63    8.02    8.40
               137.30-259.80          36.0    5.86    6.25    6.64    7.03    7.42    7.81    8.20    8.59
141.25-307.05  137.30-259.80          41.0    6.36    6.78    7.20    7.63    8.05    8.47    8.90    9.32
                 Over 259.80          40.02   6.25    6.67    7.08    7.50    7.92    8.33    8.75    9.17
  Over 307.05    Over 259.80          43.53   6.64    7.08    7.52    7.96    8.41    8.85    9.29    9.73

------------------

1 The table reflects the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the current maximum marginal combined Federal and state tax rate to approximately 47.07 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 43.60 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.

2 Combined Federal and state tax rate reverts to 39.14% after the 80% cap on the limitation on itemized deductions has been met.

3 Combined Federal and state tax rate reverts to 42.51% after the 80% cap on the limitation on itemized deductions has been met.

                                   APPENDIX E

                                OHIO DISCLOSURE

ECONOMIC FACTORS--OHIO

As described above, the Ohio Portfolio will invest most of its net assets in securities issued by or on behalf of (or in certificates of participation in lease-purchase obligations of) the State of Ohio, political subdivisions of the State, or agencies or instrumentalities of the State or its political subdivisions (Ohio Obligations). The Ohio Portfolio is therefore susceptible to general or particular economic, political or regulatory factors that may affect issuers of Ohio Obligations. The following information constitutes only a brief summary of some of the many complex factors that may have an effect. The information does not apply to "conduit" obligations on which the public issuer itself has no financial responsibility. This information is derived from official statements of certain Ohio issuers published in connection with their issuance of securities and from other publicly available information, and is believed to be accurate. No independent verification has been made of any of the following information.

Generally, the creditworthiness of Ohio Obligations of local issuers is unrelated to that of obligations of the State itself, and the State has no responsibility to make payments on those local obligations.

There may be specific factors that at particular times apply in connection with investment in particular Ohio Obligations or in those obligations of particular Ohio issuers. It is possible that the investment may be in particular Ohio Obligations, or in those of particular issuers, as to which those factors apply. However, the information below is intended only as a general summary, and is not intended as a discussion of any specific factors that may affect any particular obligation or issuer.

The timely payment of principal of and interest on Ohio Obligations has been guaranteed by bond insurance purchased by the issuers, the Ohio Portfolio or other parties. Those Ohio Obligations may not be subject to the factors referred to in this section of the Prospectus.

Ohio is the seventh most populous state. The Census count for 2000 was 11,353,140, up from 10,847,100 in 1990.

While diversifying more into the service and other non-manufacturing areas, the Ohio economy continues to rely in part on durable goods manufacturing largely concentrated in motor vehicles and equipment, steel, rubber products and household appliances. As a result, general economic activity, as in many other industrially-developed states, tends to be more cyclical than in some other states and in the nation as a whole. Agriculture is an important segment of the economy, with over half the State's area devoted to farming and a significant portion of total employment in agribusiness.

In earlier years, the State's overall unemployment rate was commonly somewhat higher than the national figure. For example, the reported 1990 average monthly State rate was 5.7%, compared to the 5.5% national figure. However, through 1998 the annual State rates were below the national rates (4.3% vs. 4.5% in 1998), but were again slightly higher in 1999 (4.3% vs. 4.2%) and 2000 (4.1% vs. 4.0%). The unemployment rate and its effects vary among geographic areas of the State.

There can be no assurance that future national, regional or state-wide economic difficulties, and the resulting impact on State or local government finances generally, will not adversely affect the market value of Ohio Obligations held in the Ohio Portfolio or the ability of particular obligors to make timely payments of debt service on (or lease payments relating to) those Obligations.

The State operates on the basis of a fiscal biennium for its appropriations and expenditures, and is precluded by law from ending its July 1 to June 30 fiscal year (FY) or fiscal biennium in a deficit position. Most State operations are financed through the General Revenue Fund (GRF), for which the personal income and sales-use taxes are the major sources of revenue. Growth and depletion of GRF ending fund balances show a consistent pattern related to national economic conditions, with the ending FY balance reduced during less favorable and increased during more favorable economic periods. The State has well-established procedures for, and has timely taken, necessary actions to ensure resource/ expenditure balances during less favorable economic periods such as the current FY. Those procedures include general and selected reductions in appropriations spending.

The 1992-93 biennium presented significant challenges to State finances, successfully addressed. To allow time to resolve certain budget differences an interim appropriations act was enacted effective July 1, 1991; it included GRF debt service and lease rental appropriations for the entire biennium, while continuing most other appropriations for a month. Pursuant to the general appropriations act for the entire biennium, passed on July 11, 1991, $200 million was transferred from the Budget Stabilization Fund (BSF, a cash and budgetary management fund) to the GRF in FY 1992.

Based on updated results and forecasts in the course of that FY, both in light of a continuing uncertain nationwide economic situation, there was projected and then timely addressed an FY 1992 imbalance in GRF resources and expenditures. In response, the Governor ordered most State agencies to reduce GRF spending in the last six months of

FY 1992 by a total of approximately $184 million; the $100.4 million BSF balance and additional amounts from certain other funds were transferred late in the FY to the GRF, and adjustments were made in the timing of certain tax payments.

A significant GRF shortfall (approximately $520 million) was then projected for FY 1993. It was addressed by appropriate legislative and administrative actions, including the Governor's ordering $300 million in selected GRF spending reductions and subsequent executive and legislative action (a combination of tax revisions and additional spending reductions). The June 30, 1993 ending GRF fund balance was approximately $111 million, of which, as a first step to its replenishment, $21 million was deposited in the BSF.

The 1994-95 biennium presented a more affirmative financial picture. The biennium ended June 30, 1995 with a GRF ending fund balance of $928 million, which, after leaving in the GRF an unreserved and undesignated balance of $70 million, was transferred to the BSF ($535.2 million) and other funds including school assistance funds and, in anticipation of possible federal program changes, a human services stabilization fund.

From a higher than forecast 1996-97 mid-biennium GRF fund balance, $100 million was transferred for elementary and secondary school computer network purposes and $30 million to a new State transportation infrastructure fund. Approximately $400.8 million served as a basis for temporary 1996 personal income tax reductions aggregating that amount. Of the 1996-97 biennium-ending
$834.9 million GRF fund balance, $250 million went to school buildings, $94 million to the school computer network, $44.2 million for school textbooks and instructional materials and a distance learning program, and $34 million to the BSF, and the $263 million balance to the State income tax reduction fund.

The 1998-99 biennium ending GRF balances were $1.5 billion (cash) and $976 million (fund). Of that fund balance, $325.7 million was transferred to school building assistance, $46.3 million to the BSF, $90 million for classroom computers and interactive video distance learning, and the remaining amount to the State income tax reduction fund.

The State's financial situation varied substantially in the 2000-01 biennium. The GRF appropriations acts for that biennium (one for all education purposes, and one for general GRF purposes) were passed in June 1999 and promptly signed (after selective vetoes) by the Governor. From the June 30, 2000 FY ending GRF fund balance of over $855 million transfers were made in amounts of $610 million to the income tax reduction fund and $49 million to the BSF (increasing its balance to over $1 billion).

The Governor announced in late March 2001 new preliminary lowered revenue estimates for the then current FY (ending June 30, 2001) and for FYs 2002 and 2003 (for which appropriation bills were then pending). Based on indications that the Ohio economy continued to be affected by the economic downturn being experienced nationwide, and higher than previously projected Medicaid expenditures, significant steps were taken to ensure the positive GRF ending fund balance at June 30, 2001. Those steps included reductions in expenditures and appropriations spending, and OBM was authorized to transfer by June 30, 2001 from the BSF to the GRF amounts necessary to ensure a July 1, 2001 beginning GRF fund balance (and a June 30 ending balance) of at least $188,200,000 (representing historical 0.5% year end cash flow allowance). The State ended
FY 2001 with a GRF cash balance of over $817 million and fund balance of over $219 million, making that transfer unnecessary.

None of the spending reductions over the years were applied to appropriations needed for debt service or lease rentals relating to any State obligations.

Lengthy and rigorous consideration was given to revenues and expenditures for the new FYs 2002 and 2003. Included in that consideration were the OBM projections for the biennium of continuing lower than anticipated levels of revenues and higher than anticipated Medicaid expenses. Another key consideration was compliance with the then imminent school funding court order discussed below.


The GRF appropriations act for the 2002-03 biennium, not providing for any increases in major State taxes, was passed in June 2001, and promptly signed (after selective vetoes) by the Governor. That act provided for total GRF biennial expenditures of approximately $45.1 billion. Necessary GRF debt service and lease-rental appropriations for the entire biennium were requested in the Governor's proposed budget, incorporated in the related appropriations bills as introduced and included in the versions as passed by the House and Senate, and in the act as passed and signed. The same was true for the separate appropriations acts for the Department of Transportation, Department of Public Safety and Bureau of Workers Compensation, which included lease-rental appropriations for certain OBA-financed ODOT, DPS and BWC projects.



The appropriations act provided for the use of certain reserves, aimed at achieving FY and biennium ending positive fund balances based on estimates and projections at the time of passage. It authorized OBM to transfer, if necessary, $150,000,000 from the BSF (January 22, 2002 balance of over $1 billion) to the GRF for purposes of increasing moneys available to pay Medicaid expenses, with an additional $10,000,000 appropriated from the BSF to an ongoing State emergency purposes fund. Assuming all those transfers were made from the BSF, its balance would be reduced to approximately $855,000,000. As an additional reserve transfer, the entire balance of $100,000,000 may be transferred by

OBM in FY 2002 from a Family Services Stabilization Fund to the GRF. Based on the enacted budget, and assuming those transfers being made, OBM had been projecting a positive FY 2002 GRF ending fund balance.



However, the Ohio economy continues to be negatively affected by the national economic downturn and by recent national and international events. On
October 16, 2001, OBM announced its revised estimates of revenues and expenditures for the current fiscal biennium. Based on continuing reduced revenue collections in certain categories (particularly sales and personal income taxes), OBM then projected a GRF budget shortfall for the current FY of $709,000,000 and of $763,000,000 for the next FY. Due to the continuing pendency of the school funding litigation (the State's motion for reconsideration has been granted) those revised estimates did not include additional expenditures pursuant to the recent Supreme Court order; as noted below the motion requested reconsideration of the portion of the Court's order that would require an additional substantial but as yet undetermined amount in each FY of this biennium, estimated by OBM to be as much as $1.24 billion each year.


As a first step to achieving a positive GRF ending fund balance for the current FY based on these new OBM estimates, the Governor on October 16 ordered reduced appropriations spending by most State agencies in amounts and manner to be determined by the OBM Director, and limits on hiring and on major purchases. Expressly excepted from the Governor's cutback order are appropriations for or relating to debt service on State obligations. Those announced spending reductions, that would reduce the current FY shortfall by an estimated $224,000,000, are at the annual rate of 6% (being 8.5% for the balance of the FY) for most State agencies (including higher education institutions), with lesser reductions for correctional and mental health institutions. Exemptions from reductions include primary and secondary education and the adjutant general.

Following subsequent extensive considerations by the Governor and the General Assembly, the General Assembly on December 5, 2001 enacted, and the Governor has signed, legislation making budget adjustments for the current and next FY. Those adjustments, together with possible additional Governor-ordered cutbacks, are intended to ensure positive GRF ending fund balances for the current biennium (ending June 30, 2003) and for each of its two FYs, based on then current revenue and expenditure projections by OBM.


More significant aspects of this legislation include: authorization to transfer to the GRF up to $248 million from the BSF (in addition to the $150 million transfer provided for in the original appropriations act); temporary reallocation to the GRF of a $260 million portion of tobacco settlement revenues ($125 million in FY 2002, $135 million in 2003, intended to be reimbursed in FYs 2013 and 2014); certain tax-related changes (including accelerating the time for certain payments); legislated reductions in appropriations spending authorizations for the legislative and judicial branches; and authorization to participate in a multi-state lottery game estimated to generate $41 million in FY 2003. (Litigation has been filed seeking to enjoin the lottery provisions on State constitutional grounds, including a claim that the provisions of the Act violate the "one subject" requirement for legislation.)


If all authorized transfer from the BSF are made, its balance would be reduced to approximately $600 million.

The Governor and the General Assembly will continue to consider and evaluate actions that may be necessary in response to final Supreme Court action in the school funding case or to subsequent revised revenue or expenditure projections.

An additional appropriations action, affecting most subdivisions and local libraries in the State, caps the amount to be distributed from the various local government assistance funds in FYs 2002 and 2003 essentially to the equivalent monthly payment amounts in FYs 2000 and 2001.

The State's incurrence or assumption of debt without a vote of the people is, with exceptions noted below, prohibited by current State constitutional provisions. The State may incur debt, limited in amount to $750,000, to cover casual deficits or failures in revenues or to meet expenses not otherwise provided for. The Constitution expressly precludes the State from assuming the debts of any local government or corporation. (An exception is made in both cases for any debt incurred to repel invasion, suppress insurrection or defend the State in war.)


By 17 constitutional amendments approved from 1921 to date (the latest in 2000) Ohio voters authorized the incurrence of State general obligation debt and the pledge of taxes or excises to its payment. At January 22, 2002, over $2.51 billion (excluding certain highway bonds payable primarily from highway user receipts) of this debt was outstanding or awaiting delivery. The only such State debt at that date authorized to be incurred were portions of the highway bonds, and the following: (a) up to $100 million of obligations for coal research and development may be outstanding at any one time ($38.6 million outstanding); (b) obligations for local infrastructure improvements, no more than $120 million of which may be issued in any calendar year ($1.17 billion outstanding or awaiting delivery); (c) the conservation purposes bonds referred to below ($50 million awaiting delivery); and (d) up to $200 million in general obligation bonds for parks, recreation and natural resources purposes which may be outstanding at any one time ($141.7 million outstanding, with no more than $50 million to be issued in any one year).


The electors in 1995 approved a constitutional amendment extending the local infrastructure bond program (authorizing an additional $1.2 billion of State full faith and credit obligations to be issued over 10 years for the purpose), and authorizing additional highway bonds (expected to be payable primarily from highway user receipts). The latter authorizes not more than $1.2 billion to be outstanding at any time and not more than $220 million to be issued in a fiscal year.


A constitutional amendment approved by the voters in 1999 authorizes State general obligation debt to pay costs of facilities for a system of common schools throughout the State ($513.1 million outstanding as of January 22, 2002) and facilities for state supported and assisted institutions of higher education ($602.6 million outstanding).


That 1999 amendment also provided that State general obligation debt and other debt represented by direct obligations of the State (including lease-rental obligations authorized by the Ohio Building Authority and by the Treasurer and previously by the Ohio Public Facilities Commission), may not be issued if future FY total debt service on those direct obligations to be paid from the GRF or net lottery proceeds exceeds 5% of total estimated revenues of the State for the GRF and from net State lottery proceeds during the FY of issuance.


A constitutional amendment approved by Ohio electors in November 2000 authorizes the issuance of State bonds for land conservation and revitalization purposes (including statewide brownfields clean-up). For each of the two purposes, the amendment authorizes not more than $50,000,000 in principal amount to be issued in any FY and not more than $200,000,000 in principal amount to be outstanding in accordance with their terms at any time. The bonds for conservation purposes are State general obligations, and those for revitalization purposes will be special obligations of the State payable from particular revenues and receipts designated by the General Assembly.



The Constitution also authorizes the issuance of State obligations for certain purposes, the owners of which do not have the right to have excises or taxes levied to pay debt service. Those special obligations include obligations issued by the Ohio Building Authority and the State Treasurer, and previously by the Ohio Public Facilities Commission, over $4.7 billion of which were outstanding at January 22, 2002.



In recent years, State agencies have participated in transportation and office building projects that may have some local as well as State use and benefit, in connection with which the State enters into lease purchase agreements with terms ranging from 7 to 20 years. Certificates of participation, or special obligation bonds of the State or a local agency, are issued that represent fractionalized interests in or are payable from the State's anticipated payments. The State estimates highest future FY payments under those agreements (as of January 22, 2002) to be approximately $45 million (of which $40.7 million is payable from sources other than the GRF, such as federal highway money distributions). State payments under all those agreements are subject to biennial appropriations, with the lease terms being two years subject to renewal if appropriations are made.


A 1990 constitutional amendment authorizes greater State and political subdivision participation (including financing) in the provision of housing. The General Assembly may for that purpose authorize the issuance of State obligations secured by a pledge of all or such portion as it authorizes of State revenues or receipts (but not by a pledge of the State's full faith and credit).

A 1994 constitutional amendment pledges the full faith and credit and taxing power of the State to meeting certain guarantees under the State's tuition credit program which provides for purchase of tuition credits, for the benefit of State residents, guaranteed to cover a specified amount when applied to the cost of higher education tuition. (A 1965 constitutional provision that authorized student loan guarantees payable from available State moneys has never been implemented, apart from a "guarantee fund" approach funded essentially from program revenues.)

State and local agencies issue obligations that are payable from revenues from or relating to certain facilities (but not from taxes). By judicial interpretation, these obligations are not "debt" within constitutional provisions. In general, payment obligations under lease-purchase agreements of Ohio public agencies (in which certificates of participation may be issued) are limited in duration to the agency's fiscal period, and are renewable only upon appropriations being made available for the subsequent fiscal period.


Local school districts in Ohio receive a major portion (state-wide aggregate of less than 50% in FY 2001) of their operating moneys from State subsidies, but are dependent on local property taxes, and in 125 districts (as of February 6, 2002) on voter-authorized income taxes, for significant portions of their budgets.



In a September 2001 opinion the Ohio Supreme Court issued its latest substantive decision in litigation that has long been pending in Ohio courts questioning the constitutionality of the State's system of school funding and compliance with the constitutional requirement that the State provide a "thorough and efficient system of common schools." The majority of the Court concluded that the system of school funding, as it had been modified and developed since 1991 and assuming full implementation of two modifications newly ordered by the Court, will meet constitutional requirements. (Two dissenters would find the system not yet in compliance; a third continued to conclude that compliance was a matter for the legislative branch, not the judiciary.) The two modifications directed by the Court, one of which will have an impact in the current State fiscal biennium, are:


       - Revisions of the formula and factors involved in calculating the per student costs of providing an adequate education. The Court stated no deadline, but does require that the new calculations be applied retroactively to July 1, 2001 (the beginning of the current State biennium). OBM estimates the additional annual cost of this change to the State to be as much as $1.24 billion. The Court has granted the State's motion for reconsideration and clarification of this ordered modification and of its retroactive application. It has also referred to a master commissioner the issues raised in that motion and any other issues the parties and the selected mediator consider appropriate issue for mediation, and stayed the cause pending completion of the settlement conferences.

       - The effective date of full implementation of a parity aid program (already adopted and being phased in) moved up by two years--full funding to be in FY 2004 rather than 2006. That program is aimed at providing poorer districts with resources similar to those available to wealthier districts.

It is not possible at this time to state what the results of referral to a master commissioner or of mediation will be, or what the Court's final action on reconsideration will be, or what or when the General Assembly's responses will be, or what effect they or any related actions may have on the State's overall financial condition (particularly in the current fiscal biennium) or on specific State operations or functions.

The Court had previously set as general base threshold requirements that every school district have enough funds to operate, an ample number of teachers, sound and safe buildings, and equipment sufficient for all students to be afforded an educational opportunity.

A small number of the State's 612 local school districts have in any year required special assistance to avoid year-end deficits. A now superseded program provided for school district cash need borrowing directly from commercial lenders, with diversion of State subsidy distributions to repayment if needed. The annual number of loans under this program ranged from 10 to 44, and the aggregate annual dollar amount of loans ranged from over $11 million to over $113 million (including $90 million to one for restructuring its prior loans). Under a restructured solvency assistance program, in FY 2001 four districts sought approximately $3.8 million.

Ohio's 943 incorporated cities and villages rely primarily on property and municipal income taxes to finance their operations. With other subdivisions, they also receive local government support and property tax relief moneys from State resources.


For those few municipalities and school districts that on occasion have faced significant financial problems, there are statutory procedures for a joint State/local commission to monitor the fiscal affairs and for development of a financial plan to eliminate deficits and cure any defaults. (Similar procedures have recently been extended to counties and townships.) As of January 22, 2002, nine municipalities were in "fiscal emergency" status and three in preliminary "fiscal watch" status, and a school district "fiscal emergency" provision was applied to eight districts with four on preliminary "fiscal watch" status.



At present the State itself does not levy ad valorem taxes on real or tangible personal property. Those taxes are levied by political subdivisions and other local taxing districts. The Constitution has since 1934 limited to 1% of true value in money the amount of the aggregate levy (including a levy for unvoted general obligations) of property taxes on particular property by the State and all overlapping subdivisions, without a vote of the electors or a municipal charter provision, and statutes limit the amount of that aggregate levy to 10 mills per $1 of assessed valuation (commonly referred to as the "ten-mill limitation"). Voted general obligations of subdivisions are payable from property taxes that are unlimited as to amount or rate.


OHIO TAXABLE ESTIMATED CURRENT RETURN TABLE

The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and state taxes, using published 2002 marginal Federal tax rates and marginal state tax rates currently available and scheduled to be in effect. The table assumes that federal taxable income is equal to state income subject to tax, and for cases in which more than one state rate falls within a Federal bracket, the state rate corresponding to the highest income within that Federal bracket is used. The combined state and Federal tax rates shown reflect the fact that state tax payments are currently deductible for Federal tax purposes. The tables do not reflect any local taxes or any taxes other than personal income taxes. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                   FEDERAL
   FEDERAL         ADJUSTED       COMBINED
   TAXABLE          GROSS         STATE AND                   TAX-FREE ESTIMATED CURRENT RETURN
    INCOME          INCOME         FEDERAL      --------------------------------------------------------------
  (1,000'S)       (1,000'S)       TAX RATE1     4.00%   4.25%   4.50%   4.75%   5.00%   5.25%   5.50%   5.75%
--------------  --------------   -----------    ------  ------  ------  ------  ------  ------  ------  ------
$ 12.00- 46.70  $     0-137.30        19.5%      4.97    5.28    5.59    5.90    6.21    6.52    6.83    7.14
  46.70-112.85        0-137.30        32.0       5.88    6.25    6.62    6.99    7.35    7.72    8.09    8.46
                 137.30-206.00        33.0       5.97    6.34    6.72    7.09    7.46    7.84    8.21    8.58
 112.85-171.95        0-137.30        35.0       6.15    6.54    6.92    7.31    7.69    8.08    8.46    8.85
                 137.30-206.00        35.5       6.20    6.59    6.98    7.36    7.75    8.14    8.53    8.91
                 206.00-328.50        38.5       6.50    6.91    7.32    7.72    8.13    8.54    8.94    9.35
 171.95-307.05   137.30-206.00        41.0       6.78    7.20    7.63    8.05    8.47    8.90    9.32    9.75
                 206.00-328.50        44.0       7.14    7.59    8.04    8.48    8.93    9.38    9.82   10.27
                   Over 328.50        41.02      6.78    7.20    7.63    8.05    8.47    8.90    9.32    9.75
   Over 307.05   206.00-328.50        47.5       7.62    8.10    8.57    9.05    9.52   10.00   10.48   10.95
                   Over 328.50        44.53      7.21    7.66    8.11    8.56    9.01    9.46    9.91   10.36

  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                   FEDERAL
   FEDERAL         ADJUSTED       COMBINED
   TAXABLE          GROSS         STATE AND                   TAX-FREE ESTIMATED CURRENT RETURN
    INCOME          INCOME         FEDERAL      --------------------------------------------------------------
  (1,000'S)       (1,000'S)       TAX RATE1     4.00%   4.25%   4.50%   4.75%   5.00%   5.25%   5.50%   5.75%
--------------  --------------   -----------    ------  ------  ------  ------  ------  ------  ------  ------
$  6.00- 27.95  $     0-137.30        19.0%      4.94    5.25    5.56    5.86    6.17    6.48    6.79    7.10
  27.95- 67.70        0-137.30        31.0       5.80    6.16    6.52    6.88    7.25    7.61    7.97    8.33
  67.70-141.25        0-137.30        35.0       6.15    6.54    6.92    7.31    7.69    8.08    8.46    8.85
                 137.30-259.80        36.5       6.30    6.69    7.09    7.48    7.87    8.27    8.66    9.06
 141.25-307.05   137.30-259.80        41.5       6.84    7.26    7.69    8.12    8.55    8.97    9.40    9.83
                   Over 259.80        41.02      6.78    7.20    7.63    8.05    8.47    8.90    9.32    9.75
   Over 307.50     Over 259.80        44.53      7.21    7.66    8.11    8.56    9.01    9.46    9.91   10.36

------------------

1 The table reflects the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the current maximum marginal combined Federal and state tax rate to approximately 47.70 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 44.28 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions. The table does not reflect the Ohio joint filing credit, which has the effect of reducing the state tax rates by 5% to 20% of such rates for certain married taxpayers filing a joint return. The amount of this credit cannot exceed $650.00. The table does not reflect possible reductions in the state tax rates that may occur if the Director of Budget and Management determines that certain surplus revenues exist.

2 Combined Federal and state tax rate reverts to 39.88% after the 80% cap on the limitation on itemized deductions has been met.

3 Combined Federal and state tax rate reverts to 43.21% after the 80% cap on the limitation on itemized deductions has been met.

                       CONTENTS OF REGISTRATION STATEMENT

A.  BONDING ARRANGEMENTS OF DEPOSITOR:

    The Depositor has obtained the following Stockbrokers Blanket Bonds for its officers, directors and employees:

    INSURER/POLICY NO.                                         AMOUNT

    Reliance Insurance Company                               $26,000,000
    B 262 6895

B.  THIS AMENDMENT OF REGISTRATION STATEMENT COMPRISES THE FOLLOWING PAPERS AND
DOCUMENTS:

                                The facing sheet

                                 The Prospectus

                                 The signatures

                         Consents of Independent Public
                      Accountants and Counsel as indicated

                         Exhibits as listed on page S-5

C.  EXPLANATORY NOTE:

    This Amendment No. 1 to the Registration Statement contains a prospectus that may include separate unit investment trusts. The prospectus will consist of a Part A and a Part B. An Information Supplement is also included in the Registration Statement.

D.  UNDERTAKINGS:

    The Information Supplement to the Trust will not include third party financial information.

                                   SIGNATURES

The Registrant, Nuveen Tax-Free Unit Trust, Series 1284 hereby identifies Series 401, 507, 512, 515, 517, 519, 723, 814 and 823 of the Nuveen Tax-Exempt Unit
Trust (the former name of the Nuveen Tax-Free Unit Trust) and Series 1178 of the Nuveen Tax-Free Unit Trust for purposes of the representations required by Rule 487 and represents the following:

(1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

(2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

(3)  that it has complied with Rule 460 under the Securities Act of 1933.


Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nuveen Tax-Free Unit Trust, Series 1284 has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on February 22, 2002.


                                          NUVEEN TAX-FREE UNIT TRUST, SERIES
                                          1284
                                                             (Registrant)


                                          By NUVEEN INVESTMENTS
                                                             (Depositor)


                                          By:  /s/ Jill C. Jacobs

                                          --------------------------------------
                                          Vice President


                                          Attest:  /s/ Jessica R. Droeger
                                          --------------------------------------
                                                             Assistant Secretary

Pursuant to the requirements of the Securities Act of 1933, this Amendment of Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:


          SIGNATURE                        TITLE*              DATE
Timothy T. Schwertfeger        Chairman, Board of Directors,    )
                               Chief Executive Officer and      )
                               Director                         )
                                                                )
John P. Amboian                President and Director           )        /s/ Larry W. Martin
                                                                )        Attorney-In-Fact**
                                                                )
                                                                )         February 22, 2002
Margaret E. Wilson             Vice President and Controller    )
                                                                )
                                                                )
                                                                )


--------------

* The titles of the persons named herein represent their capacity in and relationship to Nuveen Investments, the Depositor.

** The powers of attorney for Messrs. Amboian and Schwertfeger and for Ms. Wilson were filed on May 3, 2000 as Exhibit 6.2 to Nuveen Unit Trusts, Series 94 (File No. 333-35488).

1284


                         CONSENT OF CHAPMAN AND CUTLER

    The consent of Chapman and Cutler to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.1 and 3.2 to the Registration Statement.

                            CONSENT OF STATE COUNSEL

    The consents of special counsel to the Fund for state tax matters to the use of their names in the Prospectus included in the Registration Statement are contained in their opinions filed by this amendment as Exhibit 3.3 to the Registration Statement.

                    CONSENT OF KENNY S&P EVALUATION SERVICES

    The consent of Kenny S&P Evaluation Services to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as
Exhibit 4.1 to the Registration Statement.

                      CONSENT OF CARTER, LEDYARD & MILBURN

    The consent of Carter, Ledyard & Milburn to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as
Exhibit 4.2 to the Registration Statement.

                         CONSENT OF ARTHUR ANDERSEN LLP

    The consent of Arthur Andersen LLP to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.3 to the Registration Statement.

                                LIST OF EXHIBITS

1.1(a)       Copy of Standard Terms and Conditions of Trust between
             Nuveen Investments, Depositor, and JPMorgan Chase Bank,
             Trustee (filed as Exibit 1.1 (a) to the Sponsor's Amendment to the Registration Statement on Form S-6 relating to
             Series 823 of the Fund [File No. 33-62325] filed on
             September 7, 1995 and incorporated herein by reference).
1.1(b)       Trust Indenture and Agreement.
2.1          Copy of Certificate of Ownership (included in Exhibit 1.1(a)
             on pages 2 to 8, inclusive, and incorporated herein by
             reference).
2.2          Code of Ethics of the Trust(s) and Principal Underwriter
             (filed as Exhibit 2.2 to Amendment No. 3 to the Registration
             Statement on Form S-6 relating to Nuveen Unit Trusts,
             Series 82 [File No. 333-96279] filed on March 6, 2000 and
             incorporated herein by reference).
3.1          Opinion of counsel as to legality of securities being
             registered.
3.2          Opinion of counsel as to Federal income tax status of
             securities being registered.
3.3          Opinions of special state counsel to the Fund for state tax matters as to income tax status to residents of the
             respective states of the units of the respective trusts and consents to the use of their names in the Prospectus.
3.4          Corporate opinion of Trustee's counsel.
3.5          Opinion of Trustee's counsel as to New York tax status.
4.1          Consent of Kenny S&P Evaluation Services.
4.2          Consent of Carter, Ledyard & Milburn.
4.3          Consent of Arthur Andersen LLP
6.1          List of Directors and Officers of Depositor and other
             related information (filed as Exhibit 6.1 to Amendment
             No. 1 to the Registration Statement on Form S-6 relating to
             Nuveen Unit Trusts, Series 128 [File No. 333-64820] filed on
             July 18, 2001 and incorporated herein by reference).